   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 1994

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                           FIRST CHICAGO CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------
         DELAWARE                    6712                    36-2669970
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
       JURISDICTION               INDUSTRIAL            IDENTIFICATION NO.)
   OF INCORPORATION OR       CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)
                            ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60670
                                 (312) 732-4000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                               ROBERT A. ROSHOLT
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           FIRST CHICAGO CORPORATION
                            ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60670
                                 (312) 732-3209
                    (NAME, ADDRESS, INCLUDING ZIP CODE, AND
          TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                   COPIES TO:
         LAURENCE GOLDMAN, ESQ.                   THOMAS A. COLE, ESQ.
         SENIOR VICE PRESIDENT                      SIDLEY & AUSTIN
     AND ASSOCIATE GENERAL COUNSEL              ONE FIRST NATIONAL PLAZA
   THE FIRST NATIONAL BANK OF CHICAGO           CHICAGO, ILLINOIS 60603
        ONE FIRST NATIONAL PLAZA                     (312) 853-7000
        CHICAGO, ILLINOIS 60670
             (312) 732-3565    ----------------
  APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: on or about July 8, 1994. If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                    PROPOSED       PROPOSED
     TITLE OF EACH CLASS OF                         MAXIMUM         MAXIMUM       AMOUNT OF
        SECURITIES TO BE           AMOUNT TO BE  OFFERING PRICE    AGGREGATE     REGISTRATION
           REGISTERED               REGISTERED     PER SHARE    OFFERING PRICE       FEE
- ---------------------------------------------------------------------------------------------
Common Stock
 ($5.00 par value per share)....   8,732,600(1)   $29.4375(2)   $257,065,912(2)    $88,644
- ---------------------------------------------------------------------------------------------
Preferred Share Purchase
 Rights(3)......................       (4)             --             --              --

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) Represents the maximum number of shares of the Registrant's Common Stock to be issued in connection with the Merger described herein.
(2) Estimated pursuant to Rule 457(f) solely for the purpose of calculating the registration fee based on the average of the high and low prices for shares of Common Stock of Lake Shore Bancorp., Inc. on February 7, 1994, as
    reported on the NASDAQ National Market System.
(3) These Rights are currently attached to, and trade with, the Registrant's Common Stock. Such Rights will be issued for no additional consideration.
(4) Such number to be issued attached to the Registrant's Common Stock.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                           FIRST CHICAGO CORPORATION

                             CROSS-REFERENCE SHEET
                                      FOR
       REGISTRATION STATEMENT ON FORM S-4 AND PROSPECTUS/PROXY STATEMENT

 FORM S-4 ITEM NUMBER AND CAPTION      CAPTION IN PROSPECTUS/PROXY STATEMENT
 --------------------------------      -------------------------------------
 1. Forepart of Registration
    Statement and Outside Front     Facing Page of Registration Statement;
    Cover Page of Prospectus......   Cross Reference Sheet; Outside Front Cover
                                     Page of Prospectus/Proxy Statement
 2. Inside Front and Outside Back   Available Information; Incorporation of
    Cover Pages of Prospectus.....  Certain Documents by Reference; Table of
                                     Contents
 3. Risk Factors, Ratio of          Summary of Prospectus/Proxy Statement;
    Earnings to Fixed Charges and   Outside Front Cover Page of
    Other Information.............   Prospectus/Proxy Statement; Selected
                                     Financial Data; Comparative Per Share Data
 4. Terms of the Transaction......  The Merger; Terms of the Merger;
                                     Description of First Chicago Common Stock;
                                     Description of Lake Shore Common Stock
 5. Pro Forma Financial             Capitalization of First Chicago
    Information...................
 6. Material Contacts with the      The Merger--Background of the Merger; The
    Company Being Acquired........  Merger--Interests of Certain Persons in the
                                     Merger; The Merger--Stock Option Agreement
 7. Additional Information
    Required for Reoffering by
    Persons and Parties Deemed to
    be Underwriters...............  Not Applicable
 8. Interests of Named Experts and  Legal Matters; Experts
    Counsel.......................
 9. Disclosure of Commission
    Position on Indemnification
    for Securities Act
    Liabilities...................  Not Applicable
10. Information with Respect to S-  First Chicago and Recent Developments;
    3 Registrants.................   Incorporation of Certain Documents by
                                     Reference; Terms of the Merger;
                                     Description of First Chicago Common Stock
11. Incorporation of Certain        Incorporation of Certain Documents by
    Information by Reference......   Reference
12. Information with Respect to S-
    2 or S-3 Registrants..........  Not Applicable
13. Incorporation of Certain
    Information by Reference......  Not Applicable
14. Information with Respect to
    Registrants Other than S-3 or
    S-2 Registrants...............  Not Applicable

  FORM S-4 ITEM NUMBER AND CAPTION       CAPTION IN PROSPECTUS/PROXY STATEMENT
  --------------------------------       -------------------------------------
15. Information with Respect to S-3   Information Regarding Lake Shore;
    Companies.......................   Incorporation of Certain Documents by
                                       Reference; Terms of the Merger;
                                       Description of Lake Shore Common Stock
16. Information with Respect to S-2
    or S-3 Companies................  Not Applicable
17. Information with Respect to
    Companies Other than S-3 or S-2
    Companies.......................  Not Applicable
18. Information if Proxies, Consents  Summary of Prospectus/Proxy Statement;
    or Authorizations are to be       Introduction; The Merger; Terms of the
    Solicited.......................   Merger; Experts; Incorporation of Certain
                                       Documents by Reference
19. Information if Proxies, Consents
    or Authorizations are not to be
    Solicited or in an Exchange
    Offer...........................  Not Applicable

PRELIMINARY COPY

                           LAKE SHORE BANCORP., INC.

                           605 NORTH MICHIGAN AVENUE
                            CHICAGO, ILLINOIS 60611

                                 MARCH   , 1994

To the Stockholders of Lake Shore Bancorp., Inc.:

  Enclosed is a Notice of Special Meeting of Stockholders, a Prospectus/Proxy Statement and a Proxy Card for the Special Meeting of Stockholders of Lake Shore Bancorp. Inc. ("Lake Shore"), to be held at [insert time], local time on
       , 1994. The Special Meeting will be held at [insert location].

  At the meeting, you will be asked to consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Merger (the "Agreement"), pursuant to which Lake Shore will be merged into First Chicago Corporation ("First Chicago"). The Agreement provides that each outstanding share of Lake Shore Common Stock will be converted into a fraction of a share of First Chicago Common Stock. The terms of conversion depend on the average closing price of First Chicago Common Stock on the New York Stock Exchange (the "NYSE") during a twenty-day trading period ending on the third trading day prior to the closing of the transaction (the "20-Day Average Closing Price") in accordance with the following circumstances:

  . Each share of Lake Shore Common Stock will be converted into that portion of a whole share of First Chicago Common Stock (rounded to the nearest thousandth of a share) equal to $31.08 divided by the 20-Day Average Closing Price; provided, that if the 20-Day Average Closing Price is less than $37, it will be deemed to be $37, and if it is more than $53, it will be deemed to be $53.

  . No fractional shares of First Chicago Common Stock will be issued in exchange for Lake Shore Common Stock; instead, a cash payment will be made for fractional shares based upon the net proceeds of the sale of such fractional shares by the exchange agent in the open market.

  . It is a condition to the consummation of the merger that Lake Shore shall have received an opinion of counsel to the effect that, among other things, no gain or loss will be recognized by Lake Shore Stockholders upon the conversion of the Lake Shore Common Stock into First Chicago Common Stock (except with respect to cash, if any, received in lieu of fractional shares).

  For further details regarding the consideration to be received by Lake Shore Stockholders, see "Terms of the Merger--Consideration to be Received by Lake Shore Stockholders," in the accompanying Prospectus/Proxy Statement. The Prospectus/Proxy Statement and appendices thereto contain other details of the proposed merger and information regarding First Chicago and Lake Shore. We encourage you to read it carefully.

  The Lake Shore Board of Directors believes that the proposed merger is in the best interests of Lake Shore and Lake Shore Stockholders. We urge you to vote in favor of the proposed merger by marking, dating, signing and returning the enclosed Proxy Card promptly.

                                          Lake Shore Bancorp., Inc.

                                          James W. Aldrich, Chairman and
                                           Chief Executive Officer

PRELIMINARY COPY

                           LAKE SHORE BANCORP., INC.

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                            TO BE HELD        , 1994

  NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Lake Shore Bancorp., Inc., a Delaware corporation ("Lake Shore"), will be held at [insert
time], local time at [insert location], on        , 1994, for the following
purposes:

    (i) To consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Merger, effective as of November 21, 1993 (the "Agreement"), by and among Lake Shore, First Chicago Corporation, a Delaware corporation ("First Chicago"), and First Chicago Acquisition Corporation V ("Acquisition Corp."), a wholly-owned subsidiary of First Chicago, pursuant to which Lake Shore will be merged into First Chicago and each share of Lake Shore Common Stock will be converted in accordance with the following provisions:

    . Each share of Lake Shore Common Stock will be converted into that portion of a whole share of First Chicago Common Stock (rounded to the nearest thousandth of a share) equal to $31.08 divided by the average closing price per share of First Chicago Common Stock as reported on the New York Stock Exchange Composite Transaction Tape for the twenty consecutive trading days ending on the third trading day prior to the closing of the transaction (the "20-Day Average Closing Price");

    . If the 20-Day Average Closing Price is less than $37, it will be deemed to be $37, and if the 20-Day Average Closing Price is more than $53, it will be deemed to be $53.

    The Agreement is described in the accompanying Prospectus/Proxy statement and is attached thereto as Appendix A.

    (ii) To transact such other business as may properly come before the meeting or any adjournment thereof.

  Only holders of record of Lake Shore Common Stock at the close of business on
       , 1994, will be entitled to receive notice of, and to vote at, the meeting and any adjournment thereof.

  IT IS IMPORTANT THAT YOUR STOCK BE REPRESENTED AT THE MEETING REGARDLESS OF THE NUMBER OF SHARES YOU MAY HOLD. YOU ARE ENCOURAGED TO ATTEND THE MEETING IN PERSON, BUT WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE MARK, DATE, SIGN AND RETURN THE ACCOMPANYING PROXY IN THE SELF-ADDRESSED ENVELOPE. IF YOU DO ATTEND THE MEETING, YOU MAY, IF YOU WISH, REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON.

                                          By Order of the Board of Directors,

                                          James W. Aldrich, Chairman and Chief
                                           Executive Officer

PRELIMINARY COPY SUBJECT TO COMPLETION DATED FEBRUARY 11, 1994

PROSPECTUS/PROXY STATEMENT

                           FIRST CHICAGO CORPORATION

                                   PROSPECTUS
                             UP TO 8,732,600 SHARES
                                     OF ITS
                                 COMMON STOCK,
                           $5.00 PAR VALUE PER SHARE

                               ----------------

                           LAKE SHORE BANCORP., INC.

                                PROXY STATEMENT
                                      FOR
                        SPECIAL MEETING OF STOCKHOLDERS
                                        , 1994

                               ----------------

  This Prospectus/Proxy Statement is furnished by the Board of Directors of Lake Shore Bancorp., Inc. ("Lake Shore"), in connection with the solicitation of proxies from Stockholders of Lake Shore for the purpose of voting at a
Special Meeting of Stockholders to be held on             , 1994, and at any
adjournments thereof (the "Special Meeting"), upon the approval of the proposed merger (the "Merger") of Lake Shore into First Chicago Corporation ("First Chicago") pursuant to the Amended and Restated Agreement and Plan of Merger (the "Agreement") attached hereto as Appendix A. At present, the Board of Directors of Lake Shore knows of no other matters to be presented at the Special Meeting. This Prospectus/Proxy Statement is first being mailed to
Stockholders of Lake Shore on or about March   , 1994.

  This Prospectus/Proxy Statement also constitutes the Prospectus of First Chicago, filed with the Securities and Exchange Commission as part of a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Registration Statement"), with respect to shares of First Chicago's Common Stock, $5.00 par value per share (the "First Chicago Common Stock"), to be issued in connection with the Merger.

  Lake Shore has supplied all the information contained herein with respect to itself, and First Chicago has supplied all the information contained herein with respect to itself.

  The principal executive offices of First Chicago are located at One First National Plaza, Chicago, Illinois 60670. First Chicago's telephone number is
(312) 732-4000. The principal executive offices of Lake Shore are located at 605 North Michigan Avenue, Chicago, Illinois 60611. Lake Shore's telephone number is (312) 787-1900.

  THIS PROSPECTUS/PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY WITHIN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION WITHIN SUCH JURISDICTION. NO AGENT OR OFFICER OF FIRST CHICAGO OR LAKE SHORE NOR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FIRST CHICAGO OR LAKE SHORE.

                               ----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND  EXCHANGE  COMMISSION  NOR  HAS THE  COMMISSION  PASSED  UPON  THE
    ACCURACY OR  ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION  TO THE
      CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

         The date of this Prospectus/Proxy Statement is March   , 1994.

                             AVAILABLE INFORMATION

  First Chicago and Lake Shore are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Certain reports, proxy statements and other information relating to First Chicago and Lake Shore can be inspected and copied at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center (13th Floor), New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such reports, proxy statements and other material concerning First Chicago can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York; the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois; and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California.

  First Chicago has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the First Chicago Common Stock offered hereby. This Prospectus/Proxy Statement does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, including the exhibits thereto. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission in Washington, D.C., and copies of all or any part of it may be obtained from the Commission upon payment of the prescribed fees.

  THIS PROSPECTUS/PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH FIRST CHICAGO DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS), ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS/PROXY STATEMENT IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO FIRST CHICAGO CORPORATION, ATTENTION:
COLLEEN M. MULLIGAN, INVESTOR RELATIONS, ONE FIRST NATIONAL PLAZA, SUITE 0460, CHICAGO, ILLINOIS 60670; TELEPHONE NUMBER (312) 732-4812. COPIES OF ANY SUCH LAKE SHORE DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS), ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS/PROXY STATEMENT IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO LAKE SHORE, ATTENTION: RANDOLPH F. WILLIAMS, SENIOR VICE PRESIDENT, 605 NORTH MICHIGAN AVENUE, CHICAGO, ILLINOIS 60611; TELEPHONE NUMBER (312) 915-5794. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETING, ANY REQUEST SHOULD BE RECEIVED BY
           , 1994. COPIES OF SUCH DOCUMENTS WILL ALSO BE AVAILABLE UPON REQUEST THEREAFTER UNTIL CONSUMMATION OF THE MERGER.

  Neither the delivery of this Prospectus/Proxy Statement nor any sale or exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs or operations of First Chicago or Lake Shore since the date hereof.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

FIRST CHICAGO

  The following documents previously filed by First Chicago with the Commission are incorporated herein by reference:

  (i) First Chicago's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, as amended by First Chicago's Form 8 dated March 12, 1993 (File No. 1-6052);

  (ii) First Chicago's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993 (File No. 1-
       6052);

  (iii) First Chicago's Current Reports on Form 8-K dated January 14, 1993, January 20, 1993, February 26, 1993, March 3, 1993, March 5, 1993,
        April 16, 1993, July 14, 1993, July 30, 1993, October 13, 1993,
        November 15, 1993, November 22, 1993, January 17, 1994 and February 9, 1994;

  (iv) Item 14 on pages 26 and 27 of First Chicago's Registration Statement on Form 10 (File No. 1-6052) describing First Chicago's Common Stock; and

  (v) First Chicago's Registration Statement on Form 8-A dated November 25, 1988, describing the Preferred Share Purchase Rights declared by First Chicago on November 18, 1988, as amended by Amendment No. 1 on Form 8 dated July 16, 1990 (File No. 1-6052).

  All documents filed by First Chicago pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus/Proxy Statement and prior to the Effective Time (as defined hereinafter) shall be deemed to be incorporated by reference into this Prospectus/Proxy Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus/Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus/Proxy Statement.

LAKE SHORE

  The following documents previously filed by Lake Shore with the Commission are incorporated herein by reference:

  (i) Lake Shore's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 (File No. 0-10543);

  (ii) Lake Shore's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993 (File No. 0-10543); and

  (iii) Lake Shore's Current Reports on Form 8-K dated January 26, 1993, September 20, 1993 and November 22, 1993.

  All documents filed by Lake Shore pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus/Proxy Statement and prior to the Effective Time (as defined hereinafter) shall be deemed to be incorporated by reference into this Prospectus/Proxy Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus/Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus/Proxy Statement.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION......................................................   2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................   3
SUMMARY OF PROSPECTUS/PROXY STATEMENT......................................   6
SELECTED FINANCIAL DATA....................................................  12
  First Chicago............................................................  12
  Lake Shore...............................................................  13
COMPARATIVE PER SHARE DATA.................................................  14
INTRODUCTION...............................................................  15
  General..................................................................  15
  Record Date; Proxies.....................................................  15
  Quorum...................................................................  15
  Vote Required for Approval...............................................  15
  Proxy Solicitation.......................................................  16
THE MERGER.................................................................  16
  Background of the Merger.................................................  16
  Lake Shore's Reasons for the Merger......................................  17
  First Chicago's Reasons for the Merger...................................  18
  Opinion of Lake Shore's Financial Advisor................................  19
  Interests of Certain Persons in the Merger...............................  24
  Stock Option Agreement...................................................  27
TERMS OF THE MERGER........................................................  28
  Effect of the Merger on Lake Shore Common Stock..........................  28
  Consideration to be Received by Lake Shore Stockholders..................  28
  Appointment of Exchange Agent............................................  31
  Exchange of Certificates.................................................  31
  Federal Income Tax Consequences..........................................  31
  Accounting Treatment.....................................................  32
  Regulatory Approvals.....................................................  32
  Conditions to the Merger.................................................  33
  Termination of the Agreement.............................................  34
  Operations After the Merger..............................................  34
  Effect of Merger on Lake Shore Employee Benefit Plans....................  35
  Actions of Lake Shore Pending the Merger.................................  35
  Restrictions on Solicitation.............................................  36
  Severance Policy.........................................................  37
  Resales of First Chicago Common Stock....................................  37
  Stock Exchange Listing of First Chicago Common Stock.....................  37
  No Dissenting Stockholders' Rights.......................................  37
CAPITALIZATION OF FIRST CHICAGO............................................  38
FIRST CHICAGO AND LAKE SHORE COMPARATIVE STOCK PRICES......................  39
  First Chicago............................................................  39
  Lake Shore...............................................................  40
FIRST CHICAGO AND RECENT DEVELOPMENTS......................................  40
  General..................................................................  40
  Supervision and Regulation...............................................  41
  Capital Adequacy.........................................................  41
  Recent Legislation.......................................................  42
  FDIC Insurance...........................................................  43
  Recent Developments......................................................  44
  Recent Financial Results.................................................  45
  Incorporation of Certain Information by Reference........................  48

                                                                           PAGE
                                                                           ----
DESCRIPTION OF FIRST CHICAGO COMMON STOCK.................................  49
  General.................................................................  49
  Preferred Share Purchase Rights.........................................  49
  Other Capital Stock.....................................................  51
DESCRIPTION OF LAKE SHORE COMMON STOCK....................................  53
COMPARATIVE RIGHTS OF HOLDERS OF LAKE SHORE COMMON STOCK AND
 FIRST CHICAGO COMMON STOCK...............................................  53
  Authorized Capital Stock................................................  53
  Directors...............................................................  54
  Distributions to Stockholders...........................................  54
  Special Meetings of Stockholders........................................  55
INFORMATION REGARDING LAKE SHORE..........................................  55
  Description of Lake Shore, LSNB and BOH.................................  55
  Certain Relationships and Related Transactions..........................  55
  Supervision and Regulation..............................................  55
  Recent Developments.....................................................  56
  Incorporation of Certain Information by Reference.......................  56
LEGAL MATTERS.............................................................  57
EXPERTS...................................................................  57
  Appendix A--Form of Amended and Restated Agreement and Plan of Merger
  Appendix B--Form of Opinion of Donaldson, Lufkin & Jenrette Securities
   Corporation
  Appendix C--Section 262 of the Delaware General Corporation Law

                     SUMMARY OF PROSPECTUS/PROXY STATEMENT

  The following is a summary of the more significant aspects of the matters discussed in this Prospectus/Proxy Statement. Certain capitalized terms used herein are defined terms, the definitions of which appear elsewhere herein. This summary is not intended to be complete and is qualified in all respects by the detailed information appearing elsewhere in this Prospectus/Proxy Statement, the appendices hereto and the documents incorporated herein by reference. Lake Shore Stockholders should carefully review the entire Prospectus/Proxy Statement, the Agreement attached hereto as Appendix A, the other appendices hereto and the documents incorporated herein by reference concerning First Chicago and Lake Shore.

FIRST CHICAGO           First Chicago is a multi-bank holding company
 CORPORATION            incorporated in Delaware in 1969, the principal asset
                        of which is all the outstanding capital stock of The
                        First National Bank of Chicago ("FNBC"). FNBC provides a broad range of banking, fiduciary, financial and other services domestically and overseas. First Chicago is registered as a bank holding company under the Bank
                        Holding Company Act of 1956, as amended (the "BHCA").
                        First Chicago also owns all the outstanding capital stock of American National Corporation ("ANC") and FCC
                        National Bank ("FCCNB"). ANC is the holding company for American National Bank and Trust Company of Chicago,
                        American National Bank of Libertyville and American
                        National Bank and Trust Company of Wisconsin. FCCNB is a Delaware-based bank primarily engaged in the issuance of VISA and MasterCard credit cards. Together with these banking organizations, First Chicago, directly or indirectly, owns the stock of various nonbank companies engaged in businesses related to banking and finance, including venture capital and leasing subsidiaries.

                        At December 31, 1993, First Chicago had consolidated assets of approximately $52.6 billion and stockholders' equity of approximately $4.3 billion. See "First Chicago and Recent Developments" and "Selected Financial Data--First Chicago."

                        First Chicago's executive offices are located at One First National Plaza, Chicago, Illinois 60670, and the telephone number is (312) 732-4000.

LAKE SHORE BANCORP.,    Lake Shore is a two-bank holding company incorporated
 INC.                   in Delaware in 1981 and registered under the BHCA. Lake
                        Shore owns 100 percent of the outstanding common stock of Lake Shore National Bank ("LSNB") and Bank of
                        Hinsdale ("BOH"). LSNB is a national banking association founded in 1920 and BOH is a state banking association chartered in Illinois in 1967. At December
                        31, 1993, Lake Shore had consolidated assets of approximately $1.253 billion and stockholders' equity of approximately $125 million. See "Information
                        Regarding Lake Shore" and "Selected Financial Data--
                        Lake Shore."

                        LSNB offers a full line of commercial services, including lines of credit, term loans, real estate financing, other forms of asset-based financing, cash management and trust and investment services. BOH conducts all customary lending and deposit functions of a commercial bank, including real estate, commercial and consumer installment loans, checking and savings accounts, certificates of deposits, IRA deposits, collection services and safe deposit facilities.

                        Lake Shore's executive offices are located at 605 North Michigan Avenue, Chicago, Illinois 60611, and the telephone number is (312) 787-1900.

LAKE SHORE SPECIAL MEETING

DATE, TIME AND PLACE
 OF THE SPECIAL
 MEETING
                        [insert date, time and place]

RECORD DATE TO VOTE     [insert date]

NUMBER OF SHARES
 OUTSTANDING AS OF
 RECORD DATE            [insert number of shares]

PURPOSE OF THE
 SPECIAL MEETING
                        Lake Shore Stockholders will consider and vote upon the approval of the Agreement between Lake Shore and First Chicago with respect to the proposed Merger of Lake Shore into First Chicago. See "Terms of the Merger" and Appendix A.

QUORUM The presence, either in person or by properly executed proxy, of the holders of more than 50 percent of the outstanding shares of Lake Shore Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting.

VOTE REQUIRED           The affirmative vote of the holders of more than 50
                        percent of the outstanding shares of Lake Shore Common
                        Stock is required for approval of the proposed Merger.
                        As of the Record Date, the directors and officers of Lake Shore, and certain persons associated with them, as a group were beneficial owners of approximately percent of the outstanding shares of Lake Shore
                        Common Stock entitled to vote at the Special Meeting.

RECOMMENDATION OF
 LAKE SHORE BOARD OF
 DIRECTORS              THE BOARD OF DIRECTORS OF LAKE SHORE BELIEVES THAT THE
                        MERGER IS IN THE BEST INTEREST OF LAKE SHORE
                        STOCKHOLDERS AND RECOMMENDS THAT LAKE SHORE
                        STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER. SEE "THE
                        MERGER--LAKE SHORE'S REASONS FOR THE MERGER."

OPINION OF LAKE
 SHORE'S FINANCIAL
 ADVISOR DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION, LAKE SHORE'S FINANCIAL ADVISOR, HAS GIVEN ITS OPINION TO THE BOARD OF DIRECTORS OF LAKE SHORE THAT, AS OF THE DATE HEREOF AND SUBJECT TO THE ASSUMPTIONS STATED IN THE OPINION, THE CONSIDERATION TO BE RECEIVED BY LAKE SHORE STOCKHOLDERS PURSUANT TO THE TERMS OF THE AGREE-MENT IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO LAKE SHORE STOCKHOLDERS. SEE "THE MERGER--OPINION OF LAKE SHORE'S FINANCIAL ADVISOR" AND APPENDIX B.

INTERESTS OF CERTAIN
 PERSONS IN THE
 MERGER
                        Certain officers of Lake Shore will become eligible upon consummation of the Merger, pursuant to transitional compensation agreements between such officers and Lake Shore, to receive benefits, including continued salary and bonus payments, continued coverage under employee benefit plans, use of outplacement services and continued use of a leased automobile, if their employment is terminated. Pursuant to the transitional compensation agreements, certain officers of Lake Shore may voluntarily terminate their employment with Lake Shore during the 30-day period commencing one year after the consummation of the Merger and still receive transitional compensation. See "The Merger--Interests of Certain Persons in the Merger." After consummation of the Merger, the officers and employees of Lake Shore, LSNB and BOH will be eligible for employee benefits and programs which are no less favorable than those generally available to similarly situated employees of First Chicago and its subsidiaries. See "Terms of the Merger--Effect of Merger on Lake Shore Employee Benefit Plans."

                        Certain current and former employees of Lake Shore hold options to purchase shares of Lake Shore Common Stock pursuant to the Lake Shore Stock Incentive Plan (the "Incentive Plan"). Pursuant to the Agreement, each outstanding option to purchase shares of Lake Shore Common Stock pursuant to the Incentive Plan shall become and represent an option to purchase the number of shares of First Chicago Common Stock (decreased to the nearest full share) determined by multiplying the number of shares of Lake Shore Common Stock subject to such stock option by the number (the "Exchange Ratio") equal to $31.08 divided by the 20-Day Average Closing Price, as defined below, provided that in no event will the 20-Day Average Closing Price be deemed to be less than $37 or more than $53, at an exercise price per share of Lake Shore Common Stock (rounded to the nearest whole cent) equal to the exercise price per share of Lake Shore Common Stock immediately prior to the Effective Time divided by the Exchange Ratio. After the Effective Time, as defined below, each option to purchase shares of Lake Shore Common Stock pursuant to the Incentive Plan shall be exercisable to purchase shares of First Chicago Common Stock upon the same terms and conditions as were applicable to such stock option at the Effective Time, giving effect to the acceleration of the exercisability of such stock options as a result of the Merger. See "The Merger-- Interests of Certain Persons in the Merger."

                        Certain directors of Lake Shore beneficially own shares of First Chicago stock. The husband of Paula H. Crown, James S. Crown, is a director of First Chicago. Both Mrs. Crown, in her capacity as a director of Lake Shore, and Mr. Crown, in his capacity as a director of First Chicago, recused themselves from all deliberations of their respective Boards of Directors regarding either First Chicago or Lake Shore, as the case may be. For a description of Mr. Crown's stock ownership in First Chicago and Lake Shore, see "The Merger--Interests of Certain Persons in the Merger." Certain directors of First Chicago beneficially own shares of Lake Shore. Additionally, Andrew J. McKenna, a director of First Chicago, is a former director of Lake Shore.

EFFECT OF THE MERGER
 ON LAKE SHORE
 STOCKHOLDERS
                        Upon consummation of the proposed Merger, each share of Lake Shore Common Stock will be converted into that portion of a whole share of First Chicago Common Stock (rounded to the nearest thousandth of a share) equal to $31.08 divided by the average of the per share closing prices on the New York Stock Exchange (the "NYSE") of First Chicago Common Stock as reported on the New York Stock Exchange Composite Transaction Tape (the "NYSE Composite Tape") during a twenty-day trading period ending on the third trading day prior to the closing (the "Closing") of the Merger (the "20-Day Average Closing Price"), provided that in no event will the 20-Day Average Closing Price be deemed to be less than $37 or more than $53. See "Terms of the Merger-- Consideration to be Received by Lake Shore Stockholders" and "Description of First Chicago Common Stock." Stockholders of Lake Shore, a Delaware corporation, will become stockholders of First Chicago, which is also a Delaware corporation. See "Comparative Rights of Holders of Lake Shore Common Stock and First Chicago Common Stock."

FIRST CHICAGO COMMON    The shares of First Chicago Common Stock offered hereby
 STOCK                  will be entitled to receive dividends when, as and if
                        declared by the Board of Directors of First Chicago;
                        however, Lake Shore Stockholders will not be entitled to receive dividends from both Lake Shore and First
                        Chicago for the quarter in which the Closing of the Merger occurs. The holders of First Chicago Common
                        Stock are entitled to one vote for each share held. In addition, the voting rights of holders of First Chicago
                        Common Stock are non-cumulative and the holders of First Chicago Common Stock do not have any preemptive rights to subscribe for additional shares of capital stock of First Chicago. The shares of First Chicago
                        Common Stock are, and the shares of First Chicago
                        Common Stock offered hereby will be, listed on the NYSE. Shares of First Chicago Common Stock also have certain preferred share purchase rights attached to them. See "Description of First Chicago Common Stock."

CLOSING DATE AND
 EFFECTIVE TIME OF
 THE MERGER             The Agreement sets forth various dates on which the
                        Merger may be consummated (the "Closing Date"), subject to the satisfaction of certain conditions precedent.
                        The earliest such date is July 8, 1994. In addition, the Closing Date may be any other date agreed upon by the parties. The Closing Date currently is anticipated to occur early in the third quarter of 1994. The effective time of the Merger (the "Effective Time") shall be the later of the date and time at which the Certificate of Merger (the "Certificate of Merger") to be filed in Delaware is accepted for record by the Secretary of State of Delaware or such later time established by the Certificate of Merger. See "Terms of the Merger--Effect of the Merger on Lake Shore Common
                        Stock."

REGULATORY APPROVALS    The Merger and certain related transactions are subject
                        to approval by the Board of Governors of the Federal
                        Reserve System (the "Federal Reserve Board"), the
                        Office of the Comptroller of the Currency (the "OCC") and the Illinois Commissioner of Banks and Trust
                        Companies. It is anticipated that the approvals of the Federal Reserve Board, the OCC and the Illinois
                        Commissioner of Banks and Trust Companies will be obtained by the end of the second quarter of 1994, but there can be no assurance that such approval will be obtained at all or in a timely fashion to permit consummation of the Merger. The Merger may not be consummated prior to 30 days after approval is received from the Federal
                        Reserve Board, nor later than 120 days thereafter, unless such period is extended by the Federal Reserve
                        Board. If all requisite approvals have not been obtained within a sufficient time to allow closing by October 31, 1994, or other conditions to the Merger have not been satisfied by the dates required in the Agreement, either party may terminate the Agreement.
                        See "Terms of the Merger--Regulatory Approvals"; "Terms of the Merger--Conditions to the Merger"; and "Terms of the Merger--Termination of the Agreement."

FEDERAL INCOME TAX
 CONSEQUENCES
                        One of the conditions to the Merger is receipt of an opinion of counsel to the effect that, among other things, the Merger will not result in the recognition of gain or loss for Federal income tax purposes with respect to the shares of First Chicago Common Stock exchanged for shares of Lake Shore Common Stock, except that to the extent cash is received in the exchange in lieu of fractional shares, gain will be recognized by Lake Shore Stockholders to the extent of the cash received. See "Terms of the Merger--Federal Income Tax Consequences."

ACCOUNTING TREATMENT    First Chicago expects to treat the Merger as a "pooling
                        of interests" for accounting purposes. It is a condition to the consummation of the Merger that First
                        Chicago shall have no reasonable basis for believing that the Merger may not be treated as a "pooling of interests" for accounting purposes in accordance with generally accepted accounting principles. See "The
                        Merger--Accounting Treatment" and "Terms of the Merger--Conditions to the Merger."

NO DISSENTING
 STOCKHOLDERS' RIGHTS
                        Under Delaware Law, holders of Lake Shore Common Stock will not be entitled to dissenting stockholders' rights. See "Terms of the Merger--No Dissenting Stockholders' Rights" and Appendix C.

MARKET PRICE            Shares of First Chicago Common Stock are traded on the
 COMPARISON             NYSE as well as the Pacific and Chicago Stock
                        Exchanges. First Chicago Common Stock is also listed on
                        the International Stock Exchange of the United Kingdom
                        and the Republic of Ireland. The closing sales price of
                        First Chicago Common Stock on the NYSE as reported on
                        the NYSE Composite Tape was (i) $44.00 per share on
                        November 19, 1993, the last trading date prior to the
                        public announcement of a definitive agreement between
                        First Chicago and Lake Shore with respect to the
                        Merger, and (ii) $      per share on           , 1994.

                        Shares of Lake Shore Common Stock are traded in the over-the-counter market and are quoted on the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market System. The high and low sales prices of Lake Shore Common Stock as reported on NASDAQ were $30.75 and $30.00, respectively, on November 19, 1993, the last trading date prior to the public announcement of a definitive agreement between First Chicago and Lake Shore with
                        respect to the Merger, and (ii) $       and $      ,
                        respectively, on        , 1994.

CURRENT DIVIDEND
 COMPARISON
                        First Chicago declared a dividend of $.30 per share of First Chicago Common Stock in each of the first three quarters of 1993 and a dividend of $.40 per share during the fourth quarter of 1993. Lake Shore paid quarterly dividends of $.08 per share for 1993. Pursuant to the terms of the Agreement, Lake Shore Stockholders will not be entitled to receive dividends from both Lake Shore and First Chicago for the quarter in which the Closing occurs. See "Terms of the Merger-- Exchange of Certificates."

                            SELECTED FINANCIAL DATA

                                 FIRST CHICAGO

  The following is selected historical financial information for First Chicago. The information is qualified in its entirety by the detailed information and financial statements and notes thereto of First Chicago which are incorporated herein by reference and the information hereinafter set forth under the caption "First Chicago and Recent Developments." See "Available Information;" "Incorporation of Certain Documents by Reference;" and "First Chicago and Recent Developments."

                                    YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------
                            1993        1992        1991      1990      1989
                          --------    --------    --------  --------  --------
                           (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND
                                            RATIOS)
CONSOLIDATED SUMMARY OF
 INCOME
 Net interest income..... $1,225.8    $1,183.0    $1,080.0  $1,197.6  $1,235.0
 Combined credit
  provisions
   Assets held for
    accelerated
    disposition..........      --        625.0         --        --        --
   Other.................    274.2       481.9       544.3     518.8     468.4
 Noninterest income (1)..  2,202.1     1,479.6     1,228.5   1,191.8   1,133.5
 Investment securities
  gains (losses).........      0.3         8.6        (3.3)      7.5       1.7
 Noninterest expense
  (2)....................  1,853.9     1,764.4     1,597.0   1,565.9   1,430.2
 Income (loss) before
  cumulative effect of
  changes in accounting
  principles.............    804.5      (114.5)      116.3     249.3     358.7
 Net income..............    804.5        93.5       116.3     249.3     358.7
CONSOLIDATED AVERAGE
 BALANCES
 Loans................... $ 21,997    $ 24,347    $ 27,281  $ 30,609  $ 29,239
 Total assets............   56,854      54,768      52,655    53,097    48,534
 Total deposits..........   29,677      31,694      32,819    34,213    32,420
 Long-term debt..........    2,057       1,735       1,589     1,380     1,260
 Total stockholders'
  equity.................    3,886       3,314       2,938     2,762     2,538
COMMON SHARE DATA
 Earnings per share
   Primary
     Income (loss) before
      cumulative effect
      of changes in
      accounting
      principles......... $   8.78    $  (2.08)   $   1.15  $   3.35  $   5.10
     Net income..........     8.78        0.64        1.15      3.35      5.10
   Fully diluted
     Income (loss) before
      cumulative effect
      of changes in
      accounting
      principles......... $   8.43    $  (2.08)   $   1.15  $   3.32  $   4.99
     Net income..........     8.43        0.64        1.15      3.32      4.99
 Dividends declared......     1.30        1.20        2.00      2.00      1.80
 Book value, period-end..    40.55       33.19       34.90     36.27     34.82
 Market price, period-
  end....................   43 1/4      36 3/4      24 5/8    16 1/2    37 1/8
CAPITAL
 Common equity-to-assets
  (3)....................      7.2%        5.9%        5.1%      4.8%      4.5%
 Regulatory leverage
  ratio (4)..............      8.0         6.6         5.8       5.0       4.9
 Risk-based capital (4)
   Tier 1 ratio..........      8.8         6.7         5.5       4.9       4.7
   Total capital ratio
    (5)..................     13.6        10.8         9.4       8.3       8.0
   Tier 1 capital........ $  4,098    $  3,223    $  2,804  $  2,642  $  2,517
   Total capital (5).....    6,292       5,221       4,762     4,441     4,307
RATIOS
 Rate of return on: (6)
   Average common
    stockholders' equity.     24.2%        1.8%        3.2%      9.4%     15.5%
   Average total
    stockholders' equity.     20.7         2.8         4.0       9.0      14.1
   Average assets........     1.42        0.17        0.22      0.47      0.74
   Average earning
    assets...............     1.66        0.20        0.26      0.55      0.85
 Average stockholders'
  equity as a percentage
  of average assets......      6.8         6.1         5.6       5.2       5.2
 Net interest margin-tax
  equivalent basis.......     2.61        2.61        2.51      2.73      3.03
 Allowance for credit
  losses as a percentage
  of loans outstanding
  at period-end (5)......      3.0(7)      2.8(7)      3.0       3.2       4.1
 Nonperforming loans as
  a percentage of total
  loans at period-end....      1.0(7)      1.7(7)      3.3       3.1       3.2
 Net charge-offs as a
  percentage of average
  loans..................      0.8(7)      1.5(7)      2.0       2.6       1.8

- --------
(1) Excludes investment securities gains (losses).
(2) Excludes provision for other real estate and provision for other real estate held for accelerated disposition.
(3) Net of investment in First Chicago Capital Markets, Inc., First Chicago's wholly-owned subsidiary authorized to underwrite, trade and deal in certain securities.
(4) Under year-end 1992 risk-based capital rules.
(5) First Chicago reclassified its reserve for securitized credit card receivables from the allowance for credit losses to other assets. This information has been adjusted to give effect to this reclassification.
(6) Ratios based on net income. For return on average common stockholders' equity, dividends on preferred stock have been deducted.
(7) Excludes accelerated disposition portfolio.

                            SELECTED FINANCIAL DATA

                                   LAKE SHORE

  The following is selected historical financial information for Lake Shore. The information is qualified in its entirety by the detailed information and financial statements and notes thereto of Lake Shore which are incorporated herein by reference. See "Available Information;" "Incorporation of Certain Documents by Reference;" and "Information Regarding Lake Shore--Incorporation of Certain Information by Reference."

(IN MILLIONS, EXCEPT PER                YEAR ENDED DECEMBER 31,
SHARE                     -------------------------------------------------------
AND NON-FINANCIAL DATA)     1993       1992       1991        1990        1989
- ------------------------  ---------  ---------  ---------  ----------  ----------
SELECTED FINANCIAL DATA
 FOR THE YEAR
  Net interest income...  $    49.2  $    45.8  $    42.6  $     39.9  $     38.7
  Tax-equivalent
   adjustment...........        2.4        2.6        2.8         3.1         3.2
                          ---------  ---------  ---------  ----------  ----------
  Net interest income--
   tax equivalent basis.       51.6       48.4       45.4        43.0        41.9
  Provision for loan
   losses...............        5.1        3.7        2.4         1.6         1.5
  Non-interest income...       10.7       15.3        8.5         7.8         7.1
  Non-interest expense..       37.1       35.7       33.0        30.8        29.7
  Income before
   cumulative effect of
   accounting changes...       12.2       15.4       12.2        12.0        11.6
  Cumulative effect of
   accounting changes...        --        (1.6)       --          --          --
  Net income............       12.2       13.8       12.2        12.0        11.6
EARNINGS PER SHARE
  Income before
   cumulative effect of
   accounting changes...       1.22       1.55       1.24        1.18        1.14
  Net income............       1.23       1.39       1.24        1.18        1.14
  Dividends declared per
   common share.........       0.32       0.32       0.30        0.30        0.30
AT YEAR-END
  Total assets..........  $   1,253  $   1,151  $   1,109  $    1,097  $    1,025
  Total deposits........      1,048        970        926         926         858
  Loans.................        841        807        751         737         683
  Shareholders' equity..        125        116        105          99          90
AVERAGE BALANCES
  Total assets..........      1,183      1,109      1,066       1,025         987
  Earning assets........      1,092      1,017        978         927         893
  Loans.................        825        770        721         695         665
  Total deposits........        973        925        896         855         835
  Shareholders' equity..        122        109        101          95          86
FINANCIAL RATIOS
  Return on
   shareholders' equity.      10.04%     12.47%     12.18%      12.65%      13.52%
  Return on assets......       1.03       1.25       1.15        1.17        1.17
CAPITAL RATIOS
  Equity-to-assets......       10.0       10.0        9.5         9.0         8.8
  Regulatory leverage
   ratio................        9.9       10.0        9.2         8.7          NA
  Risk-based capital
    Tier I ratio........       13.8       13.3       12.9        12.4          NA
    Total capital ratio.       15.0       14.6       14.2        13.7          NA
    Tier I capital......  $     125  $     115  $     104  $       96          NA
    Total capital.......        136        126        115         106          NA
COMMON SHARE AND
 SHAREHOLDER DATA
  Market price, end of
   year.................  $  28 3/4  $ 23 3/16  $17 13/16  $ 12 13/16  $ 22 13/16
  Book value, end of
   year.................      12.62      11.72      10.64        9.76        8.88
  Cash dividends
   declared.............        3.2        3.1        3.0         3.1         3.0
  Dividend payout ratio.      25.86%     22.65%     24.68%      25.87%      25.49%
  Number of common
   shareholders
   of record............        669        684        723         758         750
  Weighted average
   number of
   shares outstanding...  9,924,432  9,861,118  9,903,281  10,173,829  10,168,724

- --------
NA = Not available

                           COMPARATIVE PER SHARE DATA

  The following table sets forth for First Chicago Common Stock and Lake Shore Common Stock certain historical and pro forma per share financial information for the periods specified below. This information is based upon the consolidated financial statements of First Chicago and of Lake Shore, certain of which are incorporated herein by reference. This information should be read in conjunction with such historical and financial statements and notes thereto. The unaudited pro forma amounts give effect to the Merger. See "Available Information;" "Incorporation of Certain Documents by Reference;" and "First Chicago and Recent Developments."

                                       YEAR ENDED DECEMBER 31,
                                  --------------------------------------------
                                   1993      1992       1991      1990   1989
                                  ------    ------     ------    ------ ------
FIRST CHICAGO COMMON STOCK
Earnings per share-primary(a):
  Historical..................... $ 8.78    $(2.08)    $ 1.15    $ 3.35 $ 5.10
  Pro forma......................   8.23(b)  (1.72)(b)   1.21(b)
Earnings per share-fully
 diluted(a):
  Historical.....................   8.43     (2.08)      1.15      3.32   4.99
  Pro forma......................   7.94(b)  (1.72)(b)   1.21(b)
Cash Dividends declared per
 share:
  Historical.....................   1.30      1.20       2.00      2.00   1.80
Book value per share-end of
 period:
  Historical.....................  40.55     33.19      34.90     36.27  34.82
  Pro forma......................  38.85(c)
LAKE SHORE COMMON STOCK
Earnings per share-primary(a):
  Historical.....................   1.22      1.55       1.24      1.18   1.14
  Pro forma......................   5.81(d)  (1.21)(d)   0.85(d)
Earnings per share-fully
 diluted(a):
  Historical.....................   1.22      1.55       1.24      1.18   1.14
  Pro forma......................   5.61(d)  (1.21)(d)   0.85(d)
Cash dividends declared per
 share:
  Historical.....................   0.32      0.32       0.30      0.30   0.30
  Pro forma......................   0.92(d)   0.85(d)    1.41(d)
Book value per share-end of
 period:
  Historical.....................  12.62     11.72      10.64      9.76   8.88
  Pro forma......................  27.43(d)

- --------
(a) Earnings per share were calculated using income (loss) before the cumulative effect of changes in accounting principles.
(b) Gives effect to the Merger as if it had occurred at the beginning of each year presented and assumes a $44.00 per share price of First Chicago Common Stock.
(c) Pro forma book value per share gives effect to the Merger as if it had occurred at the end of the period and reflects the addition of $125 million of common equity through the issuance of 7.018 million shares of First Chicago Common Stock.
(d) Gives effect to the exchange of one share of Lake Shore Common Stock for
    0.706 of a share of First Chicago Common Stock. These pro forma amounts would decrease if the per share price of First Chicago Common Stock exceeds $44.00.

                                  INTRODUCTION

GENERAL

  This Prospectus/Proxy Statement is being furnished to the holders of the outstanding shares of Common Stock of Lake Shore Bancorp., Inc. ("Lake Shore"), in connection with the solicitation of proxies by the Board of Directors of Lake Shore from such holders (the "Lake Shore Stockholders" or "Stockholders"). The proxies are to be voted at the Special Meeting of Stockholders of Lake Shore to be held at [insert location, time and date], and at any adjournment thereof (the "Special Meeting"). Each Lake Shore Stockholder is entitled to one vote for each share of Common Stock, $.01 par value per share (the "Lake Shore Common Stock"), held by him or her. The purpose of the Special Meeting is to consider and to act upon a proposal to approve the merger (the "Merger") of Lake Shore into First Chicago Corporation, a Delaware corporation ("First Chicago"), pursuant to the Amended and Restated Agreement and Plan of Merger (the "Agreement") attached hereto as Appendix A. The Board of Directors of Lake Shore is not aware of any other matters that will be presented for consideration at the Special Meeting.

RECORD DATE; PROXIES

  The Board of Directors of Lake Shore has fixed the close of business on
  , 1994 as the record date (the "Record Date") for determination of the Lake Shore Stockholders entitled to notice of and to vote at the Special Meeting. Accordingly, only holders of record of Lake Shore Common Stock at the close of business on the Record Date will be entitled to vote at the Special Meeting. As
of        , 1994, there were           shares of Lake Shore Common Stock
outstanding and such shares were held by approximately           holders of
record.

  Shares of Lake Shore Common Stock represented at the Special Meeting by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. If no instructions are so indicated, such shares will be voted to approve the Merger. If any other matters are properly presented at the Special Meeting for action, the persons named in the proxies and acting thereunder will have discretion to vote on such matters in accordance with their best judgment as to the best interests of Lake Shore and its Stockholders. Any Lake Shore Stockholder who has given a proxy may revoke it at any time prior to its exercise at the Special Meeting either by filing an instrument revoking it with the Secretary of Lake Shore, by duly executing a proxy bearing a later date or by appearing at such Special Meeting and voting in person. The mere presence at the Special Meeting of a person who has given a proxy will not revoke such proxy.

QUORUM

  The presence, either in person or by properly executed proxy, of the holders of more than 50 percent of the outstanding shares of Lake Shore Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting.

VOTE REQUIRED FOR APPROVAL

  The affirmative vote of the holders of more than 50 percent of the outstanding shares of Lake Shore Common Stock is required to approve the Merger. Members of the Lake Shore Board of Directors and organizations with
which they are affiliated holding    % of the issued and outstanding shares of
Lake Shore Common Stock have indicated their present intention to vote for the Merger. Each Lake Shore Stockholder is entitled to one vote at the Special Meeting for each share of Lake Shore Common Stock held of record by him or her on the Record Date. All shares represented by a valid proxy will be deemed to be present at the meeting. If a proxy indicates that all or a portion of the votes represented by the proxy are not to be cast at the meeting, such shares will not be counted as affirmative votes but will be counted for purposes of determining the presence of a quorum.

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

PROXY SOLICITATION

  Proxies are being solicited by and on behalf of the Board of Directors of Lake Shore. Pursuant to the Agreement, the expenses of this solicitation, including the cost of preparing and mailing this Prospectus/Proxy Statement, will be borne by First Chicago and Lake Shore.

  In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of Lake Shore in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for out-of-pocket expenses incurred in connection with such solicitation. Arrangements have also been made with brokerage firms, banks, custodians, nominees and fiduciaries for the forwarding of proxy solicitation material to beneficial owners of Lake Shore Common Stock held of record by such persons, and in connection therewith such firms will be reimbursed for reasonable expenses incurred in forwarding such materials.

                                   THE MERGER

BACKGROUND OF THE MERGER

  Over the course of approximately the last two years, various officers and directors of Lake Shore have been approached by representatives of various banks and bank holding companies expressing an interest in Lake Shore if the Board of Directors of Lake Shore should ever conclude to sell Lake Shore. No offers were made pursuant to these expressions of interest.

  In July 1993, certain members of the Board of Directors of Lake Shore were contacted by officers of First Chicago who expressed interest, on behalf of First Chicago, in a purchase of Lake Shore. On August 4, 1993, a special meeting of the Board of Directors of Lake Shore was held to discuss First Chicago's indication of interest. (Because her husband, James S. Crown, is a director of First Chicago, Paula H. Crown, a director of Lake Shore, recused herself from all Board deliberations relating to First Chicago. In addition, Mr. Crown recused himself from all deliberations of the Board of Directors of First Chicago relating to Lake Shore.) The Board of Directors of Lake Shore authorized Lake Shore to provide limited information to First Chicago pursuant to a confidentiality agreement and authorized retention of an investment banking firm for a possible advisory engagement. Pursuant to the Board of Directors' authorization, Lake Shore entered into an engagement agreement with Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to serve as its financial advisor.

  On August 23, 1993, the Board of Directors of Lake Shore authorized pursuing limited discussions with First Chicago, without, however, authorizing a sale or other transaction involving Lake Shore, and constituted a committee (the "Special Committee") to meet with officials from First Chicago. On August 24, 1993 and August 25, 1993, the Special Committee, and individual members thereof, held conversations with representatives of First Chicago. Following a report from the Special Committee about those conversations, on August 25, 1993, the Board of Directors of Lake Shore authorized the issuance of a press release announcing that Lake Shore had received an indication of interest from a bank holding company and that Lake Shore had retained DLJ to assist it in studying a full range of options, including continuing to pursue a corporate strategy of growth as an independent publicly-held institution. On the same day, Lake Shore's engagement of DLJ was modified to provide, among other things, that DLJ's assignment would be to solicit indications of interest and to provide a "fairness opinion."

  Between August 25, 1993 and September 20, 1993, Lake Shore management prepared a strategic analysis of Lake Shore as an independent publicly-held institution. During that period, Lake Shore, directly or through DLJ, received indications of interest from approximately 16 banks and bank holding companies. On September 20, 1993, the Board of Directors of Lake Shore authorized the issuance of a press release to the effect that after considering a full range of strategic options, it had concluded to solicit indications of interest in a business combination with Lake Shore. Subsequently, DLJ began to prepare a confidential information memorandum (the "Information Memorandum") containing relevant information about Lake Shore to be sent to prospective purchasers.

  In late September and October 1993, DLJ contacted approximately 21 potential acquirors and distributed the Information Memorandum to 13 banks and bank holding companies. The potential bidders received the Information Memorandum only after executing a confidentiality and standstill agreement. On October 21, 1993, pursuant to instructions given to the prospective purchasers that had received the Information Memorandum, DLJ, on behalf of Lake Shore, received preliminary indications of interest from six bank holding companies, including First Chicago. Four of such indications were written and included a purchase price while two of such indications were oral and included a range of purchase prices. On October 25, 1993, the Board of Directors of Lake Shore, acting on the recommendation of the Special Committee and based upon the purchase price indications, selected a final group of two purchasers, including First Chicago (the "Final Bidders"), from among those who had given preliminary indications of interest on October 21, 1993. The Board directed that the Final Bidders be permitted to conduct due diligence of Lake Shore and be supplied with a draft merger agreement (which had been reviewed by the Board) pursuant to which any transaction would be consummated. The Board of Directors also directed DLJ to conduct due diligence of the Final Bidders.

  On October 27, 1993, DLJ sent a draft merger agreement prepared by Sidley & Austin, Lake Shore's counsel, to the Final Bidders, including First Chicago. From October 27, 1993 to November 17, 1993, the Final Bidders conducted due diligence of Lake Shore and DLJ conducted due diligence of the Final Bidders.

  On November 17, 1993, pursuant to the instructions previously given to the Final Bidders, DLJ, on behalf of Lake Shore, received the proposals of the Final Bidders. On November 18, 1993, DLJ made a presentation to the Special Committee of Lake Shore regarding the proposals of the Final Bidders. On November 19, 1993, the Board of Directors of Lake Shore met to review and discuss the proposals. Based on the recommendations of the management of Lake Shore, the Special Committee and DLJ, the Board of Directors of Lake Shore authorized negotiation of a definitive merger agreement with First Chicago.

  On November 20, 1993 and November 21, 1993, the final terms of a definitive merger agreement (the "Original Agreement") and various related agreements were negotiated by officers and representatives of Lake Shore and First Chicago, including the terms of an option to purchase shares of Lake Shore Common Stock to be granted to First Chicago as a condition to its execution of the Agreement. On November 21, 1993, the Board of Directors of Lake Shore reconvened the November 19, 1993 meeting and, after considering all relevant factors and the recommendations of the management of Lake Shore, the Special Committee and DLJ, those members of the Board of Directors who were present unanimously authorized the execution and delivery of the Original Agreement and the various related agreements (as previously disclosed, Paula H. Crown recused herself from all deliberations relating to First Chicago; Robert R. Yohanan was absent from the November 19, 1993 and November 21, 1993 meetings and subsequently resigned from the Board of Directors of Lake Shore effective November 18, 1993). On November 21, 1993, the Agreement and the various related agreements were executed by both parties. See "The Merger--Lake Shore's Reasons for the Merger."

  In February 1994, the Original Agreement was amended and restated in the form of the Agreement to provide for a merger of Lake Shore into First Chicago instead of a merger of Lake Shore into a wholly-owned subsidiary of First Chicago, as originally contemplated.

LAKE SHORE'S REASONS FOR THE MERGER

  Over the course of six meetings since First Chicago's initial indication of interest in July, the Board of Directors of Lake Shore has carefully considered Lake Shore's strategic options, including the proposed Merger. The Board has concluded that the transaction is in the best interests of Lake Shore and its Stockholders. In reaching this conclusion, the Board of Directors of Lake Shore has considered, among other things, the consideration offered to Lake Shore Stockholders in relation to the historical per share market value, book value and earnings of Lake Shore Common Stock. See "First Chicago and Lake Shore Comparative Stock Prices" and "Comparative Per Share Data."

  The Board of Directors of Lake Shore also considered a number of additional factors in approving the terms and conditions of the Merger including, without limitation, the following:

  (a) the financial condition (including the excess of appraised value of real estate over book value and the conservative nature of the level of allowance for loan losses), results of operations, business, prospects and strategic objectives of Lake Shore;

  (b) the projected financial condition and results of operations of Lake Shore, as well as the risks involved in achieving those prospects and objectives;

  (c) the detailed financial and valuation analyses presented to the Board of Directors of Lake Shore by DLJ with respect to Lake Shore and First Chicago and the market for bank acquisitions;

  (d) the opinion of DLJ that the consideration which the Lake Shore Stockholders will receive in the Merger is fair to such Stockholders from a financial point of view;

  (e) the history of unsolicited expressions of interest in Lake Shore, the process whereby indications of interest were publicly solicited, the fact that First Chicago's proposal represented the highest bid for Lake Shore and the relative attributes of the common stocks of the Final Bidders;

  (f) the terms and conditions of, and course of negotiations resulting in, the Agreement;

  (g) the terms and conditions of, course of the negotiations resulting in, and the legal, accounting and practical significance of the stock option granted to First Chicago, as well as the facts that (i) First Chicago insisted on the stock option as a condition to entering into the Agreement, (ii) indications of interest in Lake Shore had been publicly solicited in a thorough auction process and the Board had been advised by DLJ that the second Final Bidder would not engage in a transaction at the price level proposed by First Chicago, (iii) First Chicago has been able to offer the highest bid largely because its in-market position allows it greater potential cost savings and synergies than could be achieved by out-of-market bidders, and (iv) First Chicago's bid met or exceeded the valuation ranges produced by DLJ using various methodologies;

  (h) the likelihood that the proposed acquisition would be consummated;

  (i) the effect of the proposed acquisition on employees and customers of Lake Shore;

  (j) the absence of dissenter's rights in the Merger under applicable law;

  (k) the advice of DLJ as to the structure of the price provisions in the Agreement;

  (l) the recommendations of Lake Shore's management and the Special Committee with respect to the proposed acquisition;

  (m) the collective experience of the members of the Board of Directors of Lake Shore with respect to Lake Shore and the multiple meetings and lengthy deliberation of the Board of Directors of Lake Shore with respect to the foregoing; and

  (n) the active and direct role taken by the Board of Directors of Lake Shore in the process, including the involvement of the Special Committee and the continuous updating given to the Board of Directors.

  Lake Shore's management believes that the Merger will benefit Lake Shore Stockholders by affording them the opportunity to participate in the future growth of a much larger and more diversified bank holding company.

  ACCORDINGLY, THE BOARD OF DIRECTORS OF LAKE SHORE RECOMMENDS THAT LAKE SHORE STOCKHOLDERS VOTE FOR ADOPTION OF THE AGREEMENT.

FIRST CHICAGO'S REASONS FOR THE MERGER

  The Board of Directors of First Chicago has carefully considered the proposed Merger and the terms of the Agreement and has concluded that the transaction is in the best interests of First Chicago and its stockholders.

  First Chicago's Board of Directors believes that First Chicago will benefit from the transaction by gaining the ability to offer various middle market, small business and consumer banking services to an increasingly broader segment of the metropolitan Chicago area market. The locations and customer base of Lake Shore complement the markets currently being served by American National Bank and Trust Company of Chicago ("ANB") and The First National Bank of Chicago ("FNBC"), subsidiaries of First Chicago, thus enhancing the ability of First Chicago to offer additional full-service banking locations to its existing customers, to increase the array of products and services offered to (and enhance the banking convenience of) existing Lake Shore customers, and to gain access to potential customers living or working in communities where First Chicago currently has no physical presence. First Chicago also will benefit from access to Lake Shore's existing customer base, many of whom currently do not have significant banking relationships with First Chicago.

OPINION OF LAKE SHORE'S FINANCIAL ADVISOR

  In August 1993, the Lake Shore Board of Directors retained DLJ to act as Lake Shore's financial advisor with respect to the evaluation of Lake Shore's long-term strategic alternatives, including, among other things, maintaining Lake Shore in independent form, or the possible sale, merger, consolidation or any other business combination, in one or a series of transactions, involving all or a substantial amount of the business, securities or assets of Lake Shore. As part of its services, DLJ analyzed Lake Shore and its operations, historical performance and future prospects; assisted the Lake Shore Board of Directors in evaluating First Chicago's August 1993 preliminary indication of interest; identified and contacted selected bank holding companies acceptable to the Lake Shore Board of Directors to solicit indications of interest in a possible business combination with Lake Shore; participated in negotiations concerning the financial aspects of the Agreement under the guidance of the Lake Shore Board of Directors; and provided an opinion as to the fairness, from a financial point of view, of the number of shares of First Chicago Common Stock into which each share of Lake Shore Common Stock will be converted in the Merger (the "Exchange Ratio") to the holders of Lake Shore Common Stock.

  DLJ is a nationally recognized investment banking firm regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions. The Lake Shore Board of Directors selected DLJ on the basis of its familiarity with Lake Shore and the financial services industry, qualifications, ability, and its previous experience and its reputation with respect to mergers and acquisitions. No limitations were imposed by the Lake Shore Board of Directors upon DLJ with respect to the investigations made or procedures followed by DLJ in rendering its opinion.

  DLJ has rendered a written opinion to the Lake Shore Board of Directors to the effect that, as of the date of this Prospectus/Proxy Statement, the Exchange Ratio is fair, from a financial point of view, to the holders of Lake Shore Common Stock. Such opinion describes the assumptions made, matters considered and the scope of the review undertaken and procedures followed by DLJ. DLJ's opinion is attached hereto as Appendix B and is incorporated herein by reference. STOCKHOLDERS ARE ENCOURAGED TO READ SUCH OPINION IN ITS ENTIRETY.

  DLJ's opinion is directed to the Lake Shore Board of Directors only and is directed only to the Exchange Ratio and does not constitute a recommendation to any holder of Lake Shore Common Stock as to how such holder should vote at the Lake Shore Special Meeting of Stockholders.

  For purposes of its opinion and in connection with its review of the proposed transaction, DLJ, among other things: (a) participated in discussions and negotiations among representatives of Lake Shore and its legal advisor and representatives of First Chicago that resulted in the Agreement; (b) reviewed the Agreement, the Stock Option Agreement, dated November 21, 1993, between Lake Shore and First Chicago (the "Stock Option Agreement") and this Prospectus/Proxy Statement; (c) reviewed certain publicly available financial statements, both audited and unaudited, for Lake Shore and First Chicago, including those included in the Annual Report on Form 10-K for the year ended December 31, 1992, the Quarterly Reports on Form

10-Q for the periods ended March 31, 1993, June 30, 1993 and September 30, 1993 and the most recent regular annual proxy statement available as of November 21, 1993 for Lake Shore and First Chicago; (d) reviewed certain financial statements and other financial and operating data concerning Lake Shore and First Chicago prepared by their respective managements; (e) reviewed certain financial projections of Lake Shore and First Chicago, both on a stand-alone and on a combined basis, prepared by their respective managements; (f) reviewed certain appraisals of real property owned by Lake Shore; (g) discussed certain aspects of the past and current business operations, results of regulatory examinations, financial condition and future prospects of Lake Shore and First Chicago with certain members of the management of Lake Shore and First Chicago;
(h) reviewed reported market prices and historical trading activity of Lake Shore Common Stock and First Chicago Common Stock; (i) reviewed certain aspects of the financial performance of Lake Shore and First Chicago and compared such financial performance of Lake Shore and First Chicago with the stock market data relating to Lake Shore and First Chicago and with similar data available for certain other financial institutions and certain of their publicly traded securities; (j) reviewed certain of the financial terms, to the extent publicly available, of certain recent business combinations involving other financial institutions; and (k) conducted such other studies, analyses and examinations as DLJ deemed appropriate.

  DLJ relied upon and assumed without independent verification the accuracy and completeness of all of the financial and other information provided to it by Lake Shore, First Chicago and their respective representatives and of the publicly available information reviewed by DLJ. At the direction of the Lake Shore Board of Directors, DLJ also relied upon the managements of both Lake Shore and First Chicago as to the reasonableness and achievability of the financial and operating forecasts provided to DLJ (and the assumptions and bases therefor). In that regard, DLJ assumed with the permission of the Lake Shore Board of Directors that such forecasts, including without limitation projected cost savings and operating synergies resulting from the Merger, reflect the best currently available estimates and judgments of such respective managements and that such projections and forecasts will be realized in the amounts and in the time periods currently estimated by the managements of both Lake Shore and First Chicago. DLJ did not independently verify and relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of Lake Shore and First Chicago at September 30, 1993 were adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. With the permission of the Lake Shore Board of Directors, DLJ did not independently verify that any of Lake Shore's assets reported in its balance sheet as of September 30, 1993 should have been classified as other real estate owned or in-substance foreclosures under applicable law, regulatory policy or sound banking practice as of such date; nor did DLJ independently verify the carrying values of other real estate owned and loans classified as in-substance foreclosures of First Chicago in its September 30, 1993 balance sheet, and DLJ assumed with the permission of the Lake Shore Board of Directors that such carrying values complied fully with applicable law, regulatory policy and sound banking practice as of such date. DLJ was not retained to and did not conduct a physical inspection of any of the properties or facilities of Lake Shore or First Chicago, nor did DLJ make any independent evaluation or appraisal of the assets, liabilities or prospects of Lake Shore or First Chicago, and did not review any individual credit files. DLJ also assumed with the permission of the Lake Shore Board of Directors that the Merger is, and will be, in compliance with all laws and regulations that are applicable to Lake Shore and First Chicago. With the permission of the Lake Shore Board of Directors, DLJ assumed for purposes of its opinion that the Merger will be recorded as a "pooling of interests" under generally accepted accounting principles.

  Prior to rendering its written opinion dated as of the date of this Prospectus/Proxy Statement to the Lake Shore Board of Directors, DLJ rendered a written opinion to the Lake Shore Board of Directors on November 21, 1993. DLJ also addressed the Lake Shore Board of Directors on November 19, 1993 in connection with the decision by the Lake Shore Board of Directors to negotiate with First Chicago on an exclusive basis. See "The Merger--Background of the Merger" for a discussion of the events preceding the execution of the Agreement. Set forth below is a brief summary of the analyses performed by DLJ in reaching its November 21, 1993 opinion.

  Stock Trading History. DLJ examined the history of trading prices and volume for Lake Shore Common Stock and First Chicago Common Stock and the relationship between the movements of such common stock prices to the market prices of the common stock of the companies in the Lake Shore Peer Group (as defined below) and the DLJ Midwest Universe (as defined below).

  Discounted Cash Flow Analysis. Using discounted cash flow analysis, DLJ estimated the future dividend streams that Lake Shore could produce over the period from September 30, 1993 through December 31, 1997, assuming a minimum required tangible equity level of 6.5% of tangible total assets, if Lake Shore performed in accordance with management's forecast. DLJ also estimated the terminal value of Lake Shore's common equity as of December 31, 1997, by applying a range of multiples to Lake Shore's projected 1997 earnings. The dividend streams and terminal value were discounted to present values as of September 30, 1993 using discount rates ranging from 12% to 14%, which reflect different assumptions regarding the required rates of return of holders and prospective buyers of Lake Shore Common Stock. The range of present values per fully diluted share of Lake Shore Common Stock resulting from this analysis was $20.67 to $25.50.

  Comparison with Selected Companies. DLJ compared selected financial ratios for Lake Shore to the corresponding ratios of the "Lake Shore Peer Group" (consisting of AMCORE Financial, Inc., First Colonial Bankshares Corporation, First Midwest Bancorp, Inc., First Oak Brook Bancshares, Inc., Firstbank of Illinois Co., Heritage Financial Services, Inc., Pinnacle Banc Group, Inc., River Forest Bancorp, and Suburban Bancorp, Inc.), and for First Chicago to the corresponding ratios of the "DLJ Midwest Universe" (consisting of Banc One Corporation, Boatmen's Bancshares, Inc., Comerica Incorporated, Fifth Third Bancorp, First Bank System, Inc., First of America Bank Corporation, Huntington Bancshares Incorporated, National City Corporation, NBD Bancorp, Inc., Norwest Corporation, Old Kent Financial Corporation, and Society Corporation) and the "Money Center Banks" (consisting of The Bank of New York Company, Inc., Bankers Trust New York Corporation, The Chase Manhattan Corporation, Chemical Banking Corporation, Citicorp, Continental Bank Corporation and J.P. Morgan & Co. Incorporated). Such ratios included: the "Leverage Ratio" (as defined in the capital guidelines published by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board")), return on average total assets, return on average total equity, loan loss reserve to non-performing loans (defined as non-accrual loans, loans 90 days or more past due but still accruing interest and renegotiated loans), non-performing assets (defined as non-performing loans plus other real estate owned) to total loans plus other real estate owned, market price to latest twelve months' ("LTM") earnings per share ("EPS") and market price to book value per share. All ratios were based on financial data at or for the twelve months ended September 30, 1993. Market prices as of November 19, 1993 were used for all companies except Lake Shore, for which the market price as of August 20, 1993 was used.

  DLJ compared the mean values for each of such ratios for the Lake Shore Peer Group with the corresponding ratio for Lake Shore. This analysis showed that the Lake Shore Peer Group had a mean Leverage Ratio of 7.76% as compared with 10.37% for Lake Shore; a mean return on average total assets of 1.20% as compared with 1.44% for Lake Shore; a mean return on average total equity of 14.1% as compared with 14.0% for Lake Shore; a mean ratio of loan loss reserve to non-performing loans of 578.4% as compared with 307.6% for Lake Shore; a mean ratio of non-performing assets to total loans plus other real estate owned of 1.68% as compared with 0.50% for Lake Shore; a mean ratio of market price to LTM EPS of 13.3 times as compared with 13.1 times for Lake Shore; and a mean ratio of market price to book value per share of 1.66 times as compared with
1.74 times for Lake Shore.

  DLJ also compared the mean values for each of such ratios for the DLJ Midwest Universe and the Money Center Banks with the corresponding ratio for First Chicago. This analysis showed that the DLJ Midwest Universe and the Money Center Banks had mean Leverage Ratios of 7.66% and 7.33%, respectively, as compared with 8.00% for First Chicago; mean returns on average total assets of 1.28% and 0.97%, respectively, as compared with 1.36% for First Chicago; mean returns on average total equity of 15.9% and 15.2%, respectively, as compared with 21.1% for First Chicago; mean ratios of loan loss reserve to non-performing loans of 287.2% and 154.6%, respectively, as compared with 276.2% for First Chicago;

means ratios of non-performing assets to loans plus other real estate owned of 1.34% and 5.30%, respectively, as compared with 1.59% for First Chicago; mean ratios of market price to LTM EPS of 12.0 times and 12.4 times, respectively, as compared with 5.4 times for First Chicago; and mean ratios of market price to book value per share of 1.75 times and 1.26 times, respectively, as compared with 1.13 times for First Chicago.

  Analysis of Selected Merger Transactions. DLJ reviewed selected mergers involving acquisitions of banks or bank holding companies announced between January 1, 1992 and November 19, 1993, in which the aggregate value of the consideration offered was between $100 million and $500 million. Specifically, DLJ reviewed the mergers involving the following pairs of institutions: Banc One Corporation/Central Banking Group, Banc One Corporation/First Community Bancorp, Inc., Bank of Boston Corporation/Multibank Financial Corporation, Bank South Corporation/two Atlanta-area bank subsidiaries of Barnett Banks, Inc., Boatmen's Bancshares, Inc./First Amarillo Bancorporation, Inc., Boatmen's Bancshares, Inc./Sunwest Financial Services, Comerica Incorporated/Pacific Western Bancshares, CoreStates Financial Corp/Constellation Bancorp, CoreStates Financial Corp/First Peoples Financial Corporation, First Bank System, Inc./Bank Shares Incorporated, First Bank System, Inc./Boulevard Bancorp, Inc., First Commercial Corporation/State First Financial Corporation, First Empire State Corporation/Central Trust Company and Endicott Trust Company (subsidiaries of Midlantic Corporation), First Interstate Bancorp/San Diego Financial Corporation, First Security Corporation/First National Financial Corporation, First Union Corporation/First American Metro Corporation, Huntington Bancshares Incorporated/CB&T Financial Corporation, Huntington Bancshares Incorporated/COMMERCE BANC, Integra Financial Corp./Equimark Corporation, Mercantile Bancorporation, Inc./MidAmerican Corporation, Meridian Bancorp, Inc./Commonwealth Bancshares, National City Corporation/Ohio Bancorp, NationsBank Corporation/Corpus Christi National Bank, NationsBank Corporation/MNC Financial Inc., Norwest Corporation/First United Bank Group, Norwest Corporation/Lincoln Financial Corporation, One Valley Bancorp of West Virginia/Mountaineer Bankshares of West Virginia, PNC Bank Corp./First Eastern Corporation, Shawmut National Corporation/New Dartmouth Bank and Synovus Financial Corporation/First Commercial Bancshares, Inc.

  DLJ calculated the multiples of the offer value over the market price, LTM EPS and book value per share of the acquired company in each transaction. DLJ also calculated the multiple of the "adjusted offer value" over the acquired company's "normalized book value" in each transaction. For purposes of the latter multiple, DLJ assumed "normalized book value" to be the lesser of the acquired company's actual equity capital or 8% of its total assets, and "adjusted offer value" to be the actual offer value minus the acquired company's equity capital in excess of 8% of its total assets. The calculations yielded a range of multiples of offer value to market price of 0.95 times to
1.61 times, with a mean of 1.34 times and a median of 1.37 times; a range of multiples of offer value to LTM EPS of 6.3 times to 54.7 times, with a mean of
17.3 times and a median of 15.3 times; a range of multiples of offer value to book value of 1.10 times to 3.12 times, with a mean of 1.85 times and a median of 1.85 times, and a range of multiples of adjusted offer value to normalized book value of 1.10 times to 3.12 times, with a mean of 1.90 times and a median of 1.96 times.

  DLJ compared these multiples with the corresponding multiples for the Merger, valuing the Exchange Ratio at $31.08 per share of Lake Shore Common Stock. In calculating the multiples for the Merger, DLJ used the closing market price per share of Lake Shore Common Stock on August 20, 1993, EPS for the twelve months ended September 30, 1993, and book value per share and normalized book value as of September 30, 1993. Based on a $31.08 value per share of Lake Shore Common Stock for the Exchange Ratio, such value represented multiples of 1.41 times Lake Shore's market price per share, 18.5 times its EPS, 2.46 times its book value per share and 2.90 times its normalized book value.

  No company or transaction used in the above analyses as a comparison is identical to Lake Shore, First Chicago or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared.

  Pro Forma Merger Analysis. DLJ analyzed certain pro forma effects of the Merger for market prices of First Chicago Common Stock ranging from $37.00 per share to $53.00 per share. DLJ's analysis was based on September 30, 1993 financial data for Lake Shore and First Chicago, projected earnings estimates for Lake Shore as provided by management, and median projected earnings estimates as published by the Institutional Brokers Estimate System ("IBES") for First Chicago. IBES is a data service which monitors and publishes a compilation of earnings estimates produced by selected research analysts on companies of interest to investors. The managements of both Lake Shore and First Chicago informed DLJ of their belief that certain reductions in the operating expenses and increases in the revenues of Lake Shore could result from the Merger. For purposes of DLJ's analysis, it was assumed that Lake Shore's operating expenses could be reduced by 25% in 1994 and 50% in 1995, and that Lake Shore's revenues could be increased by 4.5% in 1994 and 9% in 1995, as a result of the Merger.

  DLJ's analysis showed pro forma dilution to First Chicago's LTM EPS ranging from 3.99% to 6.43% (assuming no cost savings or revenue increases); to First Chicago's 1994 estimated EPS ranging from 1.95% to 4.55% (assuming the aforementioned cost savings and revenue increases); to First Chicago's 1995 estimated EPS ranging from 0.49% to 3.12% (assuming the aforementioned cost savings and revenue increases); and to First Chicago's September 30, 1993 book value per share ranging from 2.90% to 5.55%. The analysis also showed that holders of Lake Shore Common Stock would experience an increase in dividend income of from 195% to 320%, based on Lake Shore's and First Chicago's current dividend payments as of November 21, 1993, and that the shares of First Chicago Common Stock issued in the Merger would represent from 6.6% to 9.2% of the pro forma total number of outstanding shares of First Chicago Common Stock. Lastly, the analysis showed a pro forma increase in First Chicago's Leverage Ratio as of September 30, 1993 from 8.00% to 8.06%.

  In connection with its written opinion dated as of the date of this Prospectus/Proxy Statement, DLJ performed procedures to update certain of its analyses and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith.

  Although the summary set forth above does not purport to be a complete description of the analyses performed by DLJ, the material analyses performed by DLJ in rendering its opinion have been summarized above. However, the preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. DLJ believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, would create an incomplete view of the process underlying the analyses by which DLJ reached its opinions. In addition, DLJ may have given various analyses more or less weight than other analyses, but no analysis was given materially more weight than any other analysis. Also, DLJ may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be DLJ's view of the actual value of Lake Shore or the combined company.

  In performing its analyses, DLJ made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Lake Shore and First Chicago. The analyses performed by DLJ are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of DLJ's analysis of the fairness, from a financial point of view, of the Exchange Ratio. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. DLJ used in its analyses various projections of future performance prepared by the managements of Lake Shore and First Chicago. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those assumed in the projections and any related analyses. DLJ's opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Lake Shore or the effect of any other business combination in which Lake Shore might engage. In addition, as described above, DLJ's opinion to the Lake Shore Board of Directors was one of many factors taken into consideration by the Lake Shore Board of Directors in making its determination to approve the Agreement.

  Pursuant to the terms of a letter agreement dated August 25, 1993 (the "August 25 Engagement Letter"), for DLJ's services in connection with the Merger, including the rendering of its opinions, Lake Shore (i) has paid DLJ $750,000, and (ii) has agreed to pay DLJ an amount equal to 0.7% of the aggregate amount of consideration received by the holders of Lake Shore Common Stock (treating any shares issuable upon exercise of options, warrants or other rights of conversion as outstanding), less the amount paid by Lake Shore pursuant to clause (i) above. Because the major portion of the aggregate consideration to be received by the holders of Lake Shore Common Stock is to be paid in the form of securities, the August 25 Engagement Letter provides that the value of such securities, for purposes of calculating the fee payable to DLJ, will be determined by the last sale price for such securities on the last trading day thereof prior to consummation of the Merger. Lake Shore has also agreed under the August 25 Engagement Letter to reimburse DLJ for all out-of-pocket expenses, including reasonable fees and expenses of legal counsel, and has agreed to indemnify DLJ against certain expenses and liabilities incurred in connection with its engagement, including liabilities under Federal securities law. The DLJ fee is an obligation of Lake Shore, which is payable at the closing of the Merger (the "Closing"), and will have no impact on the consideration to be received by the holders of Lake Shore Common Stock.

  The Lake Shore Board of Directors had previously engaged DLJ pursuant to a letter agreement dated August 5, 1993 (the "August 5 Engagement Letter") to act as Lake Shore's financial advisor for a period of six months with respect to the review and analysis of financial and structural alternatives available to Lake Shore with a view to meeting its strategic objectives. The August 5 Engagement Letter provided for a fee of $75,000, half payable upon execution of the August 5 Engagement Letter and half payable on November 5, 1993. Lake Shore also agreed under the August 5 Engagement Letter to reimburse DLJ for all reasonable and necessary out-of-pocket expenses (including reasonable fees and expenses of counsel), not to exceed $10,000 without Lake Shore's prior approval, and to indemnify DLJ against certain expenses and liabilities incurred in connection with its engagement, including liabilities under Federal securities law. In light of DLJ's subsequent engagement under the August 25 Engagement Letter, DLJ waived the fee provided for in the August 5 Engagement Letter.

  DLJ may, in the ordinary course of its business, trade securities of Lake Shore and First Chicago for its own account or for the accounts of customers and thus may hold long or short positions in such securities at any time. A subsidiary of DLJ provides securities clearance and related services for a discount brokerage subsidiary of First Chicago; during 1993, fees of approximately $1.6 million were paid by First Chicago for such services.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Seven officers and one former officer of Lake Shore and/or Lake Shore National Bank ("LSNB") have entered into Transitional Compensation Agreements (the "Transitional Compensation Agreements") with Lake Shore. Pursuant to the Transitional Compensation Agreement between Lake Shore and James W. Aldrich, Chairman and Chief Executive Officer of Lake Shore, Mr. Aldrich will become eligible for transitional compensation in the event of a voluntary termination of employment occurring within the 30-day "window period" commencing one year following a "change in control" or in the event of any other termination within 24 months of a "change in control", except a termination resulting from retirement on or after age 65, disability, death, cause or resignation (unless such resignation results from a successor failing to assume the Transitional Compensation Agreement, a reduction of compensation or status, or relocation). Consummation of the Merger is a "change in control" under the Transitional Compensation Agreement. Pursuant to his Transitional Compensation Agreement, upon such a termination of employment Mr. Aldrich will be entitled to (i) continuation of base salary for three years, (ii) continuation of bonus for three years at a rate equal to the bonus received for 1993, (iii) continuation of group health, life, long-term disability and similar insurance coverage for three years or until Mr. Aldrich obtains comparable coverage under another plan, (iv) use of outplacement services and (v) continued use of a leased automobile until the end of the lease term. Upon such a termination of employment, Mr. Aldrich's Transitional Compensation Agreement also entitles him to a lump sum cash amount equal to the value of any nonvested amounts under the Lake Shore Bancorp., Inc. Profit Sharing Plan (the "Profit Sharing Plan") and vesting of all unvested shares of restricted stock held under the Lake Shore Bancorp., Inc. Stock Incentive Plan (the "Incentive Plan"). In addition, Mr. Aldrich's Transitional Compensation Agreement provides that he shall not disclose certain confidential information relating to Lake Shore. Mr. Aldrich's current base salary is $339,625 and his bonus for 1993 was $200,000. Currently, Mr. Aldrich holds 50,000 unvested restricted shares of Lake Shore Common Stock.

  On December 27, 1993, Mr. Aldrich's Employment Agreement was amended to provide that Lake Shore pay Mr. Aldrich a supplemental pension benefit in the amount of $1,757,400, which amount was deposited on December 28, 1993 in a grantor trust established by Mr. Aldrich. This amendment replaced the provisions previously contained in Mr. Aldrich's Employment Agreement requiring Lake Shore to pay Mr. Aldrich a supplemental pension benefit upon his retirement on or after the attainment of age 65 or upon his attainment of age 65 if he were then disabled. Mr. Aldrich's Transitional Compensation Agreement also was amended to delete provisions requiring the payment upon termination following a "change in control" of a lump sum amount equal to the actuarial equivalent value of his accrued benefit under the Lake Shore Bancorp., Inc. Pension Plan (the "Pension Plan") and the Lake Shore Bancorp., Inc. Supplemental Retirement Plan (the "Supplemental Retirement Plan"). First Chicago has consented to such funding of Mr. Aldrich's grantor trust.

  Robert R. Yohanan, formerly the President and Chief Operating Officer and a director of Lake Shore, also entered into a Transitional Compensation Agreement with Lake Shore. In addition, in December 1993, Mr. Yohanan and Lake Shore entered into an agreement whereby Mr. Yohanan ceased to be an executive officer and a director of Lake Shore, but agreed to continue as an employee of Lake Shore until the effective time of the Merger (the "Effective Time") or termination of the Agreement. Under the agreement between Lake Shore and Mr. Yohanan, Lake Shore agreed to pay Mr. Yohanan his base salary and benefits through November 30, 1994, a bonus for 1993 and, following the Effective Time or termination of the Agreement, a cash payment of $375,000. Lake Shore also agreed that, commencing at the Effective Time, Mr. Yohanan will receive the benefits payable under his Transitional Compensation Agreement similar to those payable under Mr. Aldrich's Transitional Compensation Agreement for three years, except that, for the period through November 30, 1994, his base salary will be paid pursuant to his Employment Agreement, and he will be entitled to full vesting under the Pension Plan. Mr. Yohanan's current base salary is $242,384 and his 1993 bonus was $100,000. Mr. Yohanan currently holds 114,687 options, 70,417 of which are unvested and will become vested upon consummation of the Merger, 7,813 of which are unvested and will become vested on April 1, 1994 and expire on May 2, 1994 and 15,624 of which are vested and will expire on May 2, 1994.

  The Transitional Compensation Agreements of Stephen D. Daniels, Senior Vice President and Chief Financial Officer of Lake Shore, Thomas D. Roegner, Vice President of Lake Shore, Michael B. Westberg, Senior Vice President of LSNB, and Randolph F. Williams, Senior Vice President of LSNB, are similar to Mr. Aldrich's Transitional Compensation Agreement, except that they provide for continuation of base salary and bonus for two years, rather than three, and, in the case of Messrs. Daniels and Williams, do not provide for vesting under the Profit Sharing Plan. The Transitional Compensation Agreements of Messrs. Roegner and Westberg also provide for full vesting under the Pension Plan and the calculation of bonus payments based on the average of the bonuses paid during the five years preceding the year in which termination of employment occurs. The current base salaries of Messrs. Daniels, Roegner, Westberg and Williams are $145,600, $150,800, $125,683 and $140,400, respectively, and their
1993 bonuses were $55,000, $58,000, $18,000 and $40,000, respectively. Mr.
Daniels currently holds 31,000 options, all of which are unvested and will become vested upon consummation of the Merger. Mr. Roegner currently holds 68,854 options, 50,000 of which are unvested and will become vested upon consummation of the Merger, 4,427 of which are unvested and will become vested on April 1, 1994 and expire on May 2, 1994 and 4,427 of which are vested and will expire on May 2, 1994. Mr. Westberg currently holds 25,718 options, 10,167 of which are unvested and will become vested upon consummation of the Merger, 3,906 of which are unvested and will become vested on April 1, 1994 and expire on May 2, 1994 and 3,312 of which are vested and will expire on May 2, 1994. Mr. Williams currently holds 30,000 options, all of which are unvested and will become vested upon consummation of the Merger.

  The Transitional Compensation Agreements of Joseph A. Bamonte, Senior Vice President of LSNB, and Alma J. Pini, Vice President/Secretary of Lake Shore, also are similar to Mr. Aldrich's, except that they provide for continuation of base salary for one year, rather than three, do not provide for continuation of a bonus, do not give rise to payments upon a voluntary termination of employment during a "window period" and, in the case of Mr. Bamonte, does not provide for vesting under the Profit Sharing Plan or use of a leased automobile or outplacement services. The Transitional Compensation Agreement of Ms. Pini also provides for full vesting under the Pension Plan. The current base salaries of Mr. Bamonte and Ms. Pini are $94,050 and $117,500, respectively. Mr. Bamonte currently holds 4,000 options, all of which are unvested and will become vested upon consummation of the Merger. Ms. Pini currently holds 6,891 options, 4,000 of which are unvested and will become vested upon consummation of the Merger and 2,891 of which are unvested and will become vested on April 1, 1994 and expire on May 2, 1994.

  Certain current and former employees of Lake Shore and its subsidiaries hold options to purchase shares of Lake Shore Common Stock pursuant to the Incentive Plan. At the Effective Time, each option to purchase shares of Lake Shore Common Stock which is outstanding immediately prior to the Effective Time under the Incentive Plan shall become and represent an option to purchase the number of shares of First Chicago Common Stock (decreased to the nearest full share) determined by multiplying (i) the number of shares of Lake Shore Common Stock subject to such stock option immediately prior to the Effective Time by (ii) the Exchange Ratio. Each such option will be exercisable at an exercise price per share of Lake Shore Common Stock (rounded to the nearest whole cent) equal to the exercise price per share of Lake Shore Common Stock immediately prior to the Effective Time divided by the Exchange Ratio. First Chicago shall pay cash to each holder of such stock options in lieu of issuing fractional shares of First Chicago Common Stock unless, in its reasonable judgment, such payment would adversely affect the ability to account for the Merger as a "pooling of interests." After the Effective Time, each option to purchase shares of Lake Shore Common Stock pursuant to the Incentive Plan shall be exercisable to purchase shares of First Chicago Common Stock upon the same terms and conditions as were applicable to such stock option at the Effective Time, giving effect to the acceleration of the exercisability of such stock options as a result of the Merger. Currently, there are options to purchase 449,535 shares of Lake Shore Common Stock outstanding under the Incentive Plan of which 348,942 are held by current employees of Lake Shore and 100,593 are held by former employees of Lake Shore.

  The Agreement provides that all rights to indemnification now existing in favor of the past and present directors or officers of Lake Shore, LSNB or Bank of Hinsdale ("BOH") pursuant to Lake Shore's certificate of incorporation and by-laws will continue and will be honored by First Chicago with respect to acts or omissions occurring at or prior to the Effective Time. First Chicago also agreed to provide, for not less than five years from the Effective Time, the current officers and/or directors of Lake Shore an insurance and indemnification policy that provides such officers and/or directors coverage for events occurring through the Effective Time that is in the aggregate no less favorable than the existing policy for such officers and/or directors of Lake Shore.

  The Agreement also provides that, following the Effective Time, the employees of Lake Shore, LSNB and BOH will be eligible for employee benefits and programs which are no less favorable than those generally available to similarly situated employees of First Chicago and its subsidiaries. For further information with respect to the effect of the Merger on the Lake Shore employee benefit plans, see "Terms of Merger--Effect of Merger on Lake Shore Employee Benefit Plans." In addition, the Agreement also provides that First Chicago shall maintain Lake Shore's policy for terminated employees as now existing, with certain agreed upon modifications, or shall replace such policy with a policy providing at least equal compensation, for a period of at least one year from the Effective Time. See "Terms of Merger--Severance Policy."

  LSNB and BOH may have had in the past, and expect to have in the future, transactions in the ordinary course of business with directors and officers of First Chicago and their associates and with First Chicago's subsidiaries. Similarly, one or more subsidiaries of First Chicago may have had in the past transactions in the ordinary course of business with directors, officers and principal stockholders of Lake Shore and their associates and with LSNB and BOH. Such transactions, including borrowings and loan commitments, are on substantially the same terms, including interest rates and collateral, as applicable, as those prevailing at the time for comparable transactions with others, and, in the opinion of the respective managements of First Chicago and Lake Shore, did not involve more than a normal risk of collectibility, and did not present other significant unfavorable features.

  Certain directors of Lake Shore beneficially own shares of First Chicago stock. The husband of Paula H. Crown, James S. Crown, is a director of First Chicago. Both Mrs. Crown, in her capacity as a director of Lake Shore, and Mr. Crown, in his capacity as a director of First Chicago, recused themselves from all deliberations of their respective Boards of Directors regarding either First Chicago or Lake Shore, as the case may be. Mr. Crown may be deemed to beneficially own, as of December 31, 1993, 3,051,604 shares of First Chicago Common Stock. Included in this number are 19,846 shares directly owned by Mr. Crown; 1,555,305 shares owned by The Crown Fund of which Mr. Crown is a partner; 226,205 shares owned by Henry Crown and Company (Not Incorporated), of which he is a partner; 230,179 shares owned by Areljay, L.P., of which a trust of which Mr. Crown is a beneficiary is a limited partner; 266,476 shares owned by Arie and Ida Crown Memorial, of which Mr. Crown is a director; and 517,639 shares owned by Pines Trailer Limited Partnership, of which a corporation of which Mr. Crown is a shareholder and a partnership of which Mr. Crown is a partner are partners. Also included are 131,941 shares beneficially owned by trusts of which Mr. Crown is a beneficiary and 98,766 shares beneficially owned by trusts of which Mr. Crown is a co-trustee. Mrs. Crown beneficially owns 802 shares, and trusts of which the Crowns' children are beneficiaries own beneficially 4,445 shares. Mr. Crown disclaims beneficial ownership of the shares held by the various persons and entities described above except for the 19,846 shares held directly by Mr. Crown. Mrs. Crown disclaims beneficial ownership of the shares deemed to be held by Mr. Crown except for the 802 shares held directly by Mrs. Crown.

  Additionally, certain directors of First Chicago own shares of Lake Shore stock. As of December 31, 1993, Mr. Crown was the beneficiary of a trust which is a partner in a partnership owning 8,400 shares of Lake Shore stock and Mrs. Crown directly owned 1,125 shares of Lake Shore stock. Mr. Crown disclaims any beneficial ownership in these shares. Andrew J. McKenna, a director of First Chicago, is a former director of Lake Shore; Mr. McKenna owned 10,531 shares of Lake Shore stock as of December 31, 1993.

STOCK OPTION AGREEMENT

  As a condition to its execution of the Agreement, First Chicago required that Lake Shore enter into the Stock Option Agreement. Pursuant to the Stock Option Agreement, Lake Shore granted First Chicago an option to purchase up to 1,977,643 shares of Lake Shore Common Stock at a price of $31.08 per share.

  Under the Stock Option Agreement, First Chicago's option becomes exercisable
(i) on the fifth day preceding the scheduled initial expiration date of a bona fide tender or exchange offer for 20% or more of the then outstanding shares of Lake Shore Common Stock by any person other than First Chicago or its subsidiaries (a "Person"), (ii) the execution of a letter of intent or other agreement by Lake Shore whereby any Person would have the right to acquire control of Lake Shore or any of its subsidiaries or all or substantially all of their respective assets, (iii) withdrawal by the Lake Shore Board of Directors of its recommendation to Lake Shore Stockholders of the approval of the Merger, or the acceptance by the Lake Shore Board of Directors of, or the recommendation by the Lake Shore Board of Directors that Lake Shore Stockholders accept, an offer from any Person to merge or consolidate with or acquire 20% or more of the then outstanding shares of Lake Shore Common Stock or all or substantially all of the assets of Lake Shore or any of its subsidiaries, (iv) the acquisition by any Person of 20% or more of the then outstanding shares of Lake Shore Common Stock or (v) any of the events described in (ii) or (iii) above occurring within 180 days after termination of the Agreement in whole or in part because of a breach by Lake Shore of the terms and provisions of the Agreement.

  The Stock Option Agreement provides First Chicago with the right to require Lake Shore to purchase all, but not less than all, of the shares issued pursuant to the Stock Option Agreement (or the option itself if it has not been exercised). In addition, after the exercise of the option pursuant to the Stock Option Agreement, First Chicago shall have the right for two years after such exercise to require that Lake Shore file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), to register the shares issued pursuant to the exercise of the option.

  The Stock Option Agreement shall terminate upon the earliest of (i) the expiration of one year after the occurrence of an event causing the option to become exercisable, (ii) termination of the Agreement in accordance with its terms (unless terminated by First Chicago because of a breach of the terms and provisions of the Agreement by Lake Shore), (iii) one year after the termination of the Agreement by First Chicago because of a breach of the terms and provisions of the Agreement by Lake Shore or (iv) consummation of the Merger.

                              TERMS OF THE MERGER

  The detailed terms of and conditions to the Merger are contained in the Agreement, which is attached to this Prospectus/Proxy Statement as Appendix A and is incorporated herein by reference. The description in this Prospectus/Proxy Statement of the terms of and conditions to the Merger is qualified by, and made subject to, the more complete information set forth in the text of the Agreement.

EFFECT OF THE MERGER ON LAKE SHORE COMMON STOCK

  The Agreement provides that, subject to the terms and conditions thereof, Lake Shore will be merged into First Chicago with First Chicago being the surviving corporation. First Chicago intends at the Effective Time, or as soon as possible after the Effective Time, to consolidate the business of LSNB and BOH into FNBC and ANB.

  As a result of the Merger, the separate existence of Lake Shore will cease and following the consolidation of the business of LSNB and BOH into FNBC and ANB, the separate existence of LSNB and BOH also will cease. Lake Shore Stockholders will become stockholders of First Chicago. Although both Lake Shore and First Chicago are Delaware corporations, the provisions of the restated certificate of incorporation and by-laws of First Chicago are different from the provisions of the certificate of incorporation and by-laws of Lake Shore with respect to such matters as voting of stock for election of directors, removal of directors and payment of dividends. See "Comparative Rights of Holders of Lake Shore Common Stock and First Chicago Common Stock."

  The Closing of the transactions described in the Agreement will occur (a) on the first to occur of July 8, 1994, July 15, 1994, July 22, 1994, August 12, 1994, August 19, 1994, September 16, 1994, September 23, 1994, October 14, 1994
and October 31, 1994, provided that such date (the "Closing Date") is at least five business days following the day on which the last of the following occurs:
(i) the Merger shall have been approved by the requisite vote of the holders of Lake Shore Common Stock, (ii) the First Chicago Common Stock issuable in the Merger and pursuant to any outstanding stock options of Lake Shore shall have been authorized for listing on the New York Stock Exchange (the "NYSE") upon official notice of issuance, (iii) the approval of the Federal Reserve Board specified in the Bank Holding Company Act of 1956, as amended (the "BHCA"), the approvals of the Office of the Comptroller of the Currency (the "OCC") under the Bank Merger Act and the approval of the Illinois Commissioner of Banks and Trust Companies specified in the Illinois Banking Act shall have been obtained and become effective and (iv) the registration statement registering the First Chicago Common Stock issuable in the Merger and pursuant to outstanding stock options of Lake Shore (the "Registration Statement") shall have become effective in accordance with the provisions of the Securities Act, or (b) at such other time and place as First Chicago and Lake Shore shall agree. The Effective Time of the Merger shall be the later of the date and time at which the Certificate of Merger (the "Certificate of Merger") to be filed in Delaware is accepted for record by the Secretary of State of Delaware or such later time established by the Certificate of Merger. At the Effective Time, each outstanding share of Lake Shore Common Stock will be converted automatically by operation of law into a fraction of a share of First Chicago Common Stock, as described in the following section. See "Terms of the Merger--Consideration to be Received by Lake Shore Stockholders."

CONSIDERATION TO BE RECEIVED BY LAKE SHORE STOCKHOLDERS

  The Agreement provides that at the Effective Time each Lake Shore Stockholder will receive, for each share of Lake Shore Common Stock, the portion of a whole share of First Chicago Common Stock (rounded to the nearest thousandth of a share) equal to $31.08 divided by the average of the per share closing prices on the NYSE of First Chicago Common Stock (as reported on the New York Stock Exchange Composite Transactions Tape (the "NYSE Composite Tape")) during the twenty consecutive trading days ending on the third trading day prior to the Closing Date as reported in The Wall Street Journal, Midwest Edition (the "20-Day Average Closing Price"), which number shall be the Exchange Ratio; provided, that in no event shall the 20-Day Average Closing Price, for purposes of the foregoing computation, be deemed to be less than a price of $37 or greater than a price of $53 (the "Adjusted Average Closing Price") for each presently outstanding share of First Chicago Common Stock.

  No fractional shares of First Chicago Common Stock will be issued. Any Lake Shore Stockholder who otherwise would be entitled to receive a fraction of a share of First Chicago Common Stock (after taking into account all shares of Lake Shore Common Stock owned by such Stockholder) shall receive an amount of cash, without interest, equal to such Stockholder's proportionate interest in the net proceeds from the sale or sales in the open market by First Chicago Trust Company of New York, a wholly-owned subsidiary of First Chicago ("First Chicago Trust Company") and the exchange agent for the Merger (the "Exchange Agent"), made on behalf of Lake Shore Stockholders of the aggregate fractional shares of First Chicago Common Stock issued pursuant to the Merger. As soon as practical after the Effective Time, the Exchange Agent will determine the excess of (x) the number of full shares of First Chicago Common Stock delivered to the Exchange Agent by First Chicago pursuant to the terms of the Merger over
(y) the aggregate number of full shares of First Chicago Common Stock to be distributed to Lake Shore Stockholders (such excess, the "Excess Shares"). The Exchange Agent will sell the Excess Share at the prevailing prices on the NYSE as agent for the former Lake Shore Stockholders. First Chicago will pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of Excess Shares. Until the net proceeds of such sale have been distributed to the former Lake Shore Stockholders, the Exchange Agent will hold such proceeds in trust for such former Stockholders.

  In the event of any reclassification, stock split or stock dividend with respect to First Chicago Common Stock (or if the record date with respect to any of the foregoing should occur) during the period of trading days which is used to determine the Exchange Ratio, or subsequent to such period but prior to the Effective Time, appropriate and proportionate adjustments will be made in the Exchange Ratio.

  The following table provides examples of the portion of a share of First Chicago Common Stock and total consideration to be received by Lake Shore Stockholders for each share of Lake Shore Common Stock at various prices for First Chicago Common Stock. Because the Agreement provides that each share of Lake Shore Common Stock will be converted into that portion of a share of First Chicago Common Stock ROUNDED TO THE NEAREST THOUSANDTH OF A SHARE equal to $31.08 divided by the 20-Day Average Closing Price, even at 20-Day Average Closing Prices between $37 and $53 there is no assurance that Lake Shore Stockholders will receive First Chicago Common Stock equal in value to $31.08 for each share of Lake Shore Common Stock. As illustrated in the following table, the per share value of First Chicago Common Stock received by Lake Shore Stockholders may be somewhat more or less than $31.08. In addition, because the Exchange Agent will sell Excess Shares on behalf of Lake Shore Stockholders at prevailing prices on the NYSE, which prices may be more or less than the 20-Day Average Closing Price, there is no assurance that Lake Shore Stockholders receiving cash in lieu of fractional shares of First Chicago Common Stock will receive cash equal to their pro rata portion of $31.08.

         PER SHARE CONSIDERATION TO BE PAID TO LAKE SHORE STOCKHOLDERS
                AT VARIOUS PRICES FOR FIRST CHICAGO COMMON STOCK

          FIRST CHICAGO             FIRST CHICAGO             FIRST CHICAGO
      COMMON STOCK PRICE(A)    COMMON STOCK RECEIVED(B)   COMMON STOCK VALUE(C)
      ---------------------    ------------------------   ---------------------
            $35.00(d)                    .840                    $29.40
            $36.00(d)                    .840                    $30.24
            $37.00                       .840                    $31.08
            $38.00                       .818                    $31.08
            $39.00                       .797                    $31.08
            $40.00                       .777                    $31.08
            $41.00                       .758                    $31.08
            $42.00                       .740                    $31.08
            $43.00                       .723                    $31.09
            $44.00                       .706                    $31.06
            $45.00                       .691                    $31.10
            $46.00                       .676                    $31.10
            $47.00                       .661                    $31.07
            $48.00                       .648                    $31.10
            $49.00                       .634                    $31.07
            $50.00                       .622                    $31.10
            $51.00                       .609                    $31.06
            $52.00                       .598                    $31.10
            $53.00                       .586                    $31.06
            $54.00(e)                    .586                    $31.64
            $55.00(e)                    .586                    $32.23

- --------
(a) This column represents various assumed 20-Day Average Closing Prices.
(b) This represents the portion of a share of First Chicago Common Stock (rounded to the nearest thousandth of a share) which would be received at the relevant 20-Day Average Closing Price of First Chicago Common Stock.
(c) This column assumes the value of a share of First Chicago Common Stock equals the 20-Day Average Closing Price. There can be no assurance that at the Effective Time of the Merger the value of First Chicago Common Stock will be equal to, or greater than, the 20-Day Average Closing Price.
(d) Under the Agreement, if the 20-Day Average Closing Price of First Chicago Common Stock is less than $37, it will be deemed to be $37 for purposes of calculating the fraction of a share of First Chicago Common Stock to be issued in the Merger. See "Terms of the Merger--Consideration to be Received by Lake Shore Stockholders."
(e) Under the Agreement, if the 20-Day Average Closing Price of First Chicago Common Stock is greater than $53, it will be deemed to be $53 for purposes of calculating the fraction of a share of First Chicago Common Stock to be issued in the Merger. See "Terms of the Merger--Consideration to be Received by Lake Shore Stockholders."

APPOINTMENT OF EXCHANGE AGENT

  In order to facilitate distribution of First Chicago Common Stock to Lake Shore Stockholders, First Chicago will appoint First Chicago Trust Company to act as Exchange Agent in connection with the Merger. The Exchange Agent will enter into an agreement with First Chicago and Lake Shore pursuant to which it will agree to act as agent for purposes of distributing the First Chicago Common Stock to Lake Shore Stockholders.

EXCHANGE OF CERTIFICATES

  Stockholders should not tender their certificates for Lake Shore Common Stock with their proxy. As promptly as practicable after the Effective Time, the Exchange Agent will mail to all Lake Shore Stockholders transmittal materials, including a Letter of Transmittal (the "Letter of Transmittal") for use in exchanging certificates evidencing Lake Shore Common Stock for certificates evidencing First Chicago Common Stock. As soon as practicable after the Letter of Transmittal is properly completed and returned, along with the certificates evidencing Lake Shore Common Stock, to the Exchange Agent, the person specified in the Letter of Transmittal shall receive certificates for the number of whole shares of First Chicago Common Stock and, to the extent applicable, any cash in lieu of fractional shares of First Chicago Common Stock, to which such person is entitled as a result of the Merger. The Letter of Transmittal is expected to provide instructions for Stockholders who have lost or misplaced their certificates and wish to tender their shares.

  Each share of First Chicago Common Stock for which shares of Lake Shore Common Stock are exchanged in the Merger will be deemed to have been issued at the Effective Time. Accordingly, Lake Shore Stockholders who receive First Chicago Common Stock in the Merger will be entitled to receive any dividends or other distributions which may be payable to all holders of record of First Chicago Common Stock with respect to any record date after the Effective Time. No holder of Lake Shore Common Stock will be entitled to receive shares of First Chicago Common Stock or cash in lieu of fractional shares, and no dividends or other distributions actually will be paid with respect to any shares of First Chicago Common Stock, until the certificate or certificates formerly representing such holder's shares of Lake Shore Common Stock have been surrendered in accordance with the procedures described above. At the time such surrender has been accomplished, a certificate representing the appropriate number of shares of First Chicago Common Stock will be issued and accrued dividends and other distributions on such shares of First Chicago Common Stock will be paid without interest. Pursuant to the Agreement, if both Lake Shore and First Chicago declare dividends to their respective stockholders for the quarter in which the Closing occurs, Lake Shore Stockholders shall be entitled to either a dividend on Lake Shore Common Stock or First Chicago Common Stock, but not both, for such quarter.

FEDERAL INCOME TAX CONSEQUENCES

  The following discussion provides general information as to the anticipated Federal income tax consequences of the Merger. Each Lake Shore Stockholder should consult his or her own tax advisor as to the specific tax consequences of the Merger, including the application and possible effect of state and local tax laws.

  It is a condition to the consummation of the Merger that Lake Shore receive an opinion from Sidley & Austin, its counsel, concerning certain Federal income tax consequences described herein, including among others, the following:

  (a) the Merger of Lake Shore into First Chicago will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and Lake Shore and First Chicago each will be a party to that reorganization within the meaning of Section 368(b) of the Code;

  (b) no gain or loss will be recognized by Lake Shore as a result of the Merger;

  (c) no gain or loss will be recognized by Lake Shore Stockholders upon the conversion of their Lake Shore Common Stock into shares of First Chicago Common Stock pursuant to the Merger except with respect to cash, if any, received in lieu of fractional shares of First Chicago Common Stock;

  (d) the aggregate tax basis of the shares of First Chicago Common Stock received in exchange for shares of Lake Shore Common Stock pursuant to the Merger will be the same as the aggregate tax basis of such shares of Lake Shore Common Stock decreased by the amount of any tax basis allocable to the fractional share interest for which cash is received; and

  (e) the holding period of the shares of First Chicago Common Stock received in exchange for shares of Lake Shore Common Stock pursuant to the Merger will include the period that such shares of Lake Shore Common Stock were held by the holder provided such shares of Lake Shore Common Stock were held as capital assets by the holder on the Closing Date.

  In rendering such opinion, Sidley & Austin may receive and rely upon representations contained in certificates of Lake Shore, First Chicago and others, and may condition such opinion on the receipt, from Lake Shore Stockholders holding a substantial amount of Lake Shore Common Stock (the "Major Stockholders"), of a certificate verifying that such Major Stockholders have no present intention as of the Closing Date to sell the shares of First Chicago Common Stock to be distributed to them in the Merger.

ACCOUNTING TREATMENT

  The Merger is expected to be accounted for as a "pooling of interests" of Lake Shore and First Chicago under generally accepted accounting principles. The pro forma results of this accounting treatment are shown on a per share basis with respect to earnings, dividends and book value in the unaudited pro forma financial information under the caption "Comparative Per Share Data." The capitalization, as of December 31, 1993, of First Chicago as adjusted to give effect to the Merger is shown under the caption "Capitalization of First Chicago." While it is a condition to the consummation of the Merger that First Chicago shall have no reasonable basis for believing that the Merger may not be treated as a "pooling of interests", there is no assurance that the Merger, ultimately, will be so accounted for, See "Terms of the Merger--Conditions to the Merger."

REGULATORY APPROVALS

  First Chicago filed on        , 1994 an application with the Illinois
Commissioner of Banks and Trust Companies under Section 18 of the Illinois
Banking Act for prior approval of the Merger. On        , 1994, First Chicago
filed applications with the OCC for prior approval of the consolidation of the business of LSNB and BOH into FNBC and ANB. First Chicago also filed an
application on         , 1994 for approval of the Merger with the Federal
Reserve Board under Section 3 of the BHCA. Under the BHCA, the Federal Reserve Board must withhold approval of the Merger if it finds that the Merger would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any geographical area. In addition, the Federal Reserve Board may not approve the Merger if its finds that the effect of the Merger may be to lessen competition substantially or to tend to create a monopoly or would in any other manner be in restraint of trade, unless it finds that the anti-competitive effects of the proposed transaction clearly are outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In ruling upon the application, the Federal Reserve Board also will take into consideration the financial and managerial resources and future prospects of Lake Shore and of First Chicago after completion of the Merger, as well as other factors, such as compliance by Lake Shore and First Chicago with the Community Reinvestment Act and other banking laws and regulations.

  The Merger may not be consummated for 30 days from the date of approval of the Federal Reserve Board, during which time the United States Department of Justice may challenge the Merger on antitrust grounds. Neither First Chicago nor Lake Shore believes that the Merger is likely to raise significant issues under United States antitrust laws. The Merger must be consummated no later than 120 days after the approval date, unless such period is extended by the Federal Reserve Board or the Federal Reserve Bank of Chicago under delegated authority.

  It is anticipated that the approvals of the Illinois Commissioner of Banks and Trust Companies, the Federal Reserve Board and the OCC described above will be obtained by the end of the second quarter of 1994, but no assurance can be given that such approvals will be obtained, that such approvals will not contain conditions unacceptable to First Chicago or that the other conditions to the Merger will be satisfied or waived so as to permit consummation of the Merger. See "Terms of the Merger--Conditions to the Merger." As described under "Terms of the Merger--Termination of the Agreement," if the Closing has not occurred by October 31, 1994, each of First Chicago and Lake Shore will have the unilateral right to terminate the Agreement, unless the failure to effect the Merger has been caused by the failure of the terminating party to fulfill any obligation under the Agreement.

CONDITIONS TO THE MERGER

  The obligations of Lake Shore and First Chicago to effect the Merger are conditioned, among other things, on (i) approval of the Agreement by the requisite vote of Lake Shore Stockholders; (ii) authorization for listing on the NYSE, upon official notice of issuance, the First Chicago Common Stock to be issued pursuant to the Merger or upon exercise of outstanding options to purchase Lake Shore Common Stock previously granted under the Incentive Plan;
(iii) approval of the Federal Reserve Board under the BHCA, approval of the OCC under the Bank Merger Act and approval of the Illinois Commissioner of Banks and Trust Companies under the Illinois Banking Act; (iv) the Registration Statement becoming effective and no stop order suspending its effectiveness being issued by the Securities and Exchange Commission (the "Commission") and remaining in effect; and (v) the absence of any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) being in effect and having the effect of making the Merger or the transactions contemplated by the Agreement illegal.

  In addition to the foregoing conditions, the obligation of Lake Shore to effect the Merger is conditioned, among other things, on (i) First Chicago performing in all material respects each of its agreements contained in the Agreement and required to be performed as of the Closing Date and each of the representations and warranties of First Chicago contained in the Agreement that is qualified by materiality being true and correct on and as of the Closing Date as if made on and as of such date and each of the representations and warranties that is not so qualified being true and correct in all material respects on and as of the Closing Date as if made on and as of such date, in each case except as contemplated or permitted by the Agreement; (ii) receipt, in a form reasonably satisfactory to Lake Shore, of the opinion of Sidley & Austin, Lake Shore's counsel, with respect to certain Federal income tax consequences of the transaction; (iii) receipt, in a form reasonably satisfactory to Lake Shore, of an opinion of DLJ, dated as of the date hereof, substantially to the effect that the consideration to be received by Lake Shore Stockholders in the Merger is fair to such Stockholders from a financial point of view, and as of the Closing Date such opinion shall not have been withdrawn or modified in any material respect; (iv) receipt of an officer's certificate from First Chicago certifying to the effect that the closing conditions of Lake Shore set forth in the Agreement, as they relate to First Chicago, have been satisfied in full; (v) receipt of the legal opinion of Sherman I. Goldberg, First Chicago's Executive Vice President, General Counsel and Secretary, required by the Agreement; and (vi) all authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by any governmental entity or third party required by or with respect to any law, rule, regulation, order or decree being obtained in form and substance reasonably satisfactory to Lake Shore.

  In addition to the foregoing conditions, the obligation of First Chicago to effect the Merger is conditioned, among other things, on (i) Lake Shore performing in all material respects each of its agreements contained in the Agreement and required to be performed as of the Closing Date and each of the representations and warranties of Lake Shore contained in the Agreement that is qualified by materiality being true and correct on and as of the Closing Date as if made on and as of such date and each of the representations and warranties that is not so qualified being true and correct in all material respect on and as of the Closing Date as if made on and as of such date, in each case, except as contemplated or permitted by the Agreement; (ii) all authorizations, consents, orders, declarations, agreements or approvals of, or filings with, or terminations or expirations of waiting periods imposed by any governmental entity or third party required by or with respect to any law, rule, regulation, order or decree being obtained in form and substance reasonably satisfactory to First Chicago; (iii) based on the advice of Arthur Andersen & Co. and such other advice as First Chicago may deem relevant, First Chicago having no reasonable basis for believing that following the Merger, the combination with Lake Shore may not be accounted for as a "pooling of interests" in accordance with generally accepted accounting principles; (iv) receipt, in a form reasonably satisfactory to First Chicago, of an opinion of counsel reasonably satisfactory to First Chicago with respect to certain Federal income tax consequences of the transaction; (v) receipt of an officer's certificate from Lake Shore certifying to the effect that the closing conditions of First Chicago set forth in the Agreement, as they relate to Lake Shore, have been satisfied in full; (vi) receipt of the opinion of Sidley & Austin, Lake Shore's counsel, required by the Agreement; (vii) receipt of the affiliate's agreement required by the Agreement with respect to the Commission's Rule 145 ("Rule 145") under the Securities Act and certain "pooling of interests" matters from each person identified by Lake Shore as an affiliate; and (viii) as of the end of the month ending prior to the Closing Date, the consolidated stockholders' equity of Lake Shore not being less than $125 million as computed pursuant to the terms of the Agreement, adding back certain merger-related expenses and other items. As of December 31, 1993, the consolidated stockholders' equity of Lake Shore as reflected in its financial statements was $125.457 million. As computed pursuant to the terms of the Agreement, Lake Shore's consolidated stockholders' equity, as of December 31, 1993, was $128.413 million.

TERMINATION OF THE AGREEMENT

  The Agreement may be terminated at any time prior to the Closing Date (a) by mutual consent of First Chicago and Lake Shore; (b) by First Chicago, if (i) Lake Shore shall have failed to comply in any material respect with any of its covenants or agreements contained in the Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within five business days following receipt by Lake Shore of notice of such failure to comply, (ii) the Stockholders of Lake Shore shall have failed to approve the Merger at the Special Meeting, (iii) the Board of Directors of Lake Shore shall not have recommended, or shall have resolved not to recommend, or shall have modified or withdrawn its recommendation of the Merger or its declaration that the Merger is in the best interests of Lake Shore Stockholders or (iv) the Board of Directors of Lake Shore shall have recommended, or shall have resolved to recommend, to Lake Shore Stockholders any takeover proposal or offer of any other person; (c) by Lake Shore if (i) First Chicago shall have failed to comply in any material respect with any of its covenants or agreements contained in the Agreement required to be complied with by First Chicago prior to the date of such termination, which failure to comply has not been cured within five business days following receipt by First Chicago of notice of such failure to comply or (ii) the Stockholders of Lake Shore shall have failed to approve the Merger at the Special Meeting; (d) by either First Chicago or Lake Shore if (i) there has been a material breach of a representation or warranty of the other party that is not qualified as to materiality, which breach has not been cured within five business days following notice of such breach to the other party, (ii) there has been a breach by the other party of any representation or warranty that is qualified as to materiality, which breach has not been cured within five business days following notice of such breach to the other party, (iii) the Merger has not been effected by October 31, 1994 and the failure to complete the Merger has not been caused by the failure by the terminating party to fulfill any obligation of the Agreement or (iv) any court of competent jurisdiction or any governmental, administrative or regulatory authority, agency or body shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Agreement and such order, decree, ruling or other action shall have become final and nonappealable.

OPERATIONS AFTER THE MERGER

  At the Effective Time of the Merger, Lake Shore will merge into First Chicago with First Chicago being the surviving corporation. First Chicago intends, at the Effective Time, or as soon as possible after the Effective Time, to consolidate the business of LSNB and BOH into FNBC and ANB.

EFFECT OF MERGER ON LAKE SHORE EMPLOYEE BENEFIT PLANS

  Pursuant to the Agreement, following the Effective Time, the officers and employees of Lake Shore and its subsidiaries will be eligible for employee benefits and programs (including pension, life insurance, medical, 401(k), severance and salary continuation benefits) which are no less favorable than those generally available to similarly situated employees of First Chicago and its subsidiaries. For purposes of eligibility to participate in, and vesting in, various benefits provided to employees but not for the purpose of determining the amount of any such benefit, employees of Lake Shore and its subsidiaries will be credited with their years of service with Lake Shore and its subsidiaries; provided, however, that for purposes of determining the amount of severance benefits, if any, employees of Lake Shore and its subsidiaries are entitled to under the severance policy of Lake Shore, such employees will be credited with their years of service with Lake Shore and its subsidiaries. All officers and employees of Lake Shore and its subsidiaries at the Effective Time shall be fully vested in the amounts in their accounts at such time under the Profit Sharing Plan.

ACTIONS OF LAKE SHORE PENDING THE MERGER

  Pursuant to the Agreement, from the date of the Agreement until the Effective Time, Lake Shore shall, and shall cause its subsidiaries to, in all material respects carry on their respective businesses in, and not enter into any material transaction other than in accordance with, the ordinary course and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. Except as otherwise required by appropriate regulatory authorities, Lake Shore shall not, and shall not permit any of its subsidiaries to, without the prior written consent of First Chicago:

  (a) (i) declare, set aside or pay dividends or make distributions (actual, constructive or deemed) in respect of any of its capital stock or otherwise make any payments to any stockholder in their capacity as such, except (x) ordinary quarterly dividends consistent with past practice in an amount not to exceed $.08 per share, (y) dividends declared prior to the date of the Agreement and (z) dividends payable to Lake Shore declared by any of Lake Shore's subsidiaries, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of Lake Shore or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire such shares or other securities;

  (b) issue, deliver, sell, pledge, dispose of or otherwise encumber any share of its capital stock, other than the issuance of Lake Shore Common Stock upon the exercise of stock options to purchase Lake Shore Common Stock outstanding as of the date of the Agreement or upon the exercise by First Chicago of the option to purchase Lake Shore Common Stock pursuant to the Stock Option Agreement described herein;

  (c) amend its certificate of incorporation or amend in any material respects its by-laws;

  (d) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than in the ordinary course of business;

  (e) sell, lease or otherwise dispose of or agree to sell, lease or otherwise dispose of, any of its assets other than in the ordinary course of business consistent with past practice and then only if, and to the extent that, such assets are not material, individually or in the aggregate, to Lake Shore and its subsidiaries taken as a whole;

  (f) except in the ordinary course of business consistent with past practice, (y) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others or (z) make any loans, advances or capital contributions to, or investments in, any other person, other than to Lake Shore or any of its subsidiaries;

  (g) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary of Lake Shore;

  (h) enter into, adopt or amend any severance plan, employee benefit plan or any employment, severance, transition or consulting agreement, except for (y) certain bonuses, in addition to any bonuses or payments pursuant to existing bonus or incentive plans of Lake Shore, payable to employees who remain in the employ of Lake Shore or its subsidiaries until a date set by Lake Shore, which shall be no earlier than the date three months after the Effective Time; provided, that the aggregate amount paid pursuant to the grant of such bonuses prior to or on or after the effective date of the Agreement shall be no greater than $2,000,000 and (z) consistent with past practice average compensation increases not in excess of 4.5% per annum associated with annual reviews in the ordinary course of business;

  (i) (x) purchase or agree to purchase any private label asset-backed securities, (y) purchase or sell or agree to purchase or sell options or other derivative instruments on any securities held in the investment account of Lake Shore or any of its subsidiaries or (z) change in any material way its overall policies, procedures and strategies with respect to the investment account of Lake Shore or any of its subsidiaries and use its best efforts to implement such hedging and other strategies with respect to such investment account as are recommended by First Chicago;

  (j) change its credit policies, procedures or practices, or commit or renew a prior commitment to lend money, purchase assets, issue a letter of credit, guarantee or similar instrument or otherwise extend credit to any person in a manner not in the ordinary course of the Lake Shore's business or inconsistent with past practice;

  (k) create any additional obligation, or increase or extend in any way any existing obligation, of Lake Shore or any of its subsidiaries with respect to the provision of post-retirement medical benefits;

  (l) violate or fail to perform any obligation or duty imposed upon Lake Shore or any of its subsidiaries by any applicable federal, state or local law, rule, regulation, guideline or ordinance, the noncompliance with or nonperformance of which might have a material adverse effect on Lake Shore, LSNB and BOH, taken as a whole; or

  (m) modify its current practices with respect to allowances for loan losses.

RESTRICTIONS ON SOLICITATION

  During the pendency of the Agreement, Lake Shore has agreed that it will not, and will not permit any of its officers, directors, employees, agents and other representatives to, directly or indirectly, solicit, initiate, assist or encourage (including by way of furnishing information) any takeover proposal or offer from any person, or engage in discussions or negotiations relating to such; provided, however, that (i) Lake Shore may engage in discussions or negotiations with a third party who seeks to initiate such discussions or negotiations or may furnish such third party information concerning Lake Shore and its business, properties or assets, (ii) Lake Shore's Board of Directors may take and disclose to the Lake Shore Stockholders a position contemplated by the rules of the Commission and (iii) following the receipt of a takeover proposal, the Lake Shore Board of Directors may withdraw or modify its recommendation of the Merger, but in each case referred to in the foregoing clauses (i) through (iii) only to the extent that the Lake Shore Board of Directors is advised in a written opinion of Sidley & Austin or other counsel reasonably acceptable to First Chicago that such action is necessary for the Lake Shore Board to act in a manner which is consistent with its fiduciary obligations under applicable law. Lake Shore promptly will notify First Chicago of any takeover proposal or offer, including the material terms and conditions thereof and the identity of the person or group making such takeover proposal or offer. A "takeover proposal" or "offer" means any proposal or offer, other than the proposal or offer by First Chicago or any of its affiliates, for a tender or exchange offer, a merger, consolidation or other business combination involving Lake Shore or any of its subsidiaries or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, Lake Shore or any of its subsidiaries.

SEVERANCE POLICY

  Pursuant to the Agreement, First Chicago shall (i) maintain Lake Shore's severance policy for terminated employees as in effect on the date of the Agreement, or as modified by agreement of Lake Shore and First Chicago, or (ii) replace such severance policy with a policy providing for equal or more favorable compensation, in either case for a period of one year from the Effective Time.

RESALES OF FIRST CHICAGO COMMON STOCK

  All shares of First Chicago Common Stock received by Lake Shore Stockholders pursuant to the Merger will be freely tradeable except that shares received by persons who are deemed to be "affiliates" of Lake Shore for purposes of Rule 145 under the Securities Act may be resold by them only in transactions permitted by Rule 145, or as otherwise permitted under the Securities Act. Pursuant to the Agreement, Lake Shore has agreed to deliver to First Chicago a letter (the "Lake Shore Letter") identifying all persons who are directors or executive officers of Lake Shore or holders of 10 percent or more of the shares of Lake Shore Common Stock. Lake Shore also has agreed to use its best efforts to cause each person who is so identified in the Lake Shore Letter to deliver to First Chicago, on or prior to the Effective Time, a written agreement, in form reasonably satisfactory to Lake Shore and First Chicago, that such person will not sell, pledge, transfer or otherwise dispose of any shares of First Chicago Common Stock issued to such person or his or her associates pursuant to the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 or an exemption from the registration requirements of the Securities Act, and that such person will not sell or in any other way reduce such person's risk relative to any shares of First Chicago Common Stock received in the Merger until such time as financial results covering at least 30 days of post-merger operations have been published.

STOCK EXCHANGE LISTING OF FIRST CHICAGO COMMON STOCK

  Prior to the Effective Time, First Chicago will use its best efforts to list on the NYSE, subject to official notice of issuance, the shares of First Chicago Common Stock which will be issued in the Merger or upon exercise of any outstanding Lake Shore stock options. Listing on the NYSE of the First Chicago Common Stock to be issued in the Merger or upon exercise of any outstanding Lake Shore stock options is a condition to the obligations of First Chicago and Lake Shore to effect the Merger. See "Terms of the Merger--Conditions to the Merger."

NO DISSENTING STOCKHOLDERS' RIGHTS

  Section 262 of the Delaware General Corporation Law (the "DGCL") provides that any stockholder who has not voted in favor of a statutory merger, consolidation or sale of substantially all the assets of a corporation, except where the corporation is to be the surviving corporation and no vote of its stockholders is required, and has complied with certain procedural requirements, has the right to demand payment of the fair market value of such stockholder's shares, unless such shares are listed on a national securities exchange or designated as a national market system security on NASDAQ, or such shares are held of record by more than 2,000 stockholders. In addition, appraisal rights are not available in certain types of transactions, including statutory mergers, if the consideration to be paid to the stockholders is (i) shares of stock of the surviving or resulting corporation, (ii) shares of stock of any other corporation which is either listed on a national securities exchange or designated as a national market system security on NASDAQ or held of record by more than 2,000 stockholders, (iii) cash in lieu of the fractional shares of the corporations described in (i) or (ii) above, or (iv) any combination of shares of stock and cash in lieu of fractional shares described in (i), (ii) or (iii) above. Because Lake Shore Common Stock is listed on NASDAQ and because the First Chicago Common Stock is listed on the NYSE, there are no appraisal rights available to Lake Shore Stockholders in the Merger. See Appendix C.

                        CAPITALIZATION OF FIRST CHICAGO

  The following table sets forth the capitalization of First Chicago at December 31, 1993, as adjusted to give effect to the issuance of the First Chicago Common Stock offered hereby.

                                                              AT DECEMBER 31,
                                                                    1993
                                                             ------------------
                                                             ACTUAL AS ADJUSTED
                                                             ------ -----------
                                                               (IN MILLIONS)
      LONG-TERM DEBT
      Total senior debt..................................... $  393   $  393
      Total subordinated debt(1)............................  1,672    1,870
                                                             ------   ------
          Total.............................................  2,065    2,263
      STOCKHOLDERS' EQUITY
      Preferred stock--without par value, authorized
       15,000,000 shares
      Outstanding (2):
        Series A ($50 stated value)--2,410,000 shares.......    121      121
        Series B ($100 stated value)--1,191,000 shares......    119      119
        Series C ($100 stated value)--713,800 shares........     71       71
        Series D ($25 stated value)--6,000,000 shares.......    150      150
        Series E ($625 stated value)--160,000 shares........    100      100
        Convertible Series B ($5,000 stated value)--40,000
         shares.............................................    200      200
      Common stock--$5 par value; authorized 150,000,000
       shares,
        Issued: actual 86,715,812 shares; as adjusted
         93,734,092 shares (3)..............................    434      469
      Surplus (3)...........................................  1,724    1,736
      Retained earnings.....................................  1,358    1,436
      Other adjustments.....................................    --       --
                                                             ------   ------
          Total.............................................  4,277    4,402
          Less: Treasury stock at cost, 317,207 shares......     13       13
                                                             ------   ------
          Total Stockholders' equity........................  4,264    4,389
                                                             ------   ------
          Total Long-Term Debt and Stockholders' Equity..... $6,329   $6,652
                                                             ======   ======

- --------
(1) The as adjusted amounts reflect the issuance in an unrelated transaction of $198 million of subordinated debt in January 1994.
(2) First Chicago also has authorized but not issued its Junior Participating Voting Preferred Stock, Series A, without par value, which is issuable upon the occurrence of certain change in control events. See "Description of First Chicago Common Stock--Preferred Share Purchase Rights".
(3) The as adjusted amounts assume the issuance of 7.018 million shares of First Chicago Common Stock based on an assumed 20-Day Average Closing Price of $44.00 per share in order to effectuate the Merger.

             FIRST CHICAGO AND LAKE SHORE COMPARATIVE STOCK PRICES

FIRST CHICAGO

  First Chicago Common Stock is listed and traded on the NYSE as well as the Chicago and Pacific Stock Exchanges. First Chicago Common Stock also is listed on the International Stock Exchange of the United Kingdom and the Republic of Ireland. The following table sets forth by quarter the high and low sales prices per share of First Chicago Common Stock and cash dividends declared per share.

                                                                         CASH
                                                 PRICE DURING QUARTER  DIVIDENDS
                                                 --------------------- DECLARED
                                                    HIGH       LOW     PER SHARE
                                                 ---------- ---------- ---------
      1994
        First Quarter (through March   )........ $          $            $
      1993
        Fourth Quarter..........................     50 5/8     40 7/8    0.40
        Third Quarter...........................     49 1/4     40 7/8    0.30
        Second Quarter..........................     45 3/8     35 1/2    0.30
        First Quarter...........................     44 3/4      36       0.30
      1992
        Fourth Quarter..........................     37 3/4     29 1/8    0.30
        Third Quarter...........................     37 3/8     29 1/2    0.30
        Second Quarter..........................     36 1/4     27 1/8    0.30
        First Quarter...........................     32 5/8     22 7/8    0.30
      1991
        Fourth Quarter..........................     27 3/8     21 1/8    0.50
        Third Quarter...........................     28 3/4     21 1/8    0.50
        Second Quarter..........................     28 3/8     20 1/2    0.50
        First Quarter...........................     25 3/8     15 5/8    0.50

  The closing sales price of First Chicago Common Stock as reported on the NYSE Composite Tape on November 19, 1993, the last trading day prior to the public announcement of a definitive agreement with respect to the Merger, was $44.00
share. On            , 1994, the closing sales price for First Chicago Common
Stock as reported on the NYSE Composite Tape was $       per share.
Stockholders are urged to obtain a current market quotation for First Chicago Common Stock.

  At the close of business on December 31, 1993, there were approximately 15,034 holders of record of First Chicago Common Stock.

LAKE SHORE

  Lake Shore Common Stock is traded in the over-the-counter market and is quoted on the NASDAQ National Market System under the market symbol "LSNB." The following table shows the range of high and low sales prices for Lake Shore Common Stock and the cash dividends declared per share for the calendar periods indicated. The sales prices for the periods are as reported on the NASDAQ National Market System.

                                                                         CASH
                                                 PRICE DURING QUARTER* DIVIDENDS
                                                 --------------------- DECLARED*
                                                    HIGH       LOW     PER SHARE
                                                 --------------------- ---------
      1994
       First Quarter (through March  ).......... $          $            $
      1993
       Fourth Quarter...........................  31         28 1/4       .080
       Third Quarter............................  29 3/4     21 3/4       .080
       Second Quarter...........................  23 1/4     22           .080
       First Quarter............................  24 1/2     21 13/16     .080
      1992
       Fourth Quarter...........................  23 3/16    20 3/8       .080
       Third Quarter............................  23 13/16   17 5/8       .080
       Second Quarter...........................  18 3/8     16 13/16     .080
       First Quarter............................  18 3/16    17 3/16      .076
      1991
       Fourth Quarter...........................  19 3/16    16 5/8       .076
       Third Quarter............................  18 5/8     15 5/8       .076
       Second Quarter...........................  17 3/16    13 5/8       .076
       First Quarter............................  16         12           .076

- --------
*Adjusted to reflect subsequent stock dividends and splits.

  The high and low sales prices of Lake Shore Common Stock as reported on NASDAQ on November 19, 1993, the last trading day prior to the public announcement of a definitive agreement with respect to the Merger, were $30.75
and $30.00 per share, respectively. On        , 1994, the high and low sales
prices of Lake Shore Common Stock as reported on NASDAQ were $       and
$      , respectively. Stockholders are urged to obtain a current market quotation for Lake Shore Common Stock.

  At the close of business on December 31, 1993, there were approximately 669 holders of record of Lake Shore Common Stock.

                     FIRST CHICAGO AND RECENT DEVELOPMENTS

GENERAL

  First Chicago is a multi-bank holding company incorporated in Delaware. At December 31, 1993, First Chicago had consolidated assets of $52.6 billion and total equity capital of $4.3 billion. The principal asset of First Chicago is the capital stock of FNBC, which provides a broad range of banking, fiduciary, financial and other services domestically and overseas. At December 31, 1993, FNBC had deposits of $23.1 billion and assets of approximately $34.5 billion.

  First Chicago also owns all the outstanding capital stock of American National Corporation ("ANC") and FCC National Bank ("FCCNB"). ANC is the holding company for ANB, American National Bank of Libertyville and American National Bank and Trust Company of Wisconsin. FCCNB is a Delaware-based bank primarily engaged in the issuance of VISA and MasterCard credit cards. Together with these banking organizations, First Chicago, directly or indirectly, owns the stock of various nonbank companies engaged in businesses related to banking and finance, including venture capital and leasing subsidiaries.

  In addition to its equity investment in subsidiaries, First Chicago, directly or indirectly, raises funds principally to finance the operations of its nonbank subsidiaries. A substantial portion of First Chicago's annual income typically has been derived from dividends from its subsidiaries, and from interest on loans, some of which are subordinated, to its subsidiaries.

  First Chicago's executive offices are located at One First National Plaza, Chicago, Illinois 60670, and the telephone number is (312) 732-4000.

SUPERVISION AND REGULATION

  First Chicago is a legal entity separate and distinct from its banking subsidiaries (the "Banks") and First Chicago's other affiliates. Investors should be aware of the various legal limitations on the extent to which the Banks can finance or otherwise supply funds to First Chicago or various of its affiliates. In particular, the Banks are subject to certain restrictions imposed by the laws of the United States on any extensions of credit to First Chicago or, with certain exceptions, other affiliates, on investments in stock or other securities thereof, on the taking of such securities as collateral for loans, and on the terms of transactions between the Banks and other subsidiaries. The Banks are subject to regulation by the OCC, the Federal Reserve Board and the Federal Deposit Insurance Corporation (the "FDIC"). As national banks, they are examined by the OCC, and FNBC and ANB's operations in other countries are subject to various restrictions imposed by the laws of such countries.

  Federal law prohibits First Chicago and certain of its affiliates from borrowing from the Banks without the prior approval of the respective Bank's Board of Directors and unless such loans are secured by United States Treasury or other specified obligations. Further, such secured loans and investments by any of the Banks are limited in amount as to First Chicago or any other such affiliate to 10% of the respective Bank's capital and surplus and as to First Chicago and all such affiliates to an aggregate 20% of the respective Bank's capital and surplus. Under Federal Reserve Board policy, First Chicago is expected to act as a source of financial strength to each Bank and to commit resources to support such Bank in circumstances where it might not do so absent such policy. In addition, any capital loans by First Chicago to any of the Banks would be subordinate in right of payment to deposits and to certain other indebtedness of such Bank.

  Additionally, there are certain regulatory limitations on the payment of dividends to First Chicago by the Banks. Dividend payments by national banks are limited to the lesser of (i) the level of "undivided profits then on hand" less the amount of bad debts, as defined, in excess of the allowance for credit losses and (ii) absent regulatory approval, an amount not in excess of "net profits" for the current year combined with "retained net profits" for the preceding two years. As of December 31, 1993, the Banks could have declared additional dividends of approximately $445 million without the approval of the OCC. The payment of dividends by any Bank also may be affected by other factors, such as the maintenance of adequate capital for such Bank. The OCC also has authority under the Financial Institutions Supervisory Act to prohibit a national bank from paying dividends if, in the OCC's opinion, the payment of dividends would, in light of the financial condition of such bank, constitute an unsafe or unsound practice.

CAPITAL ADEQUACY

  The Federal Reserve Board has adopted risk-based capital guidelines for bank holding companies which require bank holding companies to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) of 8%. At least half of total capital has to be composed of common stockholders' equity, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less disallowed intangibles (primarily goodwill) ("Tier I capital"). The remainder ("Tier II capital") may consist of subordinated debt, other preferred stock, certain other instruments and a limited amount of loan loss reserves. At December 31, 1993, First Chicago's consolidated Tier I and total capital ratios were 8.8% and 13.6%, respectively.

  In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier I capital to total assets, less disallowed intangibles (the "leverage ratio"), of 3% for bank holding companies that meet certain specified criteria, including those having the highest regulatory rating. All other bank holding companies generally are required to maintain a leverage ratio of at least 3% plus an additional cushion of 100 to 200 basis points. First Chicago's leverage ratio at December 31, 1993 was 8.0%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a "tangible Tier I capital leverage ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

  Each of the Banks is subject to similar risk-based and leverage capital requirements adopted by the Federal Reserve Board, the FDIC or the OCC, as the case may be. Each of First Chicago's Banks was in compliance with the applicable minimum capital requirements as of December 31, 1993. Neither First Chicago nor any of the Banks has been advised by any federal banking agency of any specific minimum leverage ratio requirement applicable to it.

  Failure to meet capital requirements could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business, which are described below under "Recent Legislation."

  Bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. However, the management of First Chicago is unable to predict whether higher capital requirements would be imposed and, if so, at what levels and on what schedule.

RECENT LEGISLATION

  The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), enacted in December 1991, significantly expanded the regulatory and enforcement powers of federal banking regulators, in particular the FDIC. While the full impact of FDICIA cannot yet be determined, it has important consequences for bank holding companies and other depository institutions located in the United States.

  FDICIA establishes five tiers of capital measurement for regulatory purposes ranging from "well capitalized" to "critically undercapitalized." Under regulations adopted by the federal banking agencies, a depository institution is well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure, adequately capitalized if it meets such measure, undercapitalized if it fails to meet any such measure, significantly undercapitalized if it is significantly below such measure and critically undercapitalized if its tangible equity is not greater than 2% of total tangible assets. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating. FDICIA directs banking regulators to take increasingly strong corrective steps, based on the capital tier of any subject bank, to cause such bank to achieve and maintain capital adequacy. Even if a bank is adequately capitalized, however, the banking regulators are authorized to apply corrective measures if the bank is determined to be in an unsafe or unsound condition or engaging in an unsafe or unsound activity.

  "Undercapitalized" banks are subject to growth limitations and restrictions on borrowings from the Federal Reserve System and are required to submit a capital restoration plan. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. "Significantly undercapitalized" banks may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and orders to cease receiving deposits from correspondent banks. "Critically undercapitalized" institutions are subject to appointment of a receiver or conservator.

  In addition to the foregoing, depending on the level of capital of an insured depository institution, the banking regulatory agencies' corrective powers can include: requiring a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional stock (including voting stock) or to be acquired; placing restrictions on transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election for the institution's board of directors; requiring that certain senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; prohibiting the institution's parent bank holding company from making capital distributions without prior regulatory approval; and, ultimately, appointing a receiver for the institution.

  If the insured depository institution is undercapitalized, the parent bank holding company is required to guarantee that the institution will comply with any capital restoration plan submitted to, and approved by, the appropriate federal banking agency in an amount equal to the lesser of (i) 5% of the institution's total assets at the time the institution became undercapitalized or (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with the capital restoration plan. If such parent bank holding company guarantee is not obtained, the capital restoration plan may not be accepted by the banking regulators. As a result, such institution would be subject to the more severe restrictions imposed on significantly undercapitalized institutions. Further, the failure of such a depository institution to submit an acceptable capital plan is grounds for the appointment of a conservator or receiver.

  FDICIA also contains a number of other provisions affecting depository institutions, including the creation of additional reporting and independent auditing requirements, the changing of FDIC insurance premiums from flat amounts to a new system of risk-based assessments as described below under "FDIC Insurance," a review of accounting standards, and supplemental disclosures and limits on the ability of all but well capitalized depository institutions to acquire brokered deposits.

  It is anticipated that FDICIA will result in increased costs for the banking industry due to higher FDIC assessments and more limitations on the activities of all but the most well-capitalized banks.

  In addition to FDICIA, there have been a number of legislative and regulatory proposals designed to strengthen the federal deposit insurance system and to improve the overall financial stability of the United States banking system. These include proposals to increase capital requirements above presently published guidelines, to place special assessments on banks to increase funds available to the FDIC, and to allow national banks to branch on an interstate basis. It is impossible to predict whether or in what form these proposals may be adopted in the future and, if adopted, what their effect would be on First Chicago and the Banks.

  The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), among other things, provides generally that, upon the default of any bank of a multi-unit holding company, the FDIC may assess an affiliated insured depository institution for the estimated losses incurred by the FDIC. Specifically, FIRREA provides that a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC, in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a common controlled FDIC-insured depository institution in danger of a default. "Default" is defined generally as the appointment of a conservator or receiver. "In danger of a default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. All of the Banks are FDIC-insured depository institutions.

FDIC INSURANCE

  The Banks are subject to FDIC deposit insurance assessments. Under FDICIA, authority has been granted to the FDIC to impose special assessments on insured depository institutions to repay FDIC borrowings from the United States Treasury or other sources and to establish semiannual assessment rates for the Bank Insurance Fund (the "BIF"). FDICIA provided that FDIC deposit insurance assessments were to change from flat rate premiums to a new system of risk-based premium assessments. In June 1993, the FDIC adopted final rules effective January 1, 1994, for the implementation of the risk-based assessment system. Under this risk-based assessment system, the assessment rate for an insured depository institution varies according to the level of risk incurred in its activities.

  Under the FDIC's risk-based assessment system, the prior flat assessment rate of 0.23% per annum on the amount of domestic deposits has been changed to a rate based upon classification of a depository institution in one of nine assessment risk categories. Such classification is based upon whether the institution is well capitalized, adequately capitalized or undercapitalized, and upon certain supervisory evaluations of the institution as "healthy", causing "supervisory concern" or causing "substantial supervisory concern" (designated as supervisory subgroups "A", "B" and "C", respectively, for reference purposes). For purposes of this regulation, a depository institution is defined to be well capitalized if it maintains a risk-based total capital ratio of at least 10%, a risk-based Tier I capital ratio of at least 6.0% and a Tier I leverage ratio of at least 5.0%, adequately capitalized if the foregoing ratios are maintained at 8.0%, 4.0% and 4.0%, respectively, and undercapitalized if it is neither well capitalized nor adequately capitalized. With respect to the supervisory evaluations, healthy institutions are financially sound institutions with few minor weaknesses; supervisory concern refers to institutions that demonstrate weaknesses which, if not corrected, could result in significant deterioration, and substantial supervisory concern refers to institutions for which there is a substantial probability that the FDIC will suffer a loss in connection with the institution unless effective action is taken to correct the areas of weakness.

  The assessment rate schedule adopted creates a 0.08% spread in assessment rates between banks classified as strongest and weakest by the FDIC. Under the assessment rate schedule, a well capitalized bank in subgroup A continues to be assessed at the rate of 0.23% per annum, in subgroup B at 0.26% per annum and in subgroup C at 0.29% per annum. An adequately capitalized bank in subgroup A is assessed at 0.26% per annum, in subgroup B at 0.29% per annum and in subgroup C at 0.30% per annum. An undercapitalized bank in subgroup A is assessed at 0.29% per annum, in subgroup B at 0.30% per annum and in subgroup C at 0.31% per annum.

RECENT DEVELOPMENTS

 Accelerated Asset Disposition Program

  During the fourth quarter of 1993, the carrying value of the accelerated disposition portfolio of First Chicago declined $118 million. This portfolio is composed primarily of certain real estate exposure of FNBC.

  The following table shows the composition of the accelerated asset disposition portfolio as of December 31, 1993 and December 31, 1992.

                                                   DISPOSITION VALUE
                                               -------------------------
                                               DECEMBER 31, DECEMBER 31,
                                                   1993         1992
                                               ------------ ------------ ---
                                                     (DOLLARS IN MILLIONS)
LOANS
  Performing.................................      $ 20        $  504
  Nonperforming..............................        16           115
Other Real Estate Assets.....................        71           257
                                                   ----        ------
  Subtotal...................................       107           876
Off-Balance-Sheet Exposure...................        19           161
                                                   ----        ------
    Total Portfolio..........................      $126        $1,037
                                                   ====        ======
Disposition Value as a Percentage of Original
 Contractual Exposure........................        26%           46%

RECENT FINANCIAL RESULTS

 General

  First Chicago reported net income for 1993 of $804.5 million, or $8.78 per share. Return on common stockholders' equity was 24.2 percent. Earnings from First Chicago's venture capital business were $204 million, or $2.29 per share, for 1993.

  For the fourth quarter of 1993, First Chicago earned net income of $172.8 million, or $1.81 per common share. Return on common stockholders's equity was
18.3 percent. Earnings from the venture capital business were $7 million, or five cents per share, for the fourth quarter. Excluding the venture capital contribution, quarterly earnings were up 83 percent from a year earlier.

  In the fourth quarter of 1992, net income was $137 million, or $1.53 per share. Net income for the full year 1992 was $94 million, or 64 cents per share, reflecting the $625 million special provision for combined credit losses related to the accelerated asset disposition program.

  Noteworthy factors contributing to the 1993 full year results included the following:

  . First Chicago's earnings from core businesses were consistently strong each quarter throughout the year.

  . Equity securities gains of $381 million were recognized in the venture capital portfolio in 1993. Net income from the venture capital business-- revenues less the portfolio's cost-to-carry and other expenses--was $204 million, or $2.29 per share, for the year. In 1992, venture capital earnings were $80 million, or 95 cents per share.

  . Earnings from the credit card business grew substantially in 1993. Total managed receivables ended the year at $10.7 billion, up from $8.6 billion at year-end 1992. Average credit card outstandings for the year increased 21 percent over 1992 levels.

  . Combined trading profits reached a record $285 million for the year, compared with $177 million in 1992. Foreign exchange trading, interest rate swap and option transactions, and emerging markets trading were the key activities driving this performance.

  . Nonperforming assets at December 31, 1993, were $277 million, or 1.2 percent of loans and other real estate. The ratio of the allowance for credit losses to nonperforming loans at year-end was 292 percent. Total commercial provision expense for the year was $78 million, or 54 basis points of related loans--an improvement from 165 basis points in 1992.

  . As of December 31, 1993, approximately 89 percent of the net value of the accelerated asset disposition portfolio had been liquidated, well ahead of First Chicago's "price and pace" objectives. The carrying value of the portfolio was $126 million at year-end, down from $1.0 billion at December 31, 1992. This value represented 26 percent of original contractual exposure, compared with 46 percent a year earlier. Net gains of $60 million from portfolio activity were recognized in noninterest income in 1993.

  . First Chicago's regulatory capital ratios, and those of all its banking subsidiaries, remain significantly above the guidelines for "well-capitalized" status. At December 31, 1993, the Tier 1 ratio was 8.8 percent, and the total risk-adjusted ratio was 13.6 percent. Year-ago ratios were 6.7 percent and 10.8 percent, respectively.

  . First Chicago's book value increased to $40.55 per common share at the end of 1993 from $33.19 at year-end 1992.

  Factors contributing to the fourth quarter 1993 results included the following:

  . The credit card business continued to contribute significantly to earnings. Total managed credit card receivables grew 11 percent in the quarter to $10.7 billion from $9.6 billion at September 30, 1993.

  . The carrying value of the accelerated asset disposition portfolio declined $118 million during the quarter to $126 million at December 31, 1993, or 26 percent of original contractual exposure. A net gain of $30 million from portfolio activity was recognized in noninterest income in the fourth quarter.

  . First Chicago reclassified its $196 million reserve for securitized credit card receivables from the "allowance for credit losses" to "other assets". This reclassification was made to be consistent with industry practice and had no impact on reserves available for losses or on reported earnings.

  . The provision for commercial credits was $8 million for the fourth quarter of 1993, representing 22 basis points of related loans.

  . Total equity securities gains were $40 million, of which $20 million were generated from the venture capital portfolio. Net income from the venture capital business was $7 million, or five cents per share, in the fourth quarter of 1993. In 1992's fourth quarter, venture capital earnings were $48 million, or 57 cents per share.

 Net Interest Income

  Net interest income on a tax-equivalent basis was $307 million for the fourth quarter of 1993. Net interest margin was 2.49 percent, and average earning assets were $49.0 billion.

  Adjusted for the effects of credit card securitization and the activities of First Chicago's capital markets subsidiary, net interest margin was 3.62 percent. Adjusted net interest margin was 3.78 percent in the fourth quarter of 1992 and 3.98 percent in the third quarter of 1993.

  For the full year, adjusted net interest margin was 3.70 percent, compared with 3.45 percent in 1992. Gains on Brazilian bonds and a required revaluation of leveraged leases in conjunction with the change in tax rates added 9 basis points to adjusted net interest margin in 1993.

 Noninterest Income

  Total noninterest income was $523 million for the fourth quarter of 1993. Combined trading activities generated revenues of $61 million.

  Equity securities gains were $40 million, including $20 million from the venture capital portfolio. The remaining gains of $20 million were realized from equity securities held in conjunction with corporate financing activities and the sale of Chilean equity positions previously received in exchange for debt.

  Net gains of $30 million from accelerated disposition activities were recorded in other revenue.

  For the year, noninterest income totaled $2.202 billion and included $480 million in equity securities gains.

 Noninterest Expense

  Operating noninterest expense was $481 million for the quarter. Higher incentive compensation costs versus prior periods and increased expenses for the credit card business are reflected in this total. The provision for other real estate was $1 million.

  Operating noninterest expense for 1993 was $1.854 billion, compared with $1.764 billion a year earlier. In 1992 these expenses included charges of $86 million principally for reserves related to occupancy, asset disposition and litigation matters.

 Credit Quality

  The provision for credit losses was $70 million for the fourth quarter. This included $62 million for the consumer portfolios and $8 million for commercial credits.

  For the year, the provision for credit losses was $270 million, down substantially from $425 million in 1992 before the special provision.

  First Chicago's allowance for credit losses was $683 million at year-end. Of this total, $488 million was related to the commercial exposure segment and $195 million to the consumer portfolios.

  The reclassification of reserves related to securitized credit card receivables reduced the ratio of total allowance to nonperforming loans. However, it had no impact on the ratio of commercial reserves to commercial nonperforming loans, which was 209 percent at the end of 1993.

  Net charge-offs were $39 million for the fourth quarter of 1993. Commercial net charge-offs were $10 million. Consumer net charge-offs, mainly in the credit card portfolio, were $29 million. The net charge-off rate for credit card receivables was 3.5 percent.

 Comparative Earnings Summary

  Set forth below is comparative selected financial information of First Chicago for the three months ended December 31, 1993 and 1992 and for the year ended December 31, 1993 and 1992

                                                THREE MONTHS ENDED
                                                   DECEMBER 31,
                                            ---------------------------- --- ---
                                              1993       1992     CHANGE
                                            ---------  ---------  ------
                                              (DOLLARS IN MILLIONS,
                                              EXCEPT PER SHARE DATA)
Net interest income--tax-equivalent basis.  $   306.9  $   326.2   - 6%
Provisions for credit and real estate
 losses (including provisions for assets
 held for accelerated disposition)........       71.2       81.5   -13%
Noninterest income........................      523.0      436.0   +20%
Noninterest expense (excluding provisions
 for other real estate)...................      480.7      461.2   + 4%
Net income................................      172.8      136.6   +27%
Earnings per share
  Primary.................................       1.81       1.53   +18%
   Average common and common equivalent
    shares (in millions)..................       87.7       81.7   + 7%
  Fully diluted...........................       1.77       1.49   +19%
   Average shares, assuming full dilution
    (in millions).........................       91.5       85.1   + 7%
Average balances
  Loans...................................     22,263     22,761   - 2%
  Earning assets..........................     48,977     47,654   + 3%
  Total assets............................     57,708     56,167   + 3%
  Common equity...........................      3,451      2,616   +32%
  Stockholders' equity....................      4,212      3,235   +30%
Net interest margin.......................       2.49%      2.72%  - 8%
Return on assets..........................       1.19%      0.97%  +23%
Return on common stockholders' equity.....       18.3%      19.0%  - 4%

                                              YEAR ENDED DECEMBER 31,
                                              -------------------------- --- ---
                                                1993      1992    CHANGE
                                              --------  --------  ------
                                               (DOLLARS IN MILLIONS,
                                               EXCEPT PER SHARE DATA)
Net interest income--tax-equivalent basis...  $1,264.0  $1,217.0   + 4%
Provisions for credit and real estate losses
 (including provisions for assets held for
 accelerated disposition)...................     274.2   1,106.9    --
Noninterest income..........................   2,202.4   1,488.2   +48%
Noninterest expense (excluding provisions
 for other real estate).....................   1,853.9   1,764.4   + 5%
Income (loss) before cumulative effect of
 changes in accounting principles...........     804.5    (114.5)   --
Cumulative effect of changes in accounting
 principles--
  Valuation of venture capital investment
   securities...............................       --      220.7    --
  Recognition of credit card solicitation
   costs....................................       --      (12.7)   --
Net income..................................     804.5      93.5    --
Earnings per share
  Primary
  Income (loss) before cumulative effect of
   changes in accounting principles.........      8.78     (2.08)   --
  Cumulative effect of changes in accounting
   principles...............................       --       2.72    --
  Net income................................      8.78      0.64    --
   Average common and common equivalent
    shares (in millions)....................      85.2      76.5   +11%
  Fully Diluted
  Income (loss) before cumulative effect of
   changes in accounting principles.........      8.43     (2.08)   --
  Cumulative effect of changes in accounting
   principles...............................       --       2.72    --
  Net income................................      8.43      0.64    --
   Average shares, assuming full dilution
    (in millions)...........................      90.3      79.7   +13%
Average balances
  Loans.....................................    21,997    24,347   -10%
  Earning assets............................    48,517    46,706   + 4%
  Total assets..............................    56,854    54,768   + 4%
  Common equity.............................     3,092     2,733   +13%
  Stockholders' equity......................     3,886     3,314   +17%
Net interest margin.........................      2.61%     2.61%   --
Return on assets............................      1.42%     0.17%   --
Return on common stockholders' equity.......      24.2%      1.8%   --

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  Additional information concerning First Chicago, including certain financial information, information regarding voting securities of First Chicago and principal holders thereof, and information concerning directors and executive officers of First Chicago, is included in the documents filed by First Chicago with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                   DESCRIPTION OF FIRST CHICAGO COMMON STOCK

GENERAL

  The authorized capital stock of First Chicago consists of 150,000,000 shares of Common Stock, $5 par value and 15,000,000 shares of preferred stock, without par value. As of December 31, 1993, there were issued and outstanding 86,398,605 shares of First Chicago Common Stock. At December 31, 1993, there were also issued and outstanding 2,410,000 shares of First Chicago Preferred Stock with Cumulative and Adjustable Dividends ($50 stated value) (the "First Chicago Series A Preferred Stock"), 1,191,000 shares of First Chicago Preferred Stock with Cumulative and Adjustable Dividends, Series B ($100 stated value) (the "First Chicago Series B Preferred Stock"), 713,800 shares of First Chicago Preferred Stock with Cumulative and Adjustable Dividends, Series C ($100 stated value) (the "First Chicago Series C Preferred Stock"), 6,000,000 shares of First Chicago 10% Cumulative Preferred Stock, Series D (Stated Value $25 Per Share) (the "First Chicago Series D Preferred Stock"), 160,000 shares of First Chicago 8.45% Cumulative Preferred Stock, Series E ($625 stated value) (the "First Chicago Series E Preferred Stock") and 40,000 shares of First Chicago 5 3/4% Cumulative Convertible Preferred Stock, Series B ($5,000 stated value) (the "First Chicago Convertible Preferred Stock") (collectively, the "First Chicago Preferred Stock"). See "Other Capital Stock" below.

  Holders of First Chicago Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of any funds legally available therefor, and are entitled upon liquidation, after claims of creditors and preferences of the First Chicago Preferred Stock and any other series of preferred stock hereafter authorized by First Chicago, to receive pro rata the net assets of First Chicago. A schedule of dividends paid by First Chicago for the last three years is included herein. See "First Chicago and Lake Shore Comparative Stock Prices-First Chicago." First Chicago currently intends to continue its present policy of paying quarterly cash dividends to the holders of First Chicago Common Stock. Future dividends will be determined by the First Chicago Board of Directors in light of circumstances existing at the time including the earnings and financial condition of First Chicago.

  The holders of First Chicago Common Stock are entitled to one vote for each share held and are vested with all of the voting power except as the Board of Directors of First Chicago has provided with respect to the outstanding shares of First Chicago Preferred Stock or may provide, in the future, with respect to any other series of preferred stock which it may hereafter authorize. Directors of First Chicago are elected for a one-year term expiring upon the annual meeting of stockholders of First Chicago. The shares of First Chicago Common Stock do not have cumulative voting rights.

  The holders of First Chicago Common Stock do not have any preemptive rights to subscribe for additional shares of capital stock of First Chicago. The holders of First Chicago Common Stock have no conversion rights, the First Chicago Common Stock is not subject to redemption by either First Chicago or a stockholder, and there is no restriction on the purchase by First Chicago of shares of First Chicago Common Stock except for certain regulatory limits.

  First Chicago Common Stock is listed on the NYSE as well as the Chicago and Pacific Stock Exchanges. First Chicago Common Stock also is listed on the International Stock Exchange of the United Kingdom and the Republic of Ireland. First Chicago Trust Company is the transfer agent, registrar and dividend agent for First Chicago Common Stock.

  First Chicago offers a Dividend Reinvestment and Stock Purchase Plan to holders of First Chicago Common Stock.

PREFERRED SHARE PURCHASE RIGHTS

  On November 18, 1988, the Board of Directors of First Chicago declared a dividend to holders of First Chicago Common Stock of record on December 2, 1988 (the "First Chicago Record Date") of one preferred share purchase right (a "Right") for each outstanding share of First Chicago Common Stock for, and to be attached to, each share of First Chicago Common Stock outstanding on the First Chicago Record Date. Each right entitles the registered holder to purchase from First Chicago one one-hundredth of a share of Series A Junior Participating Voting Preferred Stock, without par value (the "First Chicago Junior Preferred Shares"), of First Chicago, at a price of $130 per one one-hundredth of a First Chicago Junior Preferred Share, subject to certain adjustments. As long as the Rights are attached to shares of First Chicago Common Stock as provided in the Rights Agreement referred to below, one additional Right shall be issued with each share of First Chicago Common Stock issued after December 2, 1988.

  The Rights will expire on December 2, 1998, unless the expiration date is extended or the Rights are redeemed earlier and will not be exercisable or transferable separately from the shares of First Chicago Common Stock until the "Distribution Date" which will occur on the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 20% or more of the outstanding First Chicago Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of First Chicago prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding First Chicago Common Stock.

  In the event First Chicago is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets are sold, each holder of a right will have the right to receive, upon payment of the Right's then current exercise price, common stock of the acquiring company which has a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of First Chicago Common Stock (or under certain circumstances, First Chicago Common Stock-equivalent First Chicago Junior Preferred Shares) having a market value of two times the exercise price of the Rights.

  At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding First Chicago Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding First Chicago Common Stock, the Board of Directors of First Chicago may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part at an exchange ratio of one share of First Chicago Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction (or under certain circumstances, First Chicago Common Stock-equivalent First Chicago Junior Preferred Shares).

  At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding First Chicago Common Stock, the Board of Directors of First Chicago may redeem the Rights in whole, but not in part, at a price of $.01 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such condition as the Board of Directors of First Chicago in its sole discretion may establish.

  The purchase price payable, and the number of First Chicago Junior Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the First Chicago Junior Preferred Shares, (ii) upon the grant to holders of the First Chicago Junior Preferred Shares of certain rights or warrants to subscribe for or purchase First Chicago Junior Preferred Shares at a price, or securities convertible into First Chicago Junior Preferred Shares with a conversion price, less than the current market price of the First Chicago Junior Preferred Shares or (iii) upon the distribution to holders of the First Chicago Junior Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in First Chicago Junior Preferred Shares) or of subscription rights or warrants (other than those referred to above).

  The number of outstanding Rights and the number of one-hundredths of a First Chicago Junior Preferred Share issuable upon exercise of each Right also are subject to adjustment in the event of a stock split of the First Chicago Common Stock or a stock dividend on First Chicago Common Stock payable in First Chicago Common Stock or subdivisions, consolidations or combinations of First Chicago Common Stock occurring, in any such case, prior to the Distribution Date.

  The term of the Rights may be amended by the Board of Directors of First Chicago without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 20% to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding First Chicago Common Stock then known to First Chicago to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire First Chicago on terms not approved by the Board of Directors of First Chicago. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of First Chicago since the Rights may be redeemed by First Chicago at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 20% or more of First Chicago Common Stock.

  The foregoing description of the Rights and the First Chicago Junior Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended, which is an exhibit to the Registration Statement of which this Prospectus/Proxy Statement forms a part, and the certificate of designation, preferences and rights for the First Chicago Junior Preferred Shares.

OTHER CAPITAL STOCK

  The Board of Directors of First Chicago has the authority, without further stockholder action, to issue from time to time a maximum of 15,000,000 shares of preferred stock, without par value, in one or more series and for such consideration, as may be fixed from time to time by the Board of Directors of First Chicago, and to fix before the issuance of any shares of preferred stock of a particular series, the designation of such series, the redemption price or prices, if any, and the terms and conditions of the redemption, the liquidation price, the voting rights, if any, any sinking fund provisions of the redemption or purchase of the shares of such series, the terms and conditions upon which the shares are convertible, if they are convertible, and any other relative rights, preferences and limitations pertaining to such series.

  The First Chicago Preferred Stock ranks prior to the First Chicago Common Stock, both as to dividends and upon liquidation, but has no general voting rights except as described in the next succeeding paragraph. Each series of First Chicago Preferred Stock ranks pari passu with each other series of First Chicago Preferred Stock with respect to dividends and liquidation rights. Dividends on the currently outstanding First Chicago Preferred Stock are cumulative.

  Except as set forth herein, or as expressly required by applicable law, the holders of the First Chicago Preferred Stock are not entitled to vote. If the equivalent of six quarterly dividends payments on any series of First Chicago Preferred Stock are in default, the number of directors of First Chicago will be increased by two and the holders of all outstanding series of the First Chicago Preferred Stock, voting as a single class without regard to series, will be entitled to elect such additional two directors until all dividends in default have been paid or declared and set aside for payment.

  The outstanding First Chicago Series A Preferred Stock, First Chicago Series B Preferred Stock and First Chicago Series C Preferred Stock were issued in October 1982, February 1983, and February 1984, respectively. The dividend rate on each series is adjusted quarterly, based on a formula that considers the interest rates for selected short- and long-term United States Treasury securities prevailing at the time the rate is set. The First Chicago Convertible Preferred Stock, First Chicago Series D Preferred Stock and First Chicago Series E Preferred Stock, which were issued in March 1993, May 1991 and November 1992, respectively, have fixed dividend rates.

  The First Chicago Series A Preferred Stock is subject to a minimum and maximum dividend rate of 7.00 percent and 15.00 percent, respectively. The dividend rate for the quarterly dividend period ended March 31, 1994, is 7.00 percent. Shares of this series are redeemable, at the option of First Chicago, at their stated value of $50 per share plus accrued and unpaid dividends. Shares of this series are not convertible into other securities of First Chicago.

  The First Chicago Series B Preferred Stock is subject to a minimum and maximum dividend rate of 6.00 percent and 12.00 percent, respectively. The
dividend rate for the quarterly period ended May 31, 1994, is      percent.
Shares of this series are redeemable, at the option of First Chicago, at their stated value of $100 per share plus accrued and unpaid dividends. Shares of this series are not convertible into other securities of First Chicago.

  The First Chicago Series C Preferred Stock is subject to a minimum and maximum dividend rate of 6.50 percent and 12.50 percent, respectively. The
dividend rate for the quarterly period ended May 31, 1994, is        percent.
Shares of this series are redeemable, at the option of First Chicago, at their stated value of $100 per share plus accrued and unpaid dividends. Shares of this series are not convertible into other securities of First Chicago.

  The First Chicago Series D Preferred Stock has an annual dividend rate equal to $2.50, or 10 percent, which was fixed at the date of issue. Shares of this series are redeemable, at the option of First Chicago, at any time on or after June 1, 1994, at a redemption price equal to $25.75 per share during the twelve-month period ending May 31, 1995, at a redemption price equal to $25.375 per share during the twelve-month period ending May 31, 1996, and thereafter at their stated value of $25 per share plus, in each case, accrued and unpaid dividends. Shares of this series are not convertible into other securities of First Chicago.

  The First Chicago Series E Preferred Stock is represented by depositary shares with each depositary share representing a one-twenty-fifth interest in a share of First Chicago Series E Preferred Stock. The First Chicago Series E Preferred Stock has an annual dividend rate equal to $52.8125 ($2.1125 per depositary share), or 8.45 percent, which was fixed at the date of issue. Shares of this series are redeemable, at the option of First Chicago, at any time on or after November 16, 1997 at a redemption price of $625 per share ($25 per depositary share). Shares of this series are not convertible into other securities of First Chicago.

  The First Chicago Convertible Preferred Stock is represented by depositary shares with each depositary share representing a one-hundredth interest in a share of First Chicago Convertible Preferred Stock. The First Chicago Convertible Preferred Stock has an annual dividend rate equal to $287.50 ($2.875 per depositary share), or 5 3/4 percent, which was fixed at the date of issue. Shares of the First Chicago Convertible Preferred Stock may be converted into shares of First Chicago Common Stock at a conversion price of $53 5/8 per share of First Chicago Common Stock (equivalent to a conversion rate of .9324 share of First Chicago Common Stock for each depositary share) at the option of the stockholder at any time. Resultant fractional interests are paid in cash. The conversion rate is subject to adjustment for certain stock dividends, subdivisions, splits and combinations, certain distributions of assets and debt to holders of First Chicago Common Stock, certain reclassification of First Chicago Common Stock into other securities and certain distributions of rights or warrants to purchase First Chicago Common Stock at a price per share less than First Chicago Common Stock's then market value. Shares of this series are redeemable, at the option of First Chicago, on or after

April 1, 1997, through March 30, 2003, at an original redemption price of $5,172.50 ($51.7250 per depositary share), declining over such period to $5,028.75 ($50.2875 per depositary share), and thereafter at their stated value of $5,000 per share ($50.00 per depositary share) plus accrued and unpaid dividends.

  The shares of the outstanding First Chicago Preferred Stock (or with respect to the First Chicago Series E Preferred Stock and the First Chicago Convertible Preferred Stock, the outstanding depositary shares representing such stock), are listed on the NYSE. First Chicago Trust Company serves as transfer agent, registrar and dividend disbursing agent for shares of the First Chicago Preferred Stock and the depositary shares representing such stock. FNBC serves as depositary for the shares of First Chicago Preferred Stock represented by depositary shares.

                     DESCRIPTION OF LAKE SHORE COMMON STOCK

  Lake Shore's authorized capital stock currently consists of 15,000,000 shares of Common Stock, $.01 par value per share, and, as of the date of this
Prospectus/Proxy Statement,            shares were issued and outstanding.

  Holders of Lake Shore Common Stock are entitled to receive dividends declared by the Lake Shore Board of Directors in accordance with the DGCL. See "Comparative Rights of Holders of Lake Shore Common Stock and First Chicago Common Stock--Distributions to Stockholders." Upon liquidation, Lake Shore Stockholders are entitled, after settlement of claims of creditors, to receive pro rata the net assets of Lake Shore. The holders of Lake Shore Common Stock are entitled to one vote for each share held and have cumulative voting rights in the election of directors. Holders of Lake Shore Common Stock do not have preemptive rights to subscribe for additional shares of Lake Shore Common Stock.

            COMPARATIVE RIGHTS OF HOLDERS OF LAKE SHORE COMMON STOCK
                         AND FIRST CHICAGO COMMON STOCK

  The current rights of the Stockholders of Lake Shore, a Delaware corporation, are governed by the DGCL and Lake Shore's certificate of incorporation and by-laws. Upon consummation of the Merger, Lake Shore Stockholders will become stockholders of First Chicago, a Delaware corporation. As stockholders of First Chicago, their rights will be governed by the DGCL and by First Chicago's restated certificate of incorporation and by-laws. The certificate of incorporation and by-laws of Lake Shore differ from the restated certificate of incorporation and by-laws of First Chicago. Although it is not practical to compare all such differences, the following is a summary of certain of the more significant of them.

AUTHORIZED CAPITAL STOCK

  Lake Shore. Under Lake Shore's certificate of incorporation, the aggregate number of shares which it is authorized to issue is 15,000,000 shares of one class of common stock, $.01 par value. All shares of Lake Shore Common Stock are identical in rights and have one vote. Lake Shore's certificate of incorporation provides that while the holders of its common stock shall have no preemptive rights to subscribe to any newly issued shares, they do have cumulative voting rights with respect to the election of directors. See the following subsection captioned "Directors" for a discussion of cumulative voting in the election of directors. See also "Description of Lake Shore Common Stock" and "First Chicago and Lake Shore Comparative Stock Prices."

  First Chicago. Under First Chicago's restated certificate of incorporation, First Chicago is authorized to issue 150,000,000 shares of common stock, $5.00 par value, and 15,000,000 shares of preferred stock, no par value. All shares of First Chicago Common Stock are identical in rights and have one vote. For a description of First Chicago Common Stock see "Description of First Chicago Common Stock."

  First Chicago's restated certificate of incorporation provides that its Board of Directors can issue preferred stock in one or more series and with such terms and at such times and for such consideration as First Chicago's Board of Directors may determine. The authority of the First Chicago Board of Directors includes the determination or fixing of the following with respect to shares of any series thereof: (i) the number of shares and designation or title thereof;
(ii) rights as to dividends; (iii) whether and upon what terms the shares are to be redeemable; (iv) rights and preferences of the holders upon the liquidation, dissolution or winding up of First Chicago; (v) whether the shares are to be subject to a retirement or sinking fund; (vi) whether and upon what terms the shares are convertible; (vii) the voting rights, if any; (viii) whether the issuance of any additional shares of a series shall be subject to restrictions as to issuance or as to the powers, preferences or rights of any other series; and (ix) any other preferences, privileges, powers or relative rights specified by the Board of Directors. First Chicago has authorized and issued those classes of First Chicago Preferred Stock listed or referenced under the section captioned "Capitalization of First Chicago" and described under the caption "Description of First Chicago Common Stock--Other Capital Stock." None of the outstanding shares of First Chicago Preferred Stock have any voting rights unless First Chicago is in default in the payment of dividends on the First Chicago Preferred Stock for six consecutive quarters; however, shares of First Chicago Convertible Preferred Stock are convertible at the option of the holder into shares of First Chicago Common Stock.

DIRECTORS

  Number. Both Lake Shore's and First Chicago's by-laws provide that the number of directors shall be not less than five nor more than twenty-five. The exact number of directors of Lake Shore shall be determined by the vote of a majority of the votes to which all Lake Shore Stockholders are entitled; provided, that Lake Shore's directors may increase the number of directors by not more than four during the time period between annual meetings of Stockholders. The exact number of directors of First Chicago shall be established from time to time by resolution of First Chicago's Board of Directors. Currently Lake Shore has eleven directors and First Chicago has eighteen directors.

  Election. Lake Shore Stockholders are entitled to cumulative voting rights in the election of directors. Under the DGCL cumulative voting exists in the election of directors only if the certificate of incorporation so provides. First Chicago's restated certificate of incorporation contains no provision granting cumulative voting rights to First Chicago stockholders.

  Under cumulative voting, a stockholder has as many votes as the number of directors to be elected multiplied by the number of shares the stockholder owns. The stockholder is entitled to cumulate all such votes and cast them for the same candidate or split them among candidates. However, under First Chicago's restated certificate of incorporation, which contains no rights to cumulative voting in the election of directors, the number of a stockholder's votes is equal to the number of shares he or she owns, and the stockholder is entitled to cast only that number of votes for each of the candidates to be elected. Consequently, under First Chicago's restated certificate of incorporation, the holders of a majority of the votes have the power to elect all of its directors.

  Removal. Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. The DGCL also provides that in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors. Lake Shore Stockholders have cumulative voting rights. No shares of First Chicago possess any cumulative voting rights.

DISTRIBUTIONS TO STOCKHOLDERS

  The DGCL allows a corporation, subject to any restrictions in its certificate of incorporation, to declare and pay dividends upon its shares of capital stock either out of its surplus (as determined under the statute) or, in the event there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Further restrictions on dividends apply in the event a corporation has issued shares possessing a preference upon the distribution of assets. Neither Lake Shore's certificate of incorporation nor its by-laws address dividend distributions. First Chicago's restated certificate of incorporation grants to the Board of Directors the power to declare dividends on First Chicago Common Stock, subject to any dividend or sinking fund requirements pertaining to First Chicago Preferred Stock.

SPECIAL MEETINGS OF STOCKHOLDERS

  Under the DGCL, special meetings of stockholders of a corporation may be called by the board of directors or by such persons as are authorized by the corporation's certificate of incorporation or by-laws. The Lake Shore certificate of incorporation and by-laws do not contain any provisions governing the calling of special meetings of Lake Shore Stockholders. First Chicago's by-laws provide that special meetings may be called by the Chairman of the Board, the President or any Vice Chairman and shall be called by the Chairman or the Secretary at the written request of stockholders owning not less than one-fifth of all shares issued and outstanding and entitled to vote on any proposal to be submitted to the meeting.

                        INFORMATION REGARDING LAKE SHORE

DESCRIPTION OF LAKE SHORE, LSNB AND BOH

  Lake Shore was incorporated in Delaware in 1981 as a bank holding company registered under the BHCA. Lake Shore owns 100 percent of the outstanding common stock of LSNB and BOH. LSNB is a national banking association founded in 1920. BOH is a state banking association chartered in Illinois founded in 1967. At December 31, 1993, Lake Shore had consolidated assets of approximately $1.253 billion and stockholders' equity of approximately $125 million.

  LSNB offers a full line of commercial services, including lines of credit, term loans, real estate financing, asset-based financing and cash management. LSNB has a trust and investment management division which offers a variety of services, including personal trust and estate administration, investment management accounts, all forms of pension, profit sharing and 401(k) employee benefit plans and custodial accounts. BOH conducts all the customary lending and deposit functions of a commercial bank, including real estate, commercial and consumer installment loans, checking and savings accounts, certificates of deposits, IRA deposits, collection services and safe deposit facilities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  The directors, officers and principal shareholders of Lake Shore, LSNB and BOH and their associates may have had in the past, and expect to have in the future, transactions in the ordinary course of business with First Chicago and its subsidiaries. Such transactions, including borrowings and loan commitments, are and are expected to be on substantially the same terms, including interest rates and collateral, as applicable, as those prevailing at the time for comparable transactions with others.

SUPERVISION AND REGULATION

 General

  Lake Shore is a bank holding company within the meaning of the BHCA. As a bank holding company, Lake Shore is required to file with the Federal Reserve Board an annual report and such additional information as the Federal Reserve Board may require pursuant to the BHCA. The Federal Reserve Board also may make examinations of Lake Shore, LSNB and BOH. In addition, the Federal Reserve Board has the authority to issue cease-and-desist orders against a bank holding company and its non-bank subsidiaries if the Federal Reserve Board determines that their actions represent an unsafe or unsound practice or violation of the law.

  The operations of LSNB and BOH are subject to Federal and state statutes applicable to banks chartered under the banking laws of the United States, in the case of LSNB, and the State of Illinois, in the case of BOH, and to members of the Federal Reserve System and the FDIC. LSNB's operations also are subject to regulations of the OCC, the Federal Reserve Board and the FDIC. BOH's operations also are subject to regulations of the Illinois Commissioner of Banks and Trust Companies, the Federal Reserve Board and the FDIC.

  The primary regulatory authority for LSNB is the OCC. The primary regulatory authorities for BOH are the FDIC and the Illinois Commissioner of Banks and Trust Companies. These agencies regularly examine such areas as loans, investments, management practices and other aspects of LSNB's and BOH's operations. These examinations are designed for the protection of LSNB's and BOH's depositors and not its stockholder. In addition to these regular examinations, LSNB and BOH must furnish to the FDIC quarterly Call Reports containing a statement of financial affairs. As members of the FDIC, deposits in LSNB and BOH are insured as provided by law.

  Federal and state banking laws and regulations govern, among other things, the scope of a bank's business, the investments a bank may make, the reserves against deposits a bank must maintain, loans a bank makes and collateral it takes, the activities of a bank with respect to mergers and consolidations, and the establishment of branches. The OCC has the authority under the Financial Institutions Supervisory Act to prevent a national bank from engaging in an unsafe or an unsound practice in conducting its business. The Illinois Commissioner of Banks and Trust Companies has similar authority with respect to state banks. The payment of dividends, depending upon the financial condition of a bank, could be deemed such a practice.

  As subsidiary banks of a bank holding company, LSNB and BOH are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to Lake Shore or any of its subsidiaries, on investments in the stock or other securities of Lake Shore or any of its subsidiaries, and on taking such stock or securities as collateral for loans. The BHCA limits the activities which may be engaged in by Lake Shore and its subsidiaries to certain specified activities, including those activities which the Federal Reserve Board may find, by order or regulation, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

 Recent Legislation

  FDICIA revised sections of the Federal Deposit Insurance Act affecting bank regulation, strengthened the bank regulators' authority to intervene to prevent the deterioration of a bank's capital level and generally tightened regulatory requirements. The FDIC has adopted a system of risk-based premiums for deposit insurance, as required by FDICIA. For a discussion of the potential impact of FDICIA and the FDIC risk-based assessment system, including a discussion of the classifications of depository institutions under the FDIC risk-based assessment system, see "First Chicago and Recent Developments--Recent Legislation" and "First Chicago and Recent Developments--FDIC Insurance." Section 38 of FDICIA generally prohibits a bank from declaring any dividends, making any other capital distribution or paying a management fee to a controlling person if, following the distribution or payment, the institution would be within any of the three undercapitalized categories. As of December 31, 1993, none of Lake Shore's subsidiary banks were subject to any restrictions imposed by Section 38 of FDICIA.

RECENT DEVELOPMENTS

  Other than as described herein, there have been no material changes in the affairs of Lake Shore since the filing of its Annual Report on Form 10-K for the year ended December 31, 1992, that have not been described in a subsequent report filed with the SEC pursuant to the Exchange Act.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  Additional information concerning Lake Shore, including certain financial information, information regarding voting securities of Lake Shore and the principal holders thereof, and information concerning directors and executive officers of Lake Shore, is included in the documents filed by Lake Shore with the Commission under the Exchange Act.

                                 LEGAL MATTERS

The legality of the First Chicago Common Stock offered hereby and certain other matters with respect to the Merger will be passed upon for First Chicago by Sherman I. Goldberg, Executive Vice President, General Counsel and Secretary for First Chicago. As of December 31, 1993, Sherman I. Goldberg was the record and beneficial owner of 64,331 shares of First Chicago Common Stock and options to purchase 100,310 shares of First Chicago Common Stock.

  The statements as to matters of law and legal conclusions under "Terms of the Merger--Federal Income Tax Consequences" contained herein are stated upon authority of Sidley & Austin, counsel for Lake Shore. Sidley & Austin will also pass upon certain other legal matters in connection with the Merger for Lake Shore. Sidley & Austin has provided in the past, and is expected to continue to provide to First Chicago from time to time in the future, legal services. After full disclosure of Sidley & Austin's relationship with First Chicago and Lake Shore in August 1993, each of First Chicago and Lake Shore waived any apparent or perceived conflict of interest and consented to Sidley & Austin's representation of Lake Shore. Nevertheless, William J. Devers, Jr. resigned from the Board of Directors of Lake Shore on November 5, 1993, after it became apparent that First Chicago was a Final Bidder, out of an expressed concern with the appearance of a conflict of interest.

                                    EXPERTS

  The financial statements incorporated by reference in the Annual Report on Form 10-K of First Chicago for the year ended December 31, 1992, as amended by First Chicago's Form 8 dated March 12, 1993, have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

  The financial statements incorporated in the Prospectus/Proxy Statement by reference to the Annual Report on Form 10-K of Lake Shore for the year ended December 31, 1992, have been so incorporated in reliance on the report of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                                                      APPENDIX A

                                    FORM OF

               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

                                     Among

                           First Chicago Corporation

                    First Chicago Acquisition Corporation V

                                      And

                           Lake Shore Bancorp., Inc.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
 Parties and Recitals...................................................... A-1

                                   ARTICLE I

                                   THE MERGER

 Section 1.1  The Merger..................................................  A-1
 Section 1.2  Effective Time..............................................  A-1
 Section 1.3  Effects of the Merger.......................................  A-2
 Section 1.4  Certificate of Incorporation and By-laws....................  A-2
 Section 1.5  Conversion of Securities....................................  A-2
 Section 1.6  First Chicago to Make Certificates Available................  A-2
              (a) Exchange of Certificates................................  A-2
              (b) Exchange Procedures.....................................  A-2
 Section 1.7  Dividends; Transfer Taxes...................................  A-3
 Section 1.8  No Fractional Securities....................................  A-3
 Section 1.9  Return of Exchange Fund and Fractional Securities Fund......  A-4
 Section 1.10 Adjustment of Exchange Ratio................................  A-4
 Section 1.11 No Further Ownership Rights in Company Common Stock.........  A-4
 Section 1.12 Closing of Company Transfer Books...........................  A-4
 Section 1.13 Further Assurances..........................................  A-4
 Section 1.14 Closing.....................................................  A-4

                                   ARTICLE II

                REPRESENTATIONS AND WARRANTIES OF FIRST CHICAGO

 Section 2.1  Organization, Standing and Power............................  A-5
 Section 2.2  Capital Structure...........................................  A-5
 Section 2.3  Authority; Non-Contravention................................  A-5
 Section 2.4  SEC Documents...............................................  A-6
 Section 2.5  Registration Statement and Proxy Statement..................  A-7
 Section 2.6  Absence of Material Adverse Change..........................  A-7
 Section 2.7  Pooling of Interests; Reorganization........................  A-7
 Section 2.8  Brokers.....................................................  A-7
 Section 2.9  Reports and Filings.........................................  A-7
 Section 2.10 Regulatory Approvals........................................  A-8
 Section 2.11 Litigation..................................................  A-8
 Section 2.12 Environmental Compliance....................................  A-8
 Section 2.13 Employee Matters............................................  A-8
 Section 2.14 Taxes.......................................................  A-8

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                                                                            PAGE
                                                                            ----
 Section 3.1  Organization, Standing and Power...........................   A-9
 Section 3.2  Capital Structure..........................................   A-9
 Section 3.3  Authority; Non-Contravention...............................   A-9
 Section 3.4  SEC Documents..............................................   A-10
 Section 3.5  Registration Statement and Proxy Statement.................   A-10
 Section 3.6  Absence of Certain Events..................................   A-11
 Section 3.7  Pooling of Interests; Reorganization.......................   A-11
 Section 3.8  Brokers....................................................   A-11
 Section 3.9  Reports and Filings........................................   A-11
 Section 3.10 Regulatory Approvals.......................................   A-11
 Section 3.11 Litigation.................................................   A-11
 Section 3.12 Environmental Compliance...................................   A-11
 Section 3.13 Employee Matters...........................................   A-12
 Section 3.14 Taxes......................................................   A-12

                                   ARTICLE IV

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

 Section 4.1  Conduct of Business by the Company Pending the Merger......   A-13
              (a) Actions................................................   A-13
              (b) Advice of Changes......................................   A-14
 Section 4.2  No Solicitation............................................   A-14
 Section 4.3  Pooling of Interests; Reorganization.......................   A-15
 Section 4.4  Data Processing; Contracts; and Other Transitional Matters.   A-15
 Section 4.5  Additional Information.....................................   A-15

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

 Section 5.1  Company Stockholder Approval...............................   A-16
 Section 5.2  Registration Statement and Proxy Statement.................   A-16
 Section 5.3  Access to Information......................................   A-16
 Section 5.4  Compliance with the Securities Act; Pooling................   A-17
 Section 5.5  Stock Exchange Listing.....................................   A-17
 Section 5.6  Fees and Expenses..........................................   A-17
 Section 5.7  Company Stock Options......................................   A-17
 Section 5.8  Reasonable Efforts.........................................   A-17
 Section 5.9  Public Announcements.......................................   A-18
 Section 5.10 Real Estate Transfer and Gains Tax.........................   A-18
 Section 5.11 State Takeover Laws........................................   A-18
 Section 5.12 Indemnification; Directors and Officers Insurance..........   A-18
 Section 5.13 Employee Benefits..........................................   A-19
              Stay Bonuses; Severance Policy; Future Hiring; Vesting
 Section 5.14  Under Profit Sharing Plan.................................   A-19
 Section 5.15 Pooling-of-Interests.......................................   A-19

                                   ARTICLE VI

                       CONDITIONS PRECEDENT TO THE MERGER

                                                                           PAGE
                                                                           ----
 Section 6.1 Conditions to Each Party's Obligation to Effect the Merger..  A-20
             (a) Stockholder Approval....................................  A-20
             (b) NYSE Listing............................................  A-20
             (c) Bank Regulatory Approvals...............................  A-20
             (d) Registration Statement..................................  A-20
             (e) No Order................................................  A-20
             Conditions to Obligation of the Company to Effect the
 Section 6.2  Merger.....................................................  A-20
             (a) Performance of Obligations; Representations and
              Warranties.................................................  A-20
             (b) Tax Opinion.............................................  A-20
             (c) Fairness Opinion........................................  A-21
             (d) Officers' Certificate...................................  A-21
             (e) Opinion of Counsel......................................  A-21
             (f) Other Approvals.........................................  A-22
             (g) Other Documents.........................................  A-22
             Conditions to Obligations of First Chicago to Effect the
 Section 6.3  Merger.....................................................  A-23
             (a) Performance of Obligations; Representations and
              Warranties.................................................  A-23
             (b) Third Party Consents....................................  A-23
             (c) Accounting..............................................  A-23
             (d) Tax Opinion.............................................  A-23
             (e) Officers' Certificate...................................  A-24
             (f) Opinion of Counsel......................................  A-24
             (g) Other Documents.........................................  A-25
             (h) Affiliates Agreement....................................  A-25
             (i) Stockholders' Equity....................................  A-25

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

 Section 7.1 Termination.................................................  A-26
 Section 7.2 Effect of Termination.......................................  A-26
 Section 7.3 Amendment...................................................  A-26
 Section 7.4 Waiver......................................................  A-27

                                  ARTICLE VIII

                               GENERAL PROVISIONS

 Section 8.1 Non-survival of Representations and Warranties..............  A-27
 Section 8.2 Notices.....................................................  A-27
 Section 8.3 Interpretation..............................................  A-27
 Section 8.4 Counterparts................................................  A-28
 Section 8.5 Entire Agreement; No Third-Party Beneficiaries..............  A-28
 Section 8.6 Governing Law...............................................  A-28
 Section 8.7 Assignment..................................................  A-28
 Section 8.8 Severability................................................  A-28
 Section 8.9 Enforcement of this Agreement...............................  A-28

               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

  This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, effective as of November 21, 1993 (this "Agreement"), among First Chicago Corporation, a Delaware corporation ("First Chicago"), First Chicago Acquisition Corporation V, a Delaware corporation and a wholly-owned subsidiary of First Chicago ("Sub"), and Lake Shore Bancorp., Inc., a Delaware corporation (the "Company") (First Chicago and the Company being hereinafter collectively referred to as the "Constituent Corporations") amends and restates the Agreement and Plan of Merger dated November 21, 1993 (the "Original Agreement"), among First Chicago, Sub and the Company.

                              W I T N E S S E T H:

  WHEREAS, First Chicago, Sub and the Company have agreed that the Original Agreement shall be amended and restated to remove all references to Sub and to provide for the merger of the Company into First Chicago (the "Merger"), and as a consequence of such amendment, all references herein to "as of the date hereof," "even date herewith," or any similar reference, shall mean November 21, 1993;

  WHEREAS, the respective Boards of Directors of First Chicago and the Company have approved and declared advisable the Merger, upon the terms and subject to the conditions set forth herein, whereby each issued and outstanding share of Common Stock, par value $.01 per share, of the Company ("Company Common Stock") not owned directly or indirectly by First Chicago or the Company, will be converted into shares of Common Stock, par value $5.00 per share, of First Chicago ("First Chicago Common Stock");

  WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

  WHEREAS, it is intended that the merger shall be recorded for accounting purposes as a pooling of interests; and

  WHEREAS, First Chicago and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

  NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

  Section 1.1 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Company shall be merged with and into First Chicago at the Effective Time (as hereinafter defined). Following the Merger, the separate corporate existence of the Company shall cease and First Chicago shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of the Company in accordance with the DGCL.

  Section 1.2 Effective Time. The Merger shall become effective when the Certificate of Merger (the "Certificate of Merger"), executed in accordance with the relevant provisions of the DGCL, is filed with the Secretary of State of the State of Delaware; provided, however, that, upon mutual consent of the Constituent Corporations the Certificate of Merger may provide for a later date of effectiveness of the Merger not more than 30 days after the date the Certificate of Merger is filed. When used in this Agreement, the term "Effective Time" shall mean the later of the date and time at which the Certificate of Merger is accepted for record or such later time established by the Certificate of Merger. The filing of the Certificate of Merger shall be made as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth herein.

  Section 1.3 Effects of the Merger. The Merger shall have the effects set forth in Section 251 of the DGCL.

  Section 1.4 Certificate of Incorporation and By-laws. The Certificate of Incorporation and By-laws of First Chicago, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

  Section 1.5 Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of any stockholder of the
Company:

    (a) All shares of Company Common Stock that are held in the treasury of the Company or by any wholly-owned Subsidiary (as hereinafter defined) of the Company and any shares of Company Common Stock owned by First Chicago, or any wholly-owned Subsidiary of First Chicago shall be cancelled and no capital stock of First Chicago or other consideration shall be delivered in exchange therefor; provided, however, that the foregoing shall not apply to shares held as fiduciaries by the trust or other departments of any Subsidiary of the Company (the "Fiduciary Shares") or any Subsidiary of First Chicago.

    (b) The capital stock of First Chicago shall continue to be the capital stock of the Surviving Corporation.

    (c) Subject to the provisions of Sections 1.8 and 1.10 hereof, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 1.5(a)) shall be converted into the number (the "Exchange Ratio") of validly issued, fully paid and nonassessable shares of First Chicago Common Stock rounded to the nearest thousandth of a share, or if there shall not be a nearest thousandth of a share, to the next lower thousandth of a share determined by dividing $31.08 by the average of the per share closing prices on the New York Stock Exchange (the "NYSE") of First Chicago Common Stock (as reported in the NYSE Composite Transactions) during the 20 consecutive trading days ending on the third trading day prior to the Closing Date (as defined below) as reported in The Wall Street Journal, Midwest Edition (the "Reference Period"); provided, however, that if such average of the per share closing prices shall be greater than $53.00, then the Exchange Ratio shall be determined by dividing $31.08 by $53.00; and provided, further, that if such average of the per share closing prices shall be less than $37.00, then the Exchange Ratio shall be determined by dividing $31.08 by $37.00. All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and each holder of a Certificate (as defined in Section 1.6(a)) representing any such shares shall cease to have any rights with respect thereto, except the right to receive certain dividends and other distributions as contemplated by Section 1.7 and shares of First Chicago Common Stock and any cash, without interest, in lieu of fractional shares to be issued or paid in consideration therefor upon the surrender of such Certificate in accordance with Section 1.6.

  Section 1.6 First Chicago to Make Certificates Available.

  (a) Exchange of Certificates. First Chicago shall authorize First Chicago Trust Company of New York (or such other person or persons as shall be acceptable to First Chicago and the Company) to act as Exchange Agent hereunder (the "Exchange Agent"). As soon as practicable after the Effective Time, First Chicago shall deposit with the Exchange Agent in trust for the holders of certificates which immediately prior to the Effective Time represented shares of Company Common Stock (the "Certificates") certificates representing the shares of First Chicago Common Stock (such shares of First Chicago Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 1.5(c) in exchange for outstanding shares of Company Common Stock.

  (b) Exchange Procedures. As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate whose shares were converted pursuant to Section 1.5 into shares of

First Chicago Common Stock a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent and shall contain instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of First Chicago Common Stock). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of First Chicago Common Stock which such holder has the right to receive pursuant to this Article I, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 1.6, each Certificate shall, at and after the Effective Time, be deemed to represent only the right to receive, upon surrender of such Certificate, the certificate representing the appropriate number of shares of First Chicago Common Stock, cash in lieu of fractional shares as contemplated by Section 1.8 and certain dividends and other distributions as contemplated by Section 1.7.

  Section 1.7 Dividends; Transfer Taxes. No dividends or other distributions that are declared on or after the Effective Time on First Chicago Common Stock or are payable to the holders of record thereof on or after the Effective Time will be paid to persons entitled by reason of the Merger to receive certificates representing First Chicago Common Stock until such persons surrender their Certificates, as provided in Section 1.6, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to
Section 1.8 until such holder of such Certificate shall so surrender such Certificate. Subject to the effect of applicable law, there shall be paid to the record holder of the certificates representing such First Chicago Common Stock (i) at the time of such surrender or as promptly as practicable thereafter, the amount of any dividends or other distributions theretofore paid with respect to whole shares of such First Chicago Common Stock and having a record date on or after the Effective Time and a payment date prior to such surrender and (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of dividends or other distributions payable with respect to whole shares of First Chicago Common Stock and having a record date on or after the Effective Time but prior to surrender and a payment date subsequent to surrender. In no event shall the person entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions. If any cash or certificate representing shares of First Chicago Common Stock is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such shares of First Chicago Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

  Section 1.8 No Fractional Securities. No certificates or scrip representing fractional shares of First Chicago Common Stock shall be issued upon the surrender for exchange of Certificates pursuant to this Article I, and no First Chicago dividend or other distribution or stock split shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any rights of a security holder of First Chicago. In lieu of any such fractional securities, each holder of Company Common Stock who would otherwise have been entitled to a fraction of a share of First Chicago Common Stock upon surrender of Certificates for exchange pursuant to this
Article I will be paid an amount in cash (without interest) equal to such holder's proportionate interest in the net proceeds from the sale or sales in the open market by the Exchange Agent, on behalf of all such holders, of the aggregate fractional shares of First Chicago Common Stock issued pursuant to this Article I. As soon as practicable following the Effective Time, the Exchange Agent shall determine the excess of (x) the number of full shares of First Chicago Common Stock delivered to the Exchange Agent by First Chicago pursuant to Section 1.6(a) over (y) the aggregate number of full shares of First Chicago Common Stock to be distributed to holders of Company Common Stock pursuant to Section 1.6(b) (such excess being herein called the "Excess Shares") and the Exchange Agent, as agent for the former holders of Company Common Stock, shall sell the Excess Shares at the prevailing prices on the NYSE. The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. First Chicago shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of Excess Shares. Until the net proceeds of such sale have been distributed to the former stockholders of the Company, the Exchange Agent will hold such proceeds in trust for such former stockholders (the "Fractional Securities Fund"). As soon as practicable after the determination of the amount of cash to be paid to former stockholders of the Company in lieu of any fractional interests, the Exchange Agent shall make available in accordance with this Agreement such amounts to such former stockholders.

  Section 1.9 Return of Exchange Fund and Fractional Securities Fund. Any portion of the Exchange Fund and the Fractional Securities Fund which remains undistributed to the former stockholders of the Company for one year after the Effective Time shall be delivered to First Chicago, upon demand of First Chicago, and any former stockholders of the Company who have not theretofore complied with this Article I shall thereafter look only to First Chicago for payment of their claim for First Chicago Common Stock, any cash in lieu of fractional shares of First Chicago Common Stock and any dividends or distributions with respect to First Chicago Common Stock.

  Section 1.10 Adjustment of Exchange Ratio. In the event of any reclassification, stock split or stock dividend with respect to First Chicago Common Stock (or if a record date with respect to any of the foregoing should occur) during the period of trading days which is used to determine the Exchange Ratio, or subsequent to such period but prior to the Effective Time, appropriate and proportionate adjustments, if any, shall be made to the Exchange Ratio, and all references to the Exchange Ratio in this Agreement shall be deemed to be to the Exchange Ratio as so adjusted.

  Section 1.11 No Further Ownership Rights in Company Common Stock. All shares of First Chicago Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash paid pursuant to Sections 1.7 or 1.8) shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of Company Common Stock, subject, however, to First Chicago's obligation to pay any dividends or make any other distribution with a record date prior to the Effective Time which may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement.

  Section 1.12 Closing of Company Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock shall thereafter be made. If, after the Effective Time, Certificates are presented to First Chicago, they shall be cancelled and exchanged as provided in this Article I.

  Section 1.13 Further Assurances. If at any time after the Effective Time First Chicago shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in First Chicago its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Constituent Corporations, or (b) otherwise to carry out the purposes of this Agreement, First Chicago and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of the Constituent Corporations in the Merger, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of such Constituent Corporations, all such other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Constituent Corporation and otherwise to carry out the purposes of this Agreement.

  Section 1.14 Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of First Chicago, One First National Plaza, Chicago, Illinois at 10:00 A.M., local time, on (a) the first to occur of July 8, 1994, July 15, 1994, July 22, 1994, August 12, 1994, August 19, 1994, September 16, 1994, September 23, 1994, October 14, 1994 and October 31, 1994, provided that such date (the "Closing Date") is at least five business days following the day on which the last of the conditions set forth in Article VII hereof shall have been fulfilled or waived or (b) at such other time and place as First Chicago and the Company shall agree.

                                   ARTICLE II

                REPRESENTATIONS AND WARRANTIES OF FIRST CHICAGO

  First Chicago represents and warrants to the Company as follows:

  Section 2.1 Organization, Standing and Power. First Chicago is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. First Chicago and each of its Significant Subsidiaries (as hereinafter defined) is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect (as hereinafter defined). First Chicago is registered as a bank holding company under Section 1481 et. seq. of Title 12, United States Code (the "Bank Holding Company Act"). For purposes of this Agreement (a) "Material Adverse Change" or "Material Adverse Effect" means, when used with respect to First Chicago or the Company, as the case may be, any change or effect that is or, so far as can reasonably be determined, may be materially adverse to the assets, condition (financial or otherwise) or results of operations or prospects of First Chicago and its Significant Subsidiaries taken as a whole or the Company and its Significant Subsidiaries taken as a whole, as the case may be, (b) "Subsidiary" means any corporation, partnership, joint venture or other legal entity (other than inactive bank charters) of which First Chicago or the Company, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity,
(c) "Significant Subsidiary" means any Significant Subsidiary within the meaning of Rule 1-02 of Regulation S-X of the SEC and, in the case of the Company, includes Lake Shore National Bank ("Lake Shore") and Bank of Hinsdale ("Bank of Hinsdale") and (d) "knowledge of the Senior Executives," when used with respect to First Chicago or the Company, as the case may be, means the actual knowledge of any "executive officer" within the meaning of Rule 3b-7 under the Exchange Act (as defined below).

  Section 2.2 Capital Structure. As of November 19, 1993, the authorized capital stock of First Chicago consists of 150,000,000 shares of First Chicago Common Stock and 15,000,000 shares of Preferred Stock ("First Chicago Preferred Stock"). At the close of business on September 30, 1993, the issued and outstanding and treasury shares of First Chicago Common Stock and First Chicago Preferred Stock were as disclosed in the First Chicago SEC Documents (as hereinafter defined). All of the shares of First Chicago Common Stock issuable in exchange for Company Common Stock at the Effective Time in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights and will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. ("NASDAQ") or held of record by more than 2,000 stockholders.

  Section 2.3 Authority; Non-Contravention. First Chicago has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by First Chicago and the consummation by First Chicago of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of First Chicago. Without limiting the foregoing, no vote or approval by the stockholders of First Chicago of this Agreement, of the issuance of stock in the transactions contemplated hereby or of such transactions is required pursuant to statute, Certificate of Incorporation, stock exchange or NASDAQ rules, contract or otherwise. This

Agreement has been duly executed and delivered by First Chicago and (assuming the valid authorization, execution and delivery of this Agreement by the Company) constitutes a valid and binding obligation of First Chicago enforceable against First Chicago in accordance with its terms. The issuance of shares of First Chicago Common Stock pursuant to this Agreement and the filing of a registration statement with the SEC by First Chicago on Form S-4 under the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "Securities Act"), for the purpose of registering the shares of First Chicago Common Stock to be issued in the Merger (together with any amendments or supplements thereto, the "Registration Statement") has been duly authorized by First Chicago's Board of Directors. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of First Chicago or any of its Significant Subsidiaries under, any provision of (i) the Certificate of Incorporation or By-laws (true and complete copies of which as of the date hereof have been delivered to the Company) of First Chicago or any provision of the comparable charter or organization documents of any of its Significant Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to First Chicago or any of its Significant Subsidiaries or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to First Chicago or any of its Significant Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) or (iii), any such conflicts, violations, defaults, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not have a Material Adverse Effect on First Chicago, materially impair the ability of First Chicago to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby. No filing or registration with, or authorization, consent or approval of, any domestic (federal and state), foreign or supranational court, commission, governmental body, regulatory agency, authority or tribunal (a "Governmental Entity") is required by or with respect to First Chicago or any of its Significant Subsidiaries in connection with the execution and delivery of this Agreement by First Chicago or is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, except for
(i) in connection, or in compliance, with the provisions of the Bank Holding Company Act, the Bank Merger Act, the Clayton Anti-Trust Act, as amended, the Illinois Banking Act, the Securities Act and the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iii) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated by this Agreement, (iv) such filings as may be required in connection with the taxes described in Section 5.10, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the corporation, takeover or "Blue Sky" laws of various states and (vi) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate have a Material Adverse Effect on First Chicago, materially impair the ability of First Chicago to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

  Section 2.4 SEC Documents. First Chicago has filed all required documents with the SEC since January 1, 1993 (the "First Chicago SEC Documents"). As of their respective dates, the First Chicago SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of the First Chicago SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of First Chicago included in the First Chicago SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of First Chicago and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and statements of cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).

  Section 2.5 Registration Statement and Proxy Statement. None of the information to be supplied by First Chicago for inclusion or incorporation by reference in the Registration Statement or the proxy statement (together with any amendments or supplements thereto, the "Proxy Statement") relating to the Stockholder Meeting (as defined in Section 5.1) will (i) in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the time of the Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to First Chicago, its officers and directors or any of its Subsidiaries shall occur which is required to be described in the Proxy Statement or the Registration Statement, such event shall be so described, and an amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company. The Registration Statement will comply (with respect to First Chicago) as to form in all material respects with the provisions of the Securities Act, and the Proxy Statement will comply (with respect to First Chicago) as to form with the provisions of the Exchange Act.

  Section 2.6 Absence of Material Adverse Change. Except as disclosed in the First Chicago SEC Documents filed with the SEC prior to the date hereof (and, for purposes of Section 6.2(a) hereof, as disclosed in the First Chicago SEC Documents filed on or prior to the day which is the second business day prior to the beginning of the Reference Period), since January 1, 1993 there has not been any Material Adverse Change with respect to First Chicago (other than changes in banking laws or regulations, changes in generally accepted accounting principles or interpretations thereof or changes in general economic conditions that affect the banking industry, including changes in the general level of interest rates).

  Section 2.7 Pooling of Interests; Reorganization. To the knowledge of First Chicago, First Chicago has not (i) taken any action or failed to take any action which action or failure to take action would jeopardize the treatment of First Chicago's combination with the Company in the Merger as a pooling of interests for accounting purposes or (ii) taken any action or failed to take any action which action or failure to take action would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

  Section 2.8 Brokers. No broker, investment banker or other person the fees and expenses of which will be paid by First Chicago, is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of First Chicago.

  Section 2.9 Reports and Filings. Since January 1, 1993, First Chicago and each of its Significant Subsidiaries has filed each report or other filing it was required to file with any federal or state banking or bank holding company regulatory authority having jurisdiction over it (together with all exhibits thereto, the "First Chicago Regulatory Reports"), except for such reports and filings which the failure to so file would not have a Material Adverse Effect on First Chicago. As of their respective dates or as subsequently amended prior to the date hereof, each of the First Chicago Regulatory Reports was true and correct in all material respects and complied in all material respects with applicable laws, rules and regulations.

  Section 2.10 Regulatory Approvals. As of the date hereof, First Chicago is not aware of any reason that the regulatory approvals required to be obtained by it as a condition to the Closing should not be obtained.

  Section 2.11 Litigation. Except as disclosed in the First Chicago SEC Documents, there is no investigation, claim, action, suit, or proceeding pending, or threatened, nor has First Chicago been advised that such claim, action, suit or proceeding is contemplated, against First Chicago, any of its Subsidiaries, or any of their properties or assets (real, personal, or mixed, tangible or intangible) which (i) will, or can reasonably be expected to, have a Material Adverse Effect on First Chicago, or (ii) could have a Material Adverse Effect on the transactions contemplated hereby or the performance of First Chicago's obligations hereunder.

  Section 2.12 Environmental Compliance. All real property owned or occupied by First Chicago or any of its Subsidiaries (the "First Chicago Real Property") is in compliance with all applicable environmental laws and regulations, except for such non-compliance as cannot be reasonably expected to have a Material Adverse Effect on First Chicago. To the knowledge of the Senior Executives of First Chicago, there are no outstanding citations, notices of violation, or orders of noncompliance issued to First Chicago or any of its Significant Subsidiaries, nor have First Chicago or any of its Significant Subsidiaries been advised that any such citation, notice of violation or order of noncompliance is contemplated, pursuant to any environmental law or regulation relating to any such First Chicago Real Property owned or occupied by First Chicago or any of its Significant Subsidiaries or relating to any real property no longer owned or occupied by First Chicago or any of its Subsidiaries where the failure to cure the subject of such citation, notice of violation or order of noncompliance could reasonably be expected to have a Material Adverse Effect on First Chicago. To the knowledge of the Senior Executives of First Chicago, there are no liens against such First Chicago Real Property imposed pursuant to any environmental law or regulation which would have a Material Adverse Effect on First Chicago.

  Section 2.13 Employee Matters. Each employee benefit plan of First Chicago and its Subsidiaries (other than a suspended plan) complies with the applicable requirements of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), except for such non-compliance as cannot be reasonably expected to have a Material Adverse Effect on First Chicago, and to the knowledge of the Senior Executives of First Chicago any such plan which purports to be a qualified plan under Section 401(a) of the Code is so qualified. To the knowledge of the Senior Executives of First Chicago, (i) there are no circumstances which would adversely affect the qualification of these plans or their compliance with the applicable requirements of ERISA, would result or have resulted in liability under Title IV of ERISA or of any "reportable event" (as defined in Section 403(3) of ERISA) or any "prohibited transaction" (as defined in Section 406 of ERISA and Section 4975(c) of the Code) unless such prohibited transaction is otherwise exempted under ERISA, (ii) all employee pension benefit plans (as defined in Section 3(2) of ERISA) of First Chicago and its affiliates comply with the minimum funding requirement of Section 412 of the Code and, as of the most recent valuation date for each individual plan, the fair market value of each plan's assets exceeds the present value of all vested nonforfeitable benefits under such plan and (iii) all material liabilities of First Chicago and its Subsidiaries related to post retirement benefits, including post-retirement medical benefits, are disclosed in First Chicago's most recent audited consolidated financial statements. A description, which is true and correct in all material respects as of the date hereof, of employee benefit plans of First Chicago and its Subsidiaries, or offered or available to employees of First Chicago or its Subsidiaries, has been made available to the Company.

  Section 2.14 Taxes. First Chicago and each of its Significant Subsidiaries have duly and timely filed all tax reports and returns required to be filed with any jurisdiction, except for any failure to file as cannot be reasonably expected to have a Material Adverse Effect on First Chicago. First Chicago and its Significant Subsidiaries have duly and timely paid, or established adequate reserves for the payment of, all taxes required to be paid in respect of the periods covered by such returns.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to First Chicago as follows:

  Section 3.1 Organization, Standing and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Lake Shore is a national banking association duly incorporated, validly existing and in good standing under laws of the United States and has the requisite corporate power carry on its business as now conducted. Bank of Hinsdale is a state banking association duly incorporated, validly existing and in good standing under the laws of the State of Illinois and has the requisite corporate power and authority to carry on its business as now conducted. Lake Shore and Bank of Hinsdale are the only Subsidiaries of the Company. The Company and each of its Subsidiaries is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except as disclosed in the Disclosure Letter delivered to First Chicago by the Company on the date hereof (the "Disclosure Letter"), which failures to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company is registered as a bank holding company under the Bank Holding Company Act.

  Section 3.2 Capital Structure. The authorized capital stock of the Company consists of 15,000,000 shares of Company Common Stock. At the close of business on November 19, 1993, (i) 9,937,907 shares of Company Common Stock were issued and outstanding, (ii) 458,035 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Company Stock Options (as defined in Section 5.7) and (iii) 312,500 shares of Company Common Stock were held by the Company in its treasury. There are no outstanding stock appreciation rights ("SARs") which were not granted in tandem with a related Company Stock Option. All outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable and not subject to preemptive rights. Except for the Company Stock Options outstanding as of November 19, 1993, there are no options, warrants, rights, convertible or exchangeable securities, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities, or securities convertible into or exchangeable for shares of capital stock or voting securities, of the Company or of any of its Subsidiaries. True and correct copies of all agreements, instruments and other governing documents relating to the Stock Plan (as defined below) have been made available to First Chicago.

  Section 3.3 Authority; Non-Contravention. The Board of Directors of the Company has declared the Merger to be in the best interests of the Company's stockholders and the Company has all requisite power and authority to enter into this Agreement and, subject to approval of the Merger by the stockholders of the Company, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to such approval of the Merger by the stockholders of the Company. This Agreement has been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by First Chicago) constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any of its Significant Subsidiaries under, any provision of (i) the Certificate of Incorporation or By-laws of the Company (true and complete copies of which as of the date hereof have been delivered to First Chicago) or any provision of the comparable charter or organization documents of any of its Significant Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Company or any of its Significant Subsidiaries or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Significant Subsidiaries or any of their respective properties or assets, other than, in the case of clause (ii) or (iii), any such conflicts, violations, defaults, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not have a Material Adverse Effect on the Company, materially impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby. No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to the Company or any of its Significant Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (i) in connection, or compliance with, the provisions of the Bank Holding Company Act, the Bank Merger Act, the Clayton Anti-Trust Act, as amended, and the Illinois Banking Act, (ii) the filing with the SEC of (x) the Proxy Statement, and (y) such reports under Section 13(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any of its Significant Subsidiaries is qualified to do business, (iv) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated by this Agreement, (v) such filings as may be required in connection with the taxes described in Section 5.10, (vi) such other consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the corporation, takeover or "Blue Sky" laws of various states, and (vii) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on the Company, materially impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

  Section 3.4 SEC Documents. The Company has filed all required documents with the SEC since January 1, 1993 (the "Company SEC Documents"). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and changes in financial position for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).

  Section 3.5 Registration Statement and Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement will (i) in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the time of the Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to the Company, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company. The Registration Statement will comply (with respect to the Company) as to form in all material respects with the provisions of the Securities Act, and the Proxy Statement will (with respect to the Company) comply as to form in all material respects with the requirements of the Exchange Act.

  Section 3.6 Absence of Material Adverse Change. Except as disclosed in the Company SEC Documents filed with the SEC prior to November 21, 1993 or in the Disclosure Letter, since January 1, 1993 there has not been any Material Adverse Change with respect to the Company (other than changes in banking laws or regulations, changes in generally accepted accounting principles or interpretations thereof or changes in general economic conditions that affect the banking industry, including changes in the general level of interest rates).

  Section 3.7 Pooling of Interests; Reorganization. To the knowledge of the Company, neither it nor any of its Subsidiaries has (i) taken any action or failed to take any action which action or failure to take action would jeopardize the treatment of First Chicago's combination with the Company in the Merger as a pooling of interests for accounting purposes or (ii) taken any action or failed to take any action which action or failure to take action would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

  Section 3.8 Brokers. No broker, investment banker or other person, other than Donaldson, Lufkin & Jenrette Securities Corporation, the fees and expenses of which are described in the Disclosure Letter and will be paid by the Company, is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

  Section 3.9. Reports and Filings. Since January 1, 1993, each of the Company and its Subsidiaries has filed each report or other filing that it was required to file with any federal or state banking or bank holding company regulatory authority having jurisdiction over it (together with all exhibits thereto, the "Company Regulatory Reports"), except for such reports and filings which the failure to so file would not have a Material Adverse Effect on the Company. The Company has provided First Chicago with copies or access to copies of all of the Company Regulatory Reports. As of their respective dates or as subsequently amended prior to the date hereof, each of the Company Regulatory Reports was true and correct in all material respects and compiled in all material respects with applicable laws, rules and regulations.

  Section 3.10 Regulatory Approvals. As of the date hereof, the Company is not aware of any reason that the regulatory approvals required to be obtained by it as a condition to Closing should not be obtained.

  Section 3.11 Litigation. Except as disclosed in the Company SEC Documents filed prior to November 21, 1993 or in the Disclosure Letter, there is no investigation, claim, action, suit, or proceeding pending, or threatened, nor has the Company been advised that such claim, action, suit or proceeding is contemplated, against the Company, any of its Subsidiaries, or any of their properties or assets (real, personal, or mixed, tangible or intangible) which
(i) will, or can reasonably be expected to, have a Material Adverse Effect on the Company, or (ii) could have a Material Adverse Effect on the transactions contemplated hereby or the performance of the Company's obligations hereunder.

  Section 3.12 Environmental Compliance. All real property owned or occupied by the Company or any of its Subsidiaries (the "Company Real Property") is in compliance with all applicable environmental laws and regulations, except for such non-compliance as cannot be reasonably expected to have a Material Adverse Effect on the Company. To the knowledge of the Senior Executives of the Company, there are no outstanding citations, notices of violation, or orders of noncompliance issued to the Company or any of its Subsidiaries, nor have the Company or any of its Subsidiaries been advised that any such citation, notice of violation or order of noncompliance is contemplated, pursuant to any environmental law or regulation relating to any such Company Real Property owned or occupied by the Company or any of its Subsidiaries or relating to any real property no longer owned or occupied by the Company or any of its Subsidiaries. To the knowledge of the Senior Executives of the Company, there are no liens against such Company Real Property imposed pursuant to any environmental law or regulation.

  To the knowledge of the Senior Executives of the Company, the Company Real Property does not fall within the definition of "real property" under the Illinois Responsible Property Transfer Act.

  Section 3.13 Employee Matters. Each employee benefit plan of the Company and its Subsidiaries complies with the applicable requirements of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), except for such non-compliance as cannot be reasonably expected to have a Material Adverse Effect on the Company, and to the knowledge of the Senior Executives of the Company any such plan which purports to be a qualified plan under Section 401(a) of the Code is so qualified. To the knowledge of the Senior Executives of the Company, (i) there are no circumstances which would adversely affect the qualification of these plans or their compliance with the applicable requirements of ERISA, would result or have resulted in liability under Title IV of ERISA or of any "reportable event" (as defined in Section 403(3) of ERISA) or any "prohibited transaction" (as defined in Section 406 of ERISA and
Section 4975(c) of the Code) unless such prohibited transaction is otherwise exempted under ERISA, (ii) all employee pension benefit plans (as defined in Section 3(2) of ERISA) of the Company and its affiliates comply with the minimum funding requirement of Section 412 of the Code and, as of the most recent valuation date for each individual plan, the fair market value of each plan's assets exceeds the present value of all vested nonforfeitable benefits under such plan and (iii) all liabilities of the Company and its Subsidiaries related to post retirement benefits, including post-retirement medical benefits, are disclosed in the Company's most recent audited consolidated financial statements. None of the Company or its Subsidiaries are bound by any union or collective bargaining contract. A description, which is true and correct in all material respects as of the date hereof, of employee benefit plans of the Company and its Subsidiaries, or offered or available to employees of the Company to is Subsidiaries, has been made available to the Company.

  Section 3.14 Taxes. The Company and each of its Subsidiaries have duly and timely filed all tax reports and returns required to be filed with any jurisdiction, except for any failure to file as cannot be reasonably expected to have a Material Adverse Effect on the Company. All such reports and returns filed by the Company and its Subsidiaries are true, correct, complete and accurate in all material respects. The Company and its Subsidiaries have duly and timely paid, or established adequate reserves for the payment of, all taxes required to be paid in respect of the periods covered by such returns. The Company and each of its Subsidiaries are not delinquent in the payment of any corporate income or franchise tax, have not requested any extension of time within which to file any corporate or franchise income tax returns that have not since been filed, or have not waived or agreed to waive any applicable statute of limitations.

                                   ARTICLE IV

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

  Section 4.1 Conduct of Business by the Company Pending the Merger. (a) Actions. During the period from the date of this Agreement through the Effective Time, the Company shall, and shall cause its Subsidiaries to, in all material respects carry on their respective businesses in, and not enter into any material transaction other than in accordance with, the ordinary course and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, and, except as otherwise expressly contemplated by this Agreement or the Disclosure Letter and except as otherwise required by appropriate regulatory authorities, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of First Chicago:

    (i) (x) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to stockholders of the Company in their capacity as such, other than (1) ordinary quarterly dividends by the Company consistent with past practice in an amount not in excess of $0.08 per share of Company Common Stock (it being the intent that stockholders of the Company shall be entitled to either a dividend on Company Common Stock or First Chicago Common Stock, but not both, for the quarter in which the Closing occurs), (2) dividends declared prior to the date of this Agreement, and (3) dividends payable to the Company declared by any of the Company's Subsidiaries, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock and (z) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

    (ii) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or equity equivalent (other than, in the case of the Company, the issuance of Company Common Stock during the period from the date of this Agreement through the Effective Time upon the exercise of Company Stock Options outstanding on the date of this Agreement in accordance with their current terms or upon exercise of the Stock Option Agreement dated November 21, 1993 between the Company and First Chicago (the "First Chicago Option Agreement") in accordance with its terms);

    (iii) amend its Certificate of Incorporation or amend in any material respects its By-laws;

    (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than in the ordinary course of business;

    (v) sell, lease or otherwise dispose of or agree to sell, lease or otherwise dispose of, any of its assets other than in the ordinary course of business consistent with past practice and then only if, and to the extent, that such assets are not material, individually or in the aggregate, to the Company and its Subsidiaries taken as a whole;

    (vi) except in the ordinary course of business consistent with past practice, (y) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others or (z) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any wholly-owned Subsidiary of the Company;

    (vii) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any Subsidiary of the Company;

    (viii) enter into, adopt, or amend any severance plan, employee benefit plan or any employment, severance, transition or consulting agreement except (y) as permitted by Section 5.14 and (z) consistent with past practice, average compensation increases not in excess of 4.5% per annum associated with annual reviews in the ordinary course of business;

    (ix)(x) purchase or agree to purchase any private label asset-backed securities, (y) purchase or sell or agree to purchase or sell options or other derivative instruments on any securities held in the investment account of the Company or any of its Subsidiaries (collectively, the "Investment Account"), or (z) change in any material way its overall policies, procedures and strategies with respect to the Investment Account and use its best efforts to implement such hedging and other strategies with respect to the Investment Account as are recommended by First Chicago;

    (x) change its credit policies, procedures or practices, or commit or renew a prior commitment to lend money, purchase assets, issue a letter of credit, guarantee or similar instrument or otherwise extend credit to any person in a manner not in the ordinary course of the Company's business or inconsistent with past practice;

    (xi) create any additional obligation, or increase or extend in any way any existing obligation, of the Company or any of its Subsidiaries with respect to the provision of post-retirement medical benefits;

    (xii) violate or fail to perform any obligation or duty imposed upon the Company or any Subsidiary by any applicable federal, state or local law, rule, regulation, guideline or ordinance, the noncompliance with or nonperformance of which might have a Material Adverse Effect; or

    (xiii) modify its current practices with respect to allowances for loan losses.

  (b) Advice of Changes. The Company shall promptly advise First Chicago orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, would have, a Material Adverse Effect on the Company or any of its Subsidiaries.

  Section 4.2 No Solicitation. From and after the date hereof, the Company will not, and will not permit any of its officers, directors, employees, agents and other representatives or those of any of its Subsidiaries to, directly or indirectly, solicit, initiate, assist or encourage (including by way of furnishing information) any takeover proposal or offer from any person, or engage in discussions or negotiations relating thereto; provided, however, that
(i) the Company may engage in discussions or negotiations with a third party who seeks to initiate such discussions or negotiations or may furnish such third party information concerning the Company and its business, properties or assets, (ii) the Company's Board of Directors may take and disclose to the Company's stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act and (iii) following receipt of a takeover proposal the Board of Directors of the Company may withdraw or modify its recommendation referred to in Section 5.1, but in each case referred to in the foregoing clauses (i) through (iii) only to the extent that the Board of Directors of the Company shall be advised in a written opinion of Sidley & Austin or other firm of outside counsel reasonably acceptable to First Chicago that such action is necessary in order for the Board of Directors of the Company to act in a manner which is consistent with its fiduciary obligations under applicable law. The Company will promptly notify First Chicago of any takeover proposal or offer, including the material terms and conditions thereof and the identity of the person or group making such takeover proposal or offer. As used in this Agreement, "takeover proposal" or "offer" shall mean any proposal or offer, other than a proposal or offer by First Chicago or any of its affiliates, for a tender or exchange offer, a merger, consolidation or other business combination involving the Company or any Subsidiary of the Company or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or any of its Subsidiaries.

  Section 4.3 Pooling of Interests; Reorganization. During the period from the date of this Agreement through the Effective Time, unless the other parties shall otherwise agree in writing, none of First Chicago, any Subsidiary of First Chicago, the Company nor any Subsidiary of the Company shall (a) knowingly take or fail to take any action which action or failure to act would jeopardize the treatment of First Chicago's combination with the Company as a pooling of interests for accounting purposes or (b) knowingly take or fail to take any action which action or failure to act would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

  Section 4.4 Data Processing; Contracts; and Other Transitional Matters. To the extent permitted by applicable regulatory requirements:

  (a) Commencing on November 29, 1993 and continuing through the Effective Time, the Company agrees to provide reasonable access to its facilities, personnel, files and equipment, and the facilities, personnel, files and equipment of its Subsidiaries, and agrees to use its reasonable efforts to provide such access to third parties providing services or equipment to the Company or its Subsidiaries, to officers, employees, agents and representatives of First Chicago and its Subsidiaries for the purpose of First Chicago effecting a conversion (the "Conversion") of the data processing and operating systems of the Company and its Subsidiaries to the data processing and operating systems of First Chicago and its Subsidiaries at the Effective Time or as soon as possible thereafter as First Chicago may determine. Such access, which shall include, without limitation, the right of First Chicago and its Subsidiaries to install and test on the premises of the Company and its Subsidiaries all equipment and systems necessary or appropriate to effect the Conversion, the right to train officers, employees, agents and representatives of the Company and its Subsidiaries, and the right to maintain without costs or expense to First Chicago or its Subsidiaries adequate working space on site at the Company and its Subsidiaries, shall be designed to the extent reasonably practicable to limit interference with the normal business of the Company and its Subsidiaries. Immediately upon execution of this Agreement and through the Effective Time, the Company agrees to make available and cause its Subsidiaries to make available, officers, employees, agents and representatives of the Company and its Subsidiaries with appropriate training and expertise in data processing and operations to work with First Chicago and its Subsidiaries in order to effectuate the Conversion. Company and First Chicago agree to jointly review and approve all external communications relating to the Conversion.

  (b) From the effective date of this Agreement through the Effective Time, the Company agrees that neither it nor any of its Subsidiaries will enter into, renew, extend, modify or terminate any contract or other agreement with an aggregate value in excess of $25,000 (1) without consulting with First Chicago or (2) if First Chicago advises against such action, unless, in the case of
(2), the Company reasonably believes such action is in the best interests of the Company and will not unduly restrict, delay or materially increase the expense of the Conversion. The Company and its Subsidiaries will use their reasonable efforts to (y) implement prior to the Effective Date the joint decision of the Company and First Chicago with respect to any such agreement and (z) terminate on or immediately prior to the Closing Date the credit card program agreement with MBNA American Bank, N.A., and the agreement with Harris Trust & Savings Bank with respect to membership in the Charge-It system.

  (c) Company agrees that it will file, mail and post, or permit First Chicago or its Subsidiaries to file, mail and post, any branch closing notice(s) pursuant to Section 39(c) of the Federal Deposit Insurance Act, as amended, and the guidelines thereunder, which First Chicago requests be furnished with respect to any branches of the Company or its Subsidiaries.

  Section 4.5 Additional Information. The Company shall provide to First Chicago on or before the Closing Date a supplemental schedule summarizing any information known to the Senior Executives of the Company relating to the following subjects or necessary to update previously supplied information: (a) non-compliance by the Company or its Subsidiaries in any material respect with applicable environmental laws and regulations; (b) the failure of employee benefit plans of the Company or its Subsidiaries to comply in any material respect with the applicable requirements of ERISA; (c) the failure of the Company or its Subsidiaries to file any tax reports and returns in any jurisdiction; and (d) non-compliance by the Company or its Subsidiaries in any material respect with any contracts which are disclosed in the Company SEC Reports or other significant contracts which are material to the business or operations of the Company or its Subsidiaries.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

  Section 5.1 Company Stockholder Approval. The Company shall call a meeting of its stockholders (the "Stockholder Meeting") for the purpose of voting upon the Merger and shall use its best efforts to obtain stockholder approval of the Merger. The Stockholder Meeting shall be held as soon as practicable following the date upon which the Registration Statement becomes effective, and the Company will, through its Board of Directors but subject to the fiduciary duties of its Board of Directors under applicable law as determined by the Board of Directors in good faith after consultation with the Company's outside counsel, recommend to its stockholders the approval of the Merger as being in the best interests of the Company's stockholders and not rescind its declaration that the Merger is advisable.

  Section 5.2 Registration Statement and Proxy Statement. (a) First Chicago shall prepare and file with the SEC as soon as reasonably practicable the Registration Statement and shall use all reasonable efforts to have the Registration Statement declared effective by the SEC as soon as reasonably practicable. First Chicago shall also take any reasonable action required to be taken under state securities or "Blue Sky" laws in connection with the issuance of the First Chicago Common Stock pursuant to the Merger and the exercise of the Company Stock Options after the Effective Time. The Company shall furnish First Chicago all information concerning the Company and the holders of Company Common Stock required for use in the Registration Statement, and the Company shall take such other actions as First Chicago may reasonably request in connection with the preparation of such Registration Statement and the actions to be taken by First Chicago pursuant to this Section 5.2(a).

  (b) The Company shall prepare and file with the SEC as soon as reasonably practicable the Proxy Statement. First Chicago shall furnish the Company all information concerning First Chicago required for use in the Proxy Statement, and First Chicago shall take such other action as the Company may reasonably request in connection with the preparation of the Proxy Statement.

  Section 5.3. Access to Information. The Company shall, and shall cause each of its Subsidiaries to, afford to First Chicago, and to First Chicago's accountants, counsel, financial advisers and other representatives, reasonable access and permit them to make such inspections as they may reasonably require during normal business hours during the period from the date of this Agreement through the Effective Time to all their respective properties, books, minutes, contracts, commitments and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to First Chicago
(i) access to each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state laws and (ii) all other information concerning its business, properties and personnel as First Chicago may reasonably request. In no event shall the Company be required to supply to First Chicago, or to First Chicago's accountants, counsel, financial advisors or other representatives, any information relating to indications of interest from, or discussions with, any other potential acquirors of the Company which were received or conducted prior to the date hereof except to the extent necessary for use in the Registration Statement. Except as required by law, First Chicago and the Company will hold, and will cause their respective affiliates, associates and representatives to hold, any nonpublic information received from the other party to this Agreement, any of their respective Subsidiaries or their respective advisors (other than information already in the possession of such party or its Subsidiaries at the time of its receipt from the other party, or information subsequently developed independently by such party or any of its Subsidiaries) in confidence until such time as such information otherwise becomes publicly available and shall use their best efforts to ensure that such affiliates, associates and representatives do not disclose such information to others without the prior written consent of First Chicago or the Company, as appropriate. In the event of termination of this Agreement for any reason, First Chicago and the Company shall promptly return or destroy all nonpublic documents so obtained from the Company, First Chicago or any of their Subsidiaries and any copies made of such documents for the Company or First Chicago.

  Section 5.4 Compliance with the Securities Act; Pooling. Prior to the Effective Time, the Company shall cause to be prepared and delivered to First Chicago a list (reasonably satisfactory to counsel for First Chicago) identifying all persons who, at the time of the Stockholder Meeting, may be deemed to be "affiliates" of the Company as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the "Affiliates"). The Company shall use its best efforts to cause each person who is identified as an Affiliate in such list to deliver to First Chicago on or prior to the Effective Time a written agreement, in a form reasonably acceptable to the parties hereto, that such Affiliate will not sell, pledge, transfer or otherwise dispose of any shares of First Chicago Common Stock issued to such possible Affiliate pursuant to the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 or an exemption from the registration requirements of the Securities Act and that such Affiliate will not sell or in any other way reduce such Affiliate's risk relative to any shares of First Chicago Common Stock received in the Merger (within the meaning of Section
201.01 of the SEC's Financial Reporting Release No. 1), until such time as financial results (including combined sales and net income) covering at least 30 days of post-merger operations have been published, except as permitted by Staff Accounting Bulletin No. 76 issued by the SEC.

  Section 5.5 Stock Exchange Listing. First Chicago shall use its best efforts to list on the NYSE, upon official notice of issuance, the shares of First Chicago Common Stock to be issued in connection with the Merger and pursuant to the Company Stock Options.

  Section 5.6 Fees and Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

  Section 5.7 Company Stock Options. No later than the Effective Time, each option to purchase shares of Company Common Stock (a "Company Stock Option") which is outstanding immediately prior to the Effective Time pursuant to the Company's Stock Incentive Plan (the "Stock Plan") shall become and represent an option to purchase the number of shares of First Chicago Common Stock (a "First Chicago Stock Option") (decreased to the nearest full share) determined by multiplying (i) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (ii) the Exchange Ratio, at an exercise price per share of Company Common Stock (rounded up to the nearest whole cent) equal to the exercise price per share of Company Common Stock immediately prior to the Effective Time divided by the Exchange Ratio. First Chicago shall pay cash to holders of Company Stock Options in lieu of issuing fractional shares of First Chicago Common Stock upon the exercise of Company Stock Options for shares of First Chicago Common Stock unless in the reasonable judgment of First Chicago such payment would adversely affect the ability to account for the Merger under the pooling-of-interests method. After the Effective Time, except as provided above in this Section 5.7, each First Chicago Stock Option shall be exercisable upon the same terms and conditions as were applicable under the related Company Stock Option simultaneously with the Effective Time, giving effect to the acceleration of the exercisability of such Company Stock Option as a result of the Merger.

  Section 5.8 Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (a) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with the Federal Reserve Board, the Office of the Comptroller of the Currency and the Illinois Commissioner of Banks and Trust Companies or other applicable Governmental Entities) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any Governmental Entity, (b) the obtaining of all necessary consents, approvals, agreements or waivers from third parties, (c) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (d) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, however, that this Section 5.8 shall not require voting of the Fiduciary Shares in favor of the Merger. Notwithstanding anything to the contrary in this Section 5.8, the Company shall not commit to any divestiture transaction without First Chicago's prior consent.

  Section 5.9 Public Announcements. First Chicago and its Subsidiaries, on the one hand, and the Company and its Subsidiaries, on the other hand, will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange.

  Section 5.10 Real Estate Transfer and Gains Tax. First Chicago and the Company agree that either the Company or First Chicago will pay any state or local tax which is attributable to the transfer of the beneficial ownership of the Company's or its Subsidiaries' real property, if any (collectively, the "Gains Taxes"), and any penalties or interest with respect to the Gains Taxes, payable in connection with the consummation of the Merger. The Company agrees to cooperate with First Chicago in the filing of any returns with respect to the Gains Taxes, including supplying in a timely manner a complete list of all real property interests held by the Company or its Subsidiaries and any information with respect to such property that is reasonably necessary to complete such returns. The portion of the consideration allocable to the real property of the Company and its Subsidiaries shall be determined by First Chicago in its reasonable discretion. The stockholders of the Company shall be deemed to have agreed to be bound by the allocation established pursuant to this Section 5.10 in the preparation of any return with respect to the Gains Taxes.

  Section 5.11 State Takeover Laws. If any "fair price" or "control share acquisition" statute or other similar statute or regulation shall become applicable to the transactions contemplated hereby, the Company and the members of the Board of Directors of the Company shall use their best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of such statute or regulation on the transactions contemplated hereby.

  Section 5.12 Indemnification; Directors and Officers Insurance. From and after the Effective Time, First Chicago agrees to indemnify and hold harmless all past and present officers and/or directors of the Company and of its Subsidiaries to the same extent such persons are currently indemnified by the Company pursuant to the Company's Certificate of Incorporation and By-Laws for acts or omissions occurring at or prior to the Effective Time and shall advance reasonable litigation expenses incurred by such officers and directors in connection with defending any action arising out of such acts or omissions. First Chicago will provide, or cause to be provided, for one or more periods which, in the aggregate, will be not less than five years from the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides such officers and\or directors coverage for events occurring through the Effective Time (the "D&O Insurance") that is in the aggregate no less favorable than the existing policy or, if substantially equivalent insurance coverage is commercially unavailable, the best available coverage; provided, however, that First Chicago and its Subsidiaries shall not be required to pay aggregate premiums for the D&O Insurance required under this Section in excess of three times the last annual premium paid by the Company prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

  Section 5.13 Employee Benefits. Following the Effective Time, the officers and employees of the Company and its Subsidiaries will be eligible for employee benefits and programs (including pension, life insurance, medical, 401(k), severance and salary continuation benefits) which are no less favorable than those generally available to similarly situated employees of First Chicago and its Subsidiaries. For purposes of eligibility to participate in and vesting in various benefits provided to employees but not for the purpose of determining the amount of any such benefit, employees of the Company and its Subsidiaries will be credited with their years of service with the Company and its Subsidiaries; provided, however, that notwithstanding the foregoing clause, for purposes of determining the amount of severance benefits, if any, employees of the Company and its Subsidiaries are entitled to under the severance policy of the Company, such employees will be credited with their years of service with the Company and its Subsidiaries.

  Section 5.14 Stay Bonuses; Severance Policy; Future Hiring; Vesting Under Profit Sharing Plan. (a) Prior to the date hereof, the Company has offered to pay bonuses, in addition to any bonuses or payments pursuant to any existing bonus or incentive plans of the Company, payable to employees who remain in the employ of the Company or its Subsidiaries until a date set by the Company, which date shall be no earlier than the date three months after the Effective Time ("Stay Bonuses"). The Company agrees with First Chicago that the aggregate amount to be paid by the Company pursuant to Stay Bonuses granted either prior to or on or after the date of this Agreement shall be no greater than $2,000,000.

  (b) First Chicago shall maintain the Company's severance policy for terminated employees as in effect on the date hereof and as to be modified consistent with the prior discussions between representatives of the parties to clarify that it provides for continuations of health benefits, or shall replace such policy with a policy providing equal or more favorable compensation, for a period of at least one year from the Effective Time.

  (c) To the extent permitted by law, First Chicago and its Subsidiaries shall give appropriate consideration in its future hirings to employees of the Company and its Subsidiaries who are terminated as a result of, or within twelve months following, the Merger.

  (d) First Chicago agrees that all officers and employees of the Company and its Subsidiaries on the Effective Date shall be fully vested in the amounts in their accounts on the Effective Date under the Lake Shore Bancorp., Inc. Profit-Sharing Plan.

  Section 5.15 Pooling-of-Interests. The Company agrees to use its best efforts to obtain and deliver to First Chicago (a) all waivers required in the reasonable opinion of First Chicago from any present or former directors, officers or employees of the Company or any of its Subsidiaries of any provision of the Stock Plan which, if not waived, would adversely affect the ability of First Chicago to account for the Merger as a pooling, (b) any letters, documents, opinions or other materials required under the terms of any such waivers in order that such waivers become effective and (c) after the Effective Time, the consolidated balance sheet of the Company and its Subsidiaries as of the date immediately preceding the Effective Time and the statement of income and changes in consolidated cash flows for the appropriate periods through such date, as certified by the Company's independent public accountants.

                                   ARTICLE VI

                       CONDITIONS PRECEDENT TO THE MERGER

  Section 6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

    (a) Stockholder Approval. The Merger shall have been approved by the requisite vote of the holders of Company Common Stock.

    (b) NYSE Listing. The First Chicago Common Stock issuable in the Merger and pursuant to the Company Stock Options shall have been authorized for listing on the NYSE, upon official notice of issuance.

    (c) Bank Regulatory Approvals. The approval of the Board of Governors of the Federal Reserve System specified in the Bank Holding Company Act, the approval of the Office of the Comptroller of the Currency under the Bank Merger Act, and the approval of the Illinois Commissioner of Banks and Trust Companies specified in the Illinois Banking Act shall have been obtained.

    (d) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect. All necessary state securities or "Blue Sky" authorizations shall have been received.

    (e) No Order. No Governmental Entity or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger or the transactions contemplated hereby illegal.

  Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following additional conditions:

    (a) Performance of Obligations; Representations and Warranties. First Chicago shall have performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Closing Date, each of the representations and warranties of First Chicago contained in this Agreement that is qualified by materiality shall be true and correct on and as of the Closing Date as if made on and as of such date and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date, in each case except as contemplated or permitted by this Agreement; provided, however, that the representation and warranty included in clause (ii) of Section 2.11 shall be excluded from the operation of this condition.

    (b) Tax Opinion. The Company shall have received an opinion of Sidley & Austin, in form reasonably satisfactory to the Company, dated the Closing Date, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Closing Date:

    (i) The Merger will constitute a reorganization for federal income tax purposes within the meaning of Section 368(a) of the Code and the Company and First Chicago will each be a party to that reorganization within the meaning of Section 368(b) of the Code;

    (ii) No gain or loss will be recognized by the Company as a result of the Merger;

    (iii) No gain or loss will be recognized by the stockholders of the Company upon the conversion of their Company Common Stock into shares of First Chicago Common Stock pursuant to the Merger except with respect to cash, if any, received in lieu of fractional shares of First Chicago Common Stock;

    (iv) The aggregate tax basis of the shares of First Chicago Common Stock received in exchange for shares of Company Common Stock pursuant to the Merger will be the same as the aggregate tax basis of such shares of Company Common Stock, decreased by the amount of any tax basis allocable to the fractional share interest for which cash is received; and

    (v) The holding period for shares of First Chicago Common Stock received in exchange for shares of Company Common Stock pursuant to the Merger will include the period that such shares of Company Common Stock were held by the holder provided such shares of Company Common Stock were held as capital assets by the holder on the Effective Date.

  In rendering such opinion, Sidley & Austin may receive and rely upon representations contained in certificates of the Company, First Chicago and others, and may condition such opinion on the receipt, from stockholders of the Company holding a substantial amount of the Company Common Stock ("Major Stockholders"), of a certificate verifying that such Major Stockholders have no present intention as of the Closing Date to sell the shares of First Chicago Common Stock to be distributed to them in the Merger.

  (c) Fairness Opinion. The Company shall have received in form reasonably satisfactory to the Company, an opinion of Donaldson, Lufkin & Jenrette Securities Corporation, dated as of the date of the Proxy Statement, substantially to the effect that the consideration to be received by the stockholders of the Company in the Merger is fair to such stockholders from a financial point of view and as of the Closing Date such opinion shall not have been withdrawn or modified in any material respect.

  (d) Officers' Certificate. First Chicago shall have furnished to the Company a certificate, dated the Closing Date, signed by the appropriate officers of First Chicago, certifying to the effect that to the best of the knowledge and belief of each of them, the conditions set forth in this Section 6.2, insofar as they relate to First Chicago, have been satisfied in full.

  (e) Opinion of Counsel. The Company shall have received an opinion from Sherman I. Goldberg, First Chicago's General Counsel, dated the Closing Date, substantially to the effect that:

    (i) The incorporation, existence and good standing of First Chicago is as stated in this Agreement; the authorized shares of First Chicago are as stated in this Agreement; all outstanding shares of First Chicago Common Stock are duly and validly authorized and issued, fully paid and nonassessable and have not been issued in violation of any preemptive right of any stockholders.

    (ii) First Chicago has full corporate power and authority to execute, deliver and perform this Agreement and this Agreement has been duly authorized, executed and delivered by First Chicago, as the case may be, and (assuming due and valid authorization, execution and delivery by the Company) constitutes the legal, valid and binding agreement of First Chicago enforceable against First Chicago in accordance with its terms, except to the extent enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws of general applicability relating to or affecting the enforcement of creditors' rights and by the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

    (iii) The execution and performance by First Chicago of this Agreement will not violate the Certificate of Incorporation or By-Laws of First Chicago and, to the knowledge of such counsel, will not violate, result in a breach of or constitute a default under any material lease, mortgage, contract, agreement, instrument, law, rule, regulation, judgment, order or decree to which First Chicago is a party or by which it or any of its properties or assets may be bound.

    (iv) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental agency or body which has not been obtained is required on behalf of First Chicago for the consummation of the transactions contemplated by this Agreement.

    (v) To the knowledge of such counsel, there are no actions, suits or proceedings, pending or threatened against or affecting First Chicago, at law or in equity or before or by any court, governmental department, commission, board, bureau, agency or instrumentality, or before any arbitrator of any kind which seek to restrain, prohibit or invalidate the transactions contemplated by this Agreement.

    (vi) (a) At the time the Registration Statement became effective, the Registration Statement (other than the financial statements, financial data, statistical data and supporting schedules included therein, and information relating to or supplied by the Company as to which such counsel expresses no opinion) complied as to form in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC thereunder.

    (b) In the course of the preparation of the Registration Statement and the Proxy Statement such counsel has considered the information set forth therein in light of the matters required to be set forth therein, and has participated in conferences with officers and representatives of the Company and First Chicago, including their respective counsel and independent public accountants, during the course of which the contents of the Registration Statement and the Proxy Statement and related matters were discussed. Such counsel has not independently checked the accuracy or completeness of, or otherwise verified, and accordingly is not passing upon, and does not assume responsibility for, the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Proxy Statement; and such counsel has relied as to materiality, to a large extent, upon the judgment of officers and representatives of the Company and First Chicago. However, as a result of such consideration and participation, nothing has come to such counsel's attention which causes such counsel to believe that the Registration Statement (other than the financial statements, financial data, statistical data and supporting schedules included therein, and information relating to or supplied by the Company as to which such counsel expresses no belief), at the time it became effective, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Proxy Statement (other than the financial statements, financial data, statistical data and supporting schedules included therein, and information relating to or supplied by the Company, as to which such counsel expresses no belief), at the time the Registration Statement became effective, included any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

    (vii) The shares of First Chicago Common Stock to be issued pursuant to this Agreement will be, when so issued, duly authorized, validly issued and outstanding, fully paid and nonassessable.

    (viii) The shares of First Chicago Common Stock included in the Registration Statement have been listed on the NYSE subject to official notice of issuance and evidence of satisfactory distribution.

  In rendering such opinion, counsel for First Chicago may rely as to matters of fact upon the representations of officers of First Chicago contained in any certificate delivered to such counsel and certificates of public officials. Such opinion shall be limited to the General Corporation Law of the State of Delaware and the laws of the United States of America and the State of Illinois.

  (f) Other Approvals. All authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity or third party required by or with respect to any law, rule, regulation, order or decree shall have been obtained in form and substance reasonably satisfactory to the Company.

  (g) Other Documents. First Chicago shall have furnished to the Company at the Closing such other customary documents, certificates or instruments as the Company may reasonably request evidencing compliance by First Chicago with the terms of this Agreement.

  Section 6.3 Conditions to Obligations of First Chicago to Effect the Merger. The obligations of First Chicago to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following additional conditions:

    (a) Performance of Obligations; Representations and Warranties. The Company shall have performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Closing Date, each of the representations and warranties of the Company contained in this Agreement that is qualified by materiality shall be true and correct on and as of the Closing Date as if made on and as of such date and each of the representations and warranties that is not so qualified shall be true in all material respects on and as of the Closing Date as if made on and as of such date, in each case except as contemplated or permitted by this Agreement; provided, however, that the representation and warranty included in clause (ii) of Section 3.11 shall be excluded from the operation of this condition and provided, further, that the representation and warranty in Section 3.6 shall not be deemed to be breached as the result of a loss or prospective loss on or after November 22, 1993 of business from any customer of the Company or its Subsidiaries which had previously been a customer of First Chicago or its Subsidiaries and had, since January 1, 1991, terminated or substantially reduced its relationship with First Chicago or its Subsidiaries.

    (b) Third Party Consents. All authorizations, consents, orders, declarations, agreements or approvals of, or filings with, or terminations or expirations of waiting periods imposed by any Governmental Entity or third party required by or with respect to any law, rule, regulation, order or decree shall have been obtained in form and substance reasonably satisfactory to First Chicago.

    (c) Accounting. Based on the advice of Arthur Andersen & Co. and such other advice as First Chicago may deem relevant, First Chicago shall have no reasonable basis for believing that following the Merger, the combination of the Company and First Chicago may not be accounted for as a "pooling of interests" in accordance with generally accepted accounting principles.

    (d) Tax Opinion. First Chicago shall have received an opinion of counsel reasonably satisfactory to First Chicago, in form reasonably satisfactory to First Chicago, dated the Closing Date, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Closing Date:

    (i) The Merger will constitute a reorganization for federal income tax purposes within the meaning of Section 368(a) of the Code and the Company and First Chicago will each be a party to that reorganization within the meaning of Section 368(b) of the Code;

    (ii) No gain or loss will be recognized by First Chicago, or the Company as a result of the Merger;

    (iii) No gain or loss will be recognized by the stockholders of the Company upon the conversion of their Company Common Stock into shares of First Chicago Common Stock pursuant to the Merger except with respect to cash, if any, received in lieu of fractional shares of First Chicago Common Stock;

    (iv) The aggregate tax basis of the shares of First Chicago Common Stock received in exchange for shares of Company Common Stock pursuant to the Merger will be the same as the aggregate tax basis for such shares of Company Common Stock, decreased by the amount of any tax basis allocable to the fractional share interests for which cash is received; and

    (v) The holding period for shares of First Chicago Common Stock received in exchange for shares of Company Common Stock pursuant to the Merger will include the period that such shares of the Company Common Stock were held by the holder provided such shares of Company Common Stock were held as capital assets by the holder on the Effective Date.

  In rendering such opinion, counsel to First Chicago may receive and rely upon representations contained in certificates of the Company, First Chicago, and others, and may condition such opinion on the receipt, from Major Stockholders, of a certificate verifying that such Major Stockholders have no present intention as of the Closing Date to sell the shares of First Chicago Common Stock to be distributed to them in the Merger.

  (e) Officers' Certificate. The Company shall have furnished to First Chicago a certificate, dated the Closing Date, signed by the appropriate officers of the Company, certifying to the effect that to the best of the knowledge and belief of each of them, the conditions set forth in this Section 6.3, insofar as they relate to the Company, have been satisfied.

  (f) Opinion of Counsel. First Chicago shall have received an opinion of counsel from Sidley & Austin, special counsel to the Company, dated the Closing Date, substantially to the effect that:

    (i) The incorporation, existence, good standing and capitalization of the Company are as stated in this Agreement; the authorized shares of Company Common Stock are as stated in this Agreement; all outstanding shares of Company Common Stock are duly and validly authorized and issued, fully paid and non-assessable and have not been issued in violation of any preemptive right of stockholders; and, to the knowledge of such counsel, there is no existing option, warrant, right, call, subscription or other agreement or commitment obligating the Company to issue or sell, or to purchase or redeem, any shares of its capital stock other than as stated in this Agreement.

    (ii) The Company has full corporate power and authority to execute, deliver and perform this Agreement and this Agreement has been duly authorized, executed and delivered by the Company, and (assuming the due and valid authorization, execution and delivery by First Chicago) constitutes the legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except to the extent enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws of general applicability relating to or affecting the enforcement of creditors' rights and by the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

    (iii) The incorporation, existence and good standing of Lake Shore and Bank of Hinsdale are as stated in this Agreement.

    (iv) All of the issued and outstanding shares of capital stock of Lake Shore and Bank of Hinsdale are owned of record and, to the knowledge of such counsel, beneficially by the Company, and such counsel is aware of no liens, charges and encumbrances on any such shares.

    (v) To the knowledge of such counsel, there is no existing option, warrant, right, call, subscription or other agreement or commitment obligating the Company, Lake Shore or Bank of Hinsdale to issue or sell, or to purchase or redeem, any shares of capital stock of Lake Shore or Bank of Hinsdale.

    (vi) To the knowledge of such counsel, there are no actions, suits or proceedings, pending or threatened against or affecting the Company or its Subsidiaries, at law or in equity or before or by any court, governmental department, commission, board, bureau, agency or instrumentality, or before any arbitrator of any kind which seek to restrain, prohibit or invalidate the transactions contemplated by this Agreement.

    (vii) The execution and performance by the Company of this Agreement will not violate the Certificate of Incorporation or By-laws of the Company or the Charter or By-laws of any of its Subsidiaries, and, to the knowledge of such counsel, will not violate, result in a breach of, or constitute a default under, any material lease, mortgage, contract, agreement, instrument, law, rule, regulation, judgment, order or decree to which the Company or any of its Subsidiaries is a party or to which they or any of their properties or assets may be bound.

    (viii) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental agency or body which has not been obtained is required on behalf of the Company or any of its Subsidiaries for consummation of the transactions contemplated by this Agreement.

    (ix)(a) At the time the Registration Statement became effective, the Registration Statement (other than the financial statements, financial data, statistical data and supporting schedules included therein, and information relating to or supplied by First Chicago as to which such counsel expresses no opinion) complied as to form in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC thereunder.

    (b) In the course of the preparation of the Registration Statement and the Proxy Statement such counsel has considered the information set forth therein in light of the matters required to be set forth therein, and has participated in conferences with officers and representatives of the Company and First Chicago, including their respective counsel and independent public accountants, during the course of which the contents of the Registration Statement and the Proxy Statement and related matters were discussed. Such counsel has not independently checked the accuracy or completeness of, or otherwise verified, and accordingly is not passing upon, and does not assume responsibility for, the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Proxy Statement; and such counsel has relied as to materiality, to a large extent, upon the judgment of officers and representatives of the Company and First Chicago. However, as a result of such consideration and participation, nothing has come to such counsel's attention which causes such counsel to believe that the Registration Statement (other than the financial statements, financial data, statistical data and supporting schedules included therein, and information relating to or supplied by First Chicago, as to which such counsel expresses no belief), at the time it became effective, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Proxy Statement (other than the financial statements, financial data, statistical data and supporting schedules included therein, and information relating to or supplied by First Chicago, as to which such counsel expresses no belief), at the time the Registration Statement became effective, included any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

  In rendering such opinion, counsel for the Company may rely (i) as to matters of fact upon the representations of officers of the Company and its Subsidiaries contained in any certificate delivered to such counsel and certificates of public officials and (ii) as to certain matters of law upon the opinion of Richards, Layton & Finger, P.A. Such opinion should be limited to the General Corporation Law of the State of Delaware and the laws of the United States of America and the State of Illinois.

  (g) Other Documents. The Company shall have furnished to First Chicago at the Closing such other customary documents, certificates or instruments, including certificates of good standing for the Company and each Significant Subsidiary as First Chicago may reasonably request evidencing compliance by the Company with the terms of this Agreement.

  (h) Affiliates Agreement. The Company shall have furnished or caused to be furnished to First Chicago the agreement required by Section 5.4 hereof from each person identified by the Company as an Affiliate in accordance with the provisions of Section 5.4 of this Agreement.

  (i) Stockholders' Equity. As of the end of the month ending prior to the Closing Date, the consolidated stockholders' equity of the Company shall not be less than $125 million. In computing such amount, the determination shall be made in accordance with Generally Accepted Accounting Principles as in effect on the date hereof and applied consistently with prior periods and there shall be added back any expenses, charges and similar amounts which are paid or accrued by the Company or any of its Subsidiaries, in anticipation of the Merger, including (i) transition expenses as required by First Chicago such as expenses paid or accrued by the Company in implementing Sections 4.4 and 5.14 hereof; (ii) the amount of the lump sum payment agreed to in the settlement of a claim of a Company executive (as described in the Disclosure Letter) to the extent not accrued as of the date hereof; (iii) all merger related expenses for executive compensation, investment banker fees and expenses, legal fees and expenses, accounting fees and expenses, expenses of the Stockholder Meeting, expenses for the preparation, printing and mailing of the proxy statement, and expenses for the preparation of regulatory applications and the registration statement; (iv) any expense related to acceleration of pension benefits through funding of secular trusts for certain executives; and (v) any other items of expense which are mutually agreed to by the Company and First Chicago.

                                                                      APPENDIX B

                               FORM OF OPINION OF
              DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION

                                                                          , 1994

Board of Directors
Lake Shore Bancorp., Inc.
605 North Michigan Avenue
Chicago, Illinois 60611

Members of the Board:

  You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding common stock, par value $0.01 per share (the "Lake Shore Common Stock"), of Lake Shore Bancorp., Inc. ("Lake Shore") of the Exchange Ratio (as defined in the Merger Agreement) pursuant to the Amended and Restated Agreement and Plan of Merger effective as of November 21, 1993 among Lake Shore, First Chicago Corporation ("First Chicago") and First Chicago Acquisition Corporation V, a wholly-owned subsidiary of First Chicago (the "Merger Agreement").

  At the time the Merger (as defined in the Merger Agreement) becomes effective (the "Effective Time"), each share of Lake Shore Common Stock issued and outstanding at the Effective Time shall be converted into validly issued, fully paid and nonassessable shares of common stock, par value $5.00 per share, of First Chicago ("First Chicago Common Stock") rounded to the nearest thousandth of a share, or if there shall not be a nearest thousandth of a share, to the next lower thousandth of a share based upon the Exchange Ratio; the Exchange Ratio will be determined by dividing $31.08 by the average of the per share closing prices on the New York Stock Exchange (the "NYSE") of First Chicago Common Stock (as reported on the NYSE Composite Transactions Tape) during the twenty day trading period ending on the third trading day prior to the Closing Date (as defined in the Merger Agreement) as reported in The Wall Street Journal, Midwest Edition; provided, however, that if such average of the per share closing prices shall be greater than $53.00, then the Exchange Ratio shall be determined by dividing $31.08 by $53.00; and provided, further, that if such average of the per share closing prices shall be less than $37.00, then the Exchange Ratio shall be determined by dividing $31.08 by $37.00.

  The Merger is subject to, among other things, approvals of the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency and the Illinois Commissioner of Banks and Trust Companies, approval by the holders of a majority of the shares of Lake Shore Common Stock, and receipt of opinions to the effect that the Merger will qualify for treatment as a tax-free reorganization. In connection with the Merger, the parties have also entered into an agreement (the "Stock Option Agreement") pursuant to which Lake Shore has irrevocably granted First Chicago an option to purchase up to 1,977,643 shares of Lake Shore Common Stock, representing approximately 19.9% of the total number of shares of Lake Shore Common Stock outstanding as of the date of the Merger Agreement, at a price of $31.08 per share and on the terms and conditions set forth in the Stock Option Agreement.

  Donaldson, Lufkin & Jenrette Securities Corporation, as part of its investment banking business, is regularly engaged, with respect to bank holding companies and other corporations, in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. We were retained by Lake Shore to act as its financial advisor with respect any sale, merger, consolidation, or other business combination, in one or a series of transactions, involving all or a substantial amount of the business, securities or assets of Lake Shore. We have received and will receive compensation from Lake Shore in connection with our services, a significant portion of which is contingent upon the consummation of the Merger.

  At your direction, we solicited the interest of third parties regarding a possible business combination with Lake Shore. The Merger Agreement is the result of this solicitation.

  In the ordinary course of our business we may actively trade the debt and equity securities of companies, including Lake Shore and First Chicago, for our own account and for the accounts of customers and may hold a long or short position in such securities at any time.

  For purposes of this opinion and in connection with our review of the proposed transaction, we have, among other things:

    1. Participated in discussions and negotiations among representatives of Lake Shore and their legal advisor and representatives of First Chicago that resulted in the Merger Agreement;

    2. Reviewed the Merger Agreement and the Stock Option Agreement;

    3. Reviewed certain publicly available financial statements, both audited and unaudited, for Lake Shore and First Chicago, including those included in the Annual Report on Form 10-K for the year ended December 31, 1992, the Quarterly Reports on Form 10-Q for the periods ended March 31, 1993, June 30, 1993 and September 30, 1993 and the most recent regular annual proxy statement available as of the date hereof for Lake Shore and First Chicago;

    4. Reviewed certain financial statements and other financial and operating data concerning Lake Shore and First Chicago prepared by their respective managements;

    5. Reviewed certain financial projections of Lake Shore and First Chicago, both on a stand-alone and on a combined basis, prepared by their respective managements;

    6. Reviewed certain appraisals of real property owned by Lake Shore;

    7. Discussed certain aspects of the past and current business operations, results of regulatory examinations, financial condition and future prospects of Lake Shore and First Chicago with certain members of the management of Lake Shore and First Chicago;

    8. Reviewed reported market prices and historical trading activity of Lake Shore Common Stock and First Chicago Common Stock;

    9. Reviewed certain aspects of the financial performance of Lake Shore and First Chicago and compared such financial performance of Lake Shore and First Chicago together with the stock market data relating to Lake Shore and First Chicago with similar data available for certain other financial institutions and certain of their publicly traded securities;

    10. Reviewed certain of the financial terms, to the extent publicly available, of certain recent business combinations involving other financial institutions; and

    11. Conducted such other studies, analyses, and examinations as we deemed appropriate.

  We have relied upon and assumed without independent verification the accuracy and completeness of all of the financial and other information that has been provided to us by Lake Shore, First Chicago and their respective representatives and of the publicly available information that was reviewed by us. At your direction, we have also relied upon the managements of both Lake Shore and First Chicago as to the reasonableness and achievability of the financial and operating forecasts provided to us (and the assumptions and bases therefor). In that regard, we have assumed with your permission that such forecasts, including without limitation projected cost savings and operating synergies resulting from the Merger, reflect the best currently available estimates and judgments of such respective managements and that such projections and forecasts will be realized in the amounts and in the time periods currently estimated by the managements of both Lake Shore and First Chicago. We have not independently verified and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of Lake Shore and First Chicago at September 30, 1993 are adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. With your permission, we have not independently verified that any of Lake Shore's assets reported in its balance sheet as of September 30, 1993 should have been classified as other real estate owned or in-substance foreclosures under applicable law, regulatory policy and sound banking practice as of such date; nor have we independently verified the carrying values of other real estate owned and loans classified as in-substance foreclosures of First Chicago in its September 30, 1993 balance sheet, and we have assumed with your permission that such carrying values complied fully with applicable law, regulatory policy and sound banking practice as of such date. We were not retained to and we did not conduct a physical inspection of any of the properties or facilities of Lake Shore or First Chicago, nor did we make any independent evaluation or appraisal of the assets, liabilities or prospects of Lake Shore or First Chicago, and did not review any individual credit files. We have also assumed with your permission that the Merger is, and will be, in compliance with all laws and regulations that are applicable to Lake Shore and First Chicago. With your permission, we have assumed for purposes of our opinion that the Merger will be recorded as a pooling of interests under generally accepted accounting principles.

  Our opinion is based solely upon the information available to us and the economic, market, and other circumstances as they exist as of the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof.

  In rendering our opinion, we have been advised by First Chicago and Lake Shore and have assumed with your permission that there are no other factors that would impede any necessary regulatory or governmental approval for the Merger and we have further assumed with your permission that in the course of obtaining the necessary regulatory and governmental approvals for the proposed Merger, no restriction will be imposed on First Chicago, as the surviving corporation in the Merger, that would have a material adverse effect on First Chicago or the contemplated benefits of the Merger. We have also assumed with your permission that there would not occur any change in the applicable law or regulation that would cause a material adverse change in the prospects or operations of First Chicago.

  We are not expressing any opinion herein as to the prices at which shares of First Chicago Common Stock issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any holder of Lake Shore Common Stock as to how such holder should vote with respect to the Merger Agreement at any meeting of holders of Lake Shore Common Stock.

  This letter is for the information of the Board of Directors of Lake Shore and is not to be used, circulated, quoted or otherwise referred to for any other purpose, except in each case with our prior written consent which shall not be unreasonably withheld; provided, however, that this letter may by filed with or included in any registration statement, proxy statement, information statement or tender offer document to be delivered to the Company's shareholders if set forth in its entirety therein, unless it has been withdrawn prior to the date of such document.

  Subject to the foregoing and based on our experience as investment bankers, our activities as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Exchange Ratio is fair, from a financial point of view, to the holders of Lake Shore Common Stock.

                                          Very truly yours,

                                          Donaldson, Lufkin & Jenrette
                                           Securities Corporation


                                          By: _________________________________
                                                  C. Douglas Mercer II
                                                    Managing Director

                                                                      APPENDIX C

                 (SECTION 262 DOES NOT PROVIDE APPRAISAL RIGHTS
                         IN CONNECTION WITH THE MERGER)

                        DELAWARE GENERAL CORPORATION LAW
                                  SECTION 262

  262 APPRAISAL RIGHTS. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251, 252, 254, 257, 258, 263 or 264 of this title:

  (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 stockholders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

  (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

  a. Shares of stock of the corporation surviving or resulting from such merger or consolidation;

  b. Shares of stock of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;

  c. Cash in lieu of fractional shares of the corporations described in the foregoing subparagraphs a. and b. of this paragraph; or

  d. Any combination of the shares of stock and cash in lieu of fractional shares described in the foregoing subparagraphs a., b. and c. of this paragraph.

  (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

  (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

  (2) If the merger or consolidation was approved pursuant to (S)228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trail upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of this demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the General Corporation Law of Delaware contains detailed provisions on indemnification of directors and officers of a Delaware corporation against expenses, judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with litigation.

  Article Ninth of the Restated Certificate of Incorporation, as amended, of the Registrant provides for indemnification of directors and officers to the full extent permitted or allowed by the laws of the State of Delaware, as such laws exist or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Registrant to provide broader indemnification rights than said law permitted the Registrant to provide prior to such amendment), whether or not specifically required, permitted, or allowed by said Section 145. The Registrant also insures its officers and directors to the full extent permitted by Section 145.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS. This Registration Statement includes the following Exhibits:

     EXHIBIT
      NUMBER                     DESCRIPTION OF EXHIBIT
     -------                     ----------------------                     ---
     2(A).    Amended and Restated Agreement and Plan of Merger,
               effective as of November 21, 1993, by and among First
               Chicago Corporation ("First Chicago"), First Chicago
               Acquisition Corporation V ("Acquisition Corp.") and Lake
               Shore Bancorp., Inc. ("Lake Shore") [included as Appendix
               A to the Prospectus/Proxy Statement and hereby
               incorporated herein by reference]
     2(B).    Stock Option Agreement [Exhibit C to First Chicago's
               Schedule 13D dated November 30, 1993 (File No. 1-6052)
               hereby incorporated herein by reference]
     4(A).    Restated Certificate of Incorporation, as amended
               [incorporated by reference to Exhibit 3(A) to the
               Registrant's Annual Report on Form 10-K for the year ended
               December 31, 1992, as amended by the Registrant's Form 8
               dated March 12, 1993]
     4(B).    Certificate of Stock Designation relating to the Series A
               Preferred Stock [incorporated by reference to Exhibit 3(A)
               to the Registrant's Annual Report on Form 10-K for the
               year ended December 31, 1992, as amended by the
               Registrant's Form 8 dated March 12, 1993]
     4(C).    Certificate of Stock Designation relating to the Series B
               Preferred Stock [incorporated by reference to Exhibit 3(A)
               to the Registrant's Annual Report on Form 10-K for the
               year ended December 31, 1992, as amended by the
               Registrant's Form 8 dated March 12, 1993]
     4(D).    Certificate of Stock Designation, as amended by a
               Certificate of Correction, relating to the Series C
               Preferred Stock [incorporated by reference to Exhibit 3(A)
               to the Registrant's Annual Report on Form 10-K for the
               year ended December 31, 1992, as amended by the
               Registrant's Form 8 dated March 12, 1993]
     4(E).    Certificate of Stock Designation, as amended by a
               Certificate of Increase to Certificate of Amendment,
               relating to the Series A Convertible Preferred Stock
               [incorporated by reference to Exhibit 3(A) to the
               Registrant's Annual Report on Form 10-K for the year ended
               December 31, 1992, as amended by the Registrant's Form 8
               dated March 12, 1993]

     4(F).     Certificate of Stock Designation relating to the Junior
                Preferred Shares [incorporated by reference to Exhibit
                3(A) to the Registrant's Annual Report on Form 10-K for
                the year ended December 31, 1992, as amended by the
                Registrant's Form 8 dated March 12, 1993]
     4(G).     Certificate of Stock Designation relating to the Series D
                Preferred Stock [incorporated by reference to Exhibit
                3(A) to the Registrant's Annual Report on Form 10-K for
                the year ended December 31, 1992, as amended by the
                Registrant's Form 8 dated March 12, 1993]
     4(H).     Certificate of Stock Designation relating to the Series E
                Preferred Stock [incorporated by reference to Exhibit
                3(A) to the Registrant's Annual Report on Form 10-K for
                the year ended December 31, 1992, as amended by the
                Registrant's Form 8 dated March 12, 1993]
     4(I).     Certificate of Stock Designation relating to the Series B
                Convertible Preferred Stock [incorporated by reference to
                Exhibit 4(i) to the Registrant's Current Report on Form
                8-K dated March 5, 1993]
     4(J).     By-laws of Registrant, as amended [incorporated by
                reference to Exhibit 4(B) to Registrant's Form S-3
                Registrant Statement (File No. 33-37717)]
     4(K).     Rights Agreement dated as of November 18, 1988, relating
                to Registrant's Preferred Share Purchase Rights
                [incorporated by reference to Exhibit 1 to Registrant's
                Current Report on Form 8-K dated November 25, 1988, File
                No. 1-6052]
     4(L).     Amendment to Rights Agreement dated as of July 13, 1990
                [incorporated by reference to Exhibit 1 to Registrant's
                Current Report on Form 8-K dated July 16, 1990, File No.
                1-6052]
     4(M).     Form of First Chicago Common Stock Certificate
                [incorporated by reference to Exhibit 4(a) to
                Registrant's Registration Statement on Form S-3 (File No.
                2-88937)]
     4(N).     No instruments defining the rights of holders of long-term debt of First Chicago and its subsidiaries have been
                included as exhibits because the total amount of
                indebtedness authorized under any such instrument does
                not exceed 10% of the total assets of First Chicago and
                its subsidiaries on a consolidated basis. First Chicago
                hereby agrees to furnish supplementally to the Commission
                upon request a copy of any omitted long-term debt
                instrument
     5.        Opinion of Counsel for First Chicago
     8.        Form of Opinion of Sidley & Austin with respect to certain tax matters*
     23(A)(1). Consent of Arthur Andersen & Co.
     23(A)(2). Consent of Price Waterhouse
     23(B).    Consent of Counsel for First Chicago (filed as part of
                Exhibit 5)
     23(C).    Consent of Sidley & Austin, counsel to Lake Shore (filed
                as part of Exhibit 8)*
     24.       Power of Attorney
     99(A).    Form of Opinion of Donaldson, Lufkin & Jenrette Securities
                Corporation [included as Appendix B to the
                Prospectus/Proxy Statement and hereby incorporated herein
                by reference]
     99(B).    Form of Proxy of Lake Shore

- --------
*To be filed by amendment.
(b) Financial Statement Schedules. Not Application.
(c) Opinion of Outside Party. See Exhibit 99(A) and Appendix C hereto.

ITEM 22. UNDERTAKINGS.

  The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "1933 Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934, as amended), that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The Registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  The Registrant hereby undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the 1933 Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  The Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

  Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-4 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, STATE OF ILLINOIS, ON THE 11TH DAY OF FEBRUARY, 1994.

                                          First Chicago Corporation

                                                  /s/ DAVID P. BOLGER
                                          By: _________________________________
                                                      David P. Bolger
                                                     Attorney-in-Fact

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITY AND ON THE DATE INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

           JOHN H. BRYAN*
- ------------------------------------
          (John H. Bryan)            Director
         DEAN L. BUNTROCK*
- ------------------------------------
         (Dean L. Buntrock)          Director
        FRANK W. CONSIDINE*
- ------------------------------------
        (Frank W. Considine)         Director
          JAMES S. CROWN*
- ------------------------------------
          (James S. Crown)           Director
          DONALD V. FITES*
- ------------------------------------
         (Donald V. Fites)           Director                      February 11, 1994

- ------------------------------------
         (Donald P. Jacobs)          Director
         ANDREW J. MCKENNA*
- ------------------------------------
        (Andrew J. McKenna)          Director
         RICHARD M. MORROW*
- ------------------------------------
        (Richard M. Morrow)          Director
           LEO F. MULLIN*
- ------------------------------------
          (Leo F. Mullin)            Director
           EARL L. NEAL*
- ------------------------------------
           (Earl L. Neal)            Director

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

         JAMES J. O'CONNOR*
- ------------------------------------
        (James J. O'Connor)          Director
         JERRY K. PEARLMAN*
- ------------------------------------
        (Jerry K. Pearlman)          Director
         JACK F. REICHERT*
- ------------------------------------
         (Jack F. Reichert)          Director
          PATRICK G. RYAN*
- ------------------------------------
         (Patrick G. Ryan)           Director
           ADELE SIMMONS*
- ------------------------------------
          (Adele Simmons)            Director
          ROGER W. STONE*
- ------------------------------------
          (Roger W. Stone)           Director                      February 11, 1994
         RICHARD L. THOMAS*
- ------------------------------------
        (Richard L. Thomas)          Director and Principal
                                      Executive Officer
          DAVID J. VITALE*
- ------------------------------------
         (David J. Vitale)           Director
         ROBERT A. ROSHOLT*
- ------------------------------------
        (Robert A. Rosholt)          Principal Financial Officer
        WILLIAM J. ROBERTS*
- ------------------------------------
        (William J. Roberts)         Principal Accounting Officer

- --------
*The undersigned, by signing his name hereto, does hereby sign this Registration Statement on behalf of each of the above-indicated directors and officers of the Registrant pursuant to power of attorney signed by such directors and officers.

                                                /s/ DAVID P. BOLGER
                                          -------------------------------------
                                                     David P. Bolger
                                                    Attorney-in-Fact